Form 10KSB40, Exhibit 13
period 1997-09-30
MARKET FINANCIAL CORP
filed 1997-12-23
CIK 1013027

                                                                  Exhibit 13







[LOGO-MFC]
                          MARKET FINANCIAL CORPORATION
                             7522 Hamilton Havenue
                                 P.O. Box 31292
Phone (513) 521-9772        Cincinati, OH 45231-0292       Fax: (513) 521-0703



Dear Shareholder:

         On behalf of the directors, officers and employees of Market Financial Corporation and its wholly owned subsidiary, The Market Building and Saving Company, I am pleased to present our first Annual Report to Shareholders for the fiscal year ended September 30, 1997.

         Market's net earnings totaled $502,000 in fiscal 1997 as compared to $224,000 in fiscal 1996. The increase of $278,000, or 124%, in fiscal 1997 net earnings was primarily attributable to the absence of the one-time $162,000 after-tax charge related to the recapitalization of the SAIF insurance fund as well as an increase in net interest income of $321,000, or 21%, for the year ended September 30, 1997. Return on average assets of .99% for the 1997 fiscal year doubled the prior fiscal year's return of .49%. In August 1997, we paid our first cash dividend of $.07 per share to shareholders of record on July 31, 1997.

         Market Financial Corporation recorded increases in total assets of $10.6 million, or 23%, investment securities of $8.5 million, or 87%, and shareholders' equity of $12.4 million, or 165%, primarily as a result of the proceeds from the sale of Market Financial Corporation common shares in March of 1997. In addition, our loan portfolio has increased $4.5 million, or 21%, since September 30, 1996, due to increased lending volume. The increased loan production coupled with the investment of funds from our common stock offering into higher-yielding assets has had a positive impact on our earnings this year.

         I would like to thank you, our shareholders, for the support you placed in us through your investment in Market Financial Corporation. The directors, officers and employees are committed to increasing the value of your investment in the future.

                                           Sincerely,




                                           John T. Larimer
                                           President and Managing Officer

                    BUSINESS OF MARKET FINANCIAL CORPORATION

===============================================================================

Market Financial Corporation ("MFC"), a unitary savings and loan holding company incorporated under the laws of the State of Ohio, owns all of the issued and outstanding common stock of The Market Building and Saving Company ("Market"), a savings and loan association incorporated under the laws of the State of Ohio. In March 1997, MFC acquired all of the common stock issued by Market upon its conversion from a mutual savings association to a stock savings association (the "Conversion"). Since its formation, MFC's activities have been limited primarily to holding the common shares of Market.

Market is a stock savings and loan association principally engaged in the business of making permanent first mortgage loans secured by one- to four-family residential real estate located in Market's primary market area of Hamilton County, Ohio, and portions of the contiguous counties. Market also originates a limited number of loans for the construction of residential real estate and loans secured by multifamily real estate (over four units) and nonresidential real estate. In addition to real estate lending, Market originates a limited number of loans secured by deposits at Market. For liquidity and interest rate risk management purposes, Market invests in U.S. Government and agency obligations, interest-bearing deposits in other financial institutions and mortgage-backed securities. Funds for lending and investment activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"), and loan repayments. Market conducts business from its main office located at 7522 Hamilton Avenue, Mt. Healthy, Ohio, and its full-service branch office at 125 Miami Avenue, North Bend, Ohio.

As a savings and loan holding company, MFC is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). As a savings and loan association incorporated under the laws of the State of Ohio, Market is subject to regulation, supervision and examination by the OTS and the Ohio Division of Financial Institutions (the "Division"). Market is also a member of the Federal Home Loan Bank (the "FHLB") of Cincinnati.


                              MARKET PRICE OF MFC'S
                  COMMON SHARES AND RELATED SHAREHOLDER MATTERS
===============================================================================

There were 1,335,725 common shares of MFC outstanding on December 18, 1997, held of record by approximately 591 shareholders. The number of shareholders does not reflect all of the persons or entities who may hold stock in nominee or "street" name through brokerage firms or others. Price information with respect to MFC's common shares is quoted on the Nasdaq Small-Cap Market ("Nasdaq") under the symbol "MRKF." The table below sets forth the high and low bid prices for the common shares of MFC, together with dividends declared per share, for each quarter of the 1997 fiscal year ending after March 27, 1997, the date of completion of the Conversion.

Price quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.


                                                            Cash dividends declared
                            High Bid           Low Bid              per share
                            --------           -------              ---------
FISCAL 1997
   Quarter ended:
    March 31, 1997 (1)                         $12.50                 $ -
    June 30, 1997            $13.00             12.50                   -
    September 30, 1997        13.00             14.00                 .07
                              14.75

----------
(1) Reflects the period from March 27, 1997, the date the Conversion closed, through March 31, 1997.

Dividends are subject to determination and declaration by the Board of Directors of MFC which takes into account MFC's financial condition, results of operations, tax considerations, industry standards, economic conditions, regulatory restrictions and other factors which affect the payment of dividends.

The income of MFC consists of dividends which may periodically be declared and paid by the Board of Directors of Market on the common shares of Market held by MFC and earnings on the $6.4 million in net proceeds retained by MFC from the sale of MFC's common shares in connection with the Conversion.

In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Under OTS regulations applicable to converted savings associations, Market is not permitted to pay a cash dividend on its common shares if the regulatory capital of Market would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account (which was established for the purpose of granting a limited priority claim on the assets of Market in the event of a complete liquidation to those members of Market before the Conversion who maintain a savings account at Market after the Conversion) or applicable regulatory capital requirements prescribed by the OTS.

OTS regulations applicable to all savings associations provide that a savings association which immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution (including a dividend) has total capital (as defined by OTS regulations) that is equal to or greater than the amount of its capital requirements is generally permitted without OTS approval (but subsequent to 30 days' prior notice to the OTS) to make capital distributions, including dividends, during a calendar year in an amount not to exceed the greater of (1) 100% of its net earnings to date during the calendar year, plus an amount equal to one-half the amount by which its total capital to assets ratio exceeded its required capital to assets ratio at the beginning of the calendar year, or (2) 75% of its net earnings for the most recent four-quarter period. Savings associations with total capital in excess of the capital requirements that have been notified by the OTS that they are in need of more than normal supervision will be subject to restrictions on dividends. A savings association that fails to meet current minimum capital requirements is prohibited from making any capital distributions without the prior approval of the OTS.

Market currently meets all of its regulatory capital requirements and, unless the OTS determines that Market is an institution requiring more than normal supervision, Market may pay dividends in accordance with the foregoing provisions of the OTS regulations.

                              SELECTED CONSOLIDATED
                      FINANCIAL INFORMATION AND OTHER DATA

===============================================================================

The following table sets forth certain information concerning the consolidated financial condition, earnings and other data regarding MFC at the dates and for the periods indicated.

                                                                                At September  30,
                                                         ---------------------------------------------------------
SELECTED FINANCIAL CONDITION (1):                        1997           1996         1995         1994        1993
                                                         ------        ------       ------       ------      ------
                                                                               (In thousands)
Total amount of:
    Assets                                               $56,121      $45,547       $45,734     $45,340      $46,942
    Cash and cash equivalents                              2,248        4,082         4,013       6,380       18,289
    Certificates of deposit in other financial
     institutions                                          6,690        7,040         7,139       6,139        1,789
    Investment securities - at cost                       17,257        9,062         7,984       5,919        3,525
    Investment securities designated as available
     for sale - at market                                  1,029          712           504           -            -
    Mortgage-backed securities - at cost                   1,268        1,549         2,211       2,441        3,661
    Loans receivable - net                                26,502       21,996        23,018      23,658       18,945
    Real estate acquired through foreclosure                   -            -             -           -           79
    Deposits                                              35,303       37,282        38,056      38,674       40,703
    Unrealized gains on securities designated as
     available for sale - net (2)                            660          451           314           -            -
    Shareholders' equity-restricted (3)                   19,895        7,514         7,153       6,372        5,960


                                                                              Year Ended September 30,
                                                         ---------------------------------------------------------
SELECTED OPERATING DATA (1):                             1997           1996         1995        1994         1993
                                                         ------        ------       ------       ------      ------
                                                                                (In thousands)
Interest income                                         $3,513         $3,261        $3,182     $2,908       $3,095
Interest expense                                         1,689          1,758         1,622      1,478        1,706
                                                       -------        -------        ------     ------       ------
Net interest income                                      1,824          1,503         1,560      1,430        1,389
Provision for losses on loans                                -             13             -          -           10
                                                   -----------      ---------     ---------  ---------     --------
Net interest income after provision for losses on
  loans                                                  1,824          1,490         1,560      1,430        1,379
Other operating income                                       6              7             8         12           10
General, administrative and other expense                1,069          1,153           861        836          697
                                                       -------        -------        ------     ------       ------
Earnings before income taxes                               761            344           707        606          692
Federal income taxes                                       259            120           240        194          223
                                                      --------       --------        ------     ------       ------
Net earnings                                           $   502        $   224        $  467     $  412       $  469
                                                       =======        =======        ======     ======       ======

---------------------------

(1) The financial information as of and for the periods ended September 30, 1994 and 1993 presented above has been previously restated to reflect the merger of The Cleves-North Bend Building and Loan Company into Market and provides such information on a combined entity basis.

(2) Market adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on October 1, 1994. As of and subsequent to that date, Market carries securities designated as available for sale at fair value.

(3) See Notes G, I and K of the Notes to Consolidated Financial Statements regarding restrictions on equity.


                                                              At or for the Year ended September 30,
                                                    --------------------------------------------------------
SELECTED FINANCIAL RATIOS AND OTHER DATA:           1997          1996         1995        1994        1993
                                                    ----          ----         ----        -----       ----
Performance ratios:
   Return on average assets (1)(2)(3)                0.99%        0.49%          1.03%      0.89%       0.99%
   Return on average equity (2)(3)(4)                3.66         3.05           6.91       6.68        8.15
   Interest rate spread (5)                          2.42         2.66           2.93       2.98        2.58
   Net interest margin (6)                           3.67         3.36           3.55       3.29        3.03
   Operating expenses to average assets (2) (3)      2.10         2.53           1.89       1.81        1.48
   Equity to assets (7)                             35.45        16.50          15.64      14.05       12.70

Asset quality ratios:
   Nonperforming assets to total assets              0.34         0.31             -          -         0.58
   Nonperforming loans to total loans                0.72         0.63             -          -         1.02
   Allowance for losses on loans to total loans      0.20         0.24           0.17       0.16        0.21
   Allowance for losses on loans to
     nonperforming loans                            27.23        37.41        N/M(8)      N/M(8)       20.21
   Net charge-offs to average loans                    -            -             -          -          0.02
   Average interest-earning assets to average
     interest-bearing liabilities                  136.77       117.78         116.62     109.04      112.38

Other data:
   Number of full service offices                    2            2             2           2           2

-------------------------

(1)      Net earnings divided by average assets.

(2)      Based on arithmetic average of beginning and ending balances.

(3) Excluding the effect of the one-time Savings Association Insurance Fund (the "SAIF") recapitalization assessment, the return on average assets, the return on average equity and the operating expenses to average assets ratios would have been .85%, 5.21% and 1.99%, respectively, for the fiscal year ended September 30, 1996.

(4)      Net earnings divided by average equity capital.

(5) Average yield on interest-earning assets less average cost of interest-bearing liabilities.

(6)      Net interest income as a percentage of average interest-earning assets.

(7)      At the end of the respective periods.

(8)      Not meaningful, as Market had no nonperforming loans at September 30, 1995 or 1994.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================

                                     GENERAL

-------------------------------------------------------------------------------

The following discussion and analysis of the financial condition and results of operations of MFC and Market should be read in conjunction with and with reference to the consolidated financial statements, and the notes thereto, included in this Annual Report.

MFC was incorporated for the purpose of owning all of Market's outstanding stock upon conversion to stock form. As a result, the discussion that follows focuses on Market's financial condition and results of operations.

In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the operations of Market and MFC's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and MFC's market area.

Without limiting the generality of the foregoing, some of the statements in the following referenced sections of this discussion and analysis are forward looking and are therefore subject to certain risks and uncertainties:

         1. Management's analysis of the interest rate risk of Market as set forth under "Asset and Liability Management;"

         2. Management's discussion of the liquidity of Market's assets and the regulatory capital of Market as set forth under "Liquidity and Capital Resources;" and

         3. Management's determination of the amount of the allowance for loan losses as set forth under "Changes in Financial Condition," "Comparison of Operating Results for the Years Ended September 30, 1997 and 1996," and "Comparison of Operating Results for the Years Ended September 30, 1996 and 1995."



                         CHANGES IN FINANCIAL CONDITION

-------------------------------------------------------------------------------

MFC's assets at September 30, 1997, totaled approximately $56.1 million, a $10.6 million, or 23.2%, increase over the total at September 30, 1996. The increase was funded primarily through the proceeds of the issuance of common shares of MFC in March of 1997.

Liquid assets (cash and cash equivalents and certificates of deposit) totaled $8.9 million at September 30, 1997, a decrease of $2.2 million from the total at September 30, 1996. The decline generally reflects management's decision to redeploy excess liquid assets to fund growth in the loan portfolio.

Investment securities totaled $18.3 million at September 30, 1997, an increase of $8.5 million, or 87.1%, over the total reported at September 30, 1996. The increase was due primarily to purchases during fiscal 1997 of $11.3 million of intermediate-term U.S. Government agency securities, with an overall yield of 6.63%. These purchases were funded primarily through proceeds from the Conversion. Additionally, MFC purchased $2.8 million of U.S. Government treasury securities yielding 6.13%. These purchases were partially offset by maturities of investment securities totaling $5.9 million during fiscal 1997.

Loans receivable totaled $26.5 million at September 30, 1997, an increase of $4.5 million, or 20.5%, over September 30, 1996. This increase resulted primarily from loan originations of $7.7 million, which exceeded principal repayments of $3.2 million. Loan origination volume during fiscal 1997 exceeded that of fiscal 1996 by $5.1 million, or 199.3%. Growth in the loan portfolio was comprised primarily of loans secured by one- to four-family residential real estate, which increased by $4.3 million, or 20.9%, year to year. Market's allowance for loan losses totaled $52,000 at both September 30, 1997 and 1996. The allowance represented .20% and .24% of total loans at September 30, 1997 and 1996, respectively. Nonperforming loans totaled $191,000 and $139,000, or .72% and .63% of total loans, at September 30, 1997 and 1996, respectively.

Although management believes that its allowance for loan losses at September 30, 1997, was adequate based upon the available facts and circumstances, there can be no assurances that additions to such allowance will not be necessary in future periods, which could adversely affect Market's results of operations.

Deposits totaled $35.3 million at September 30, 1997, a decrease of $2.0 million, or 5.3%, from the total at September 30, 1996, primarily as a result of depositors withdrawing funds to purchase common shares in the Conversion.

Shareholders' equity totaled $19.9 million at September 30, 1997, an increase of $12.4 million, or 164.8%, as a result of net conversion proceeds of $12.8 million, net earnings of $502,000 for the fiscal year ended September 30, 1997, and a $209,000, or 46.3%, increase in unrealized gain on securities designated as available for sale, which were partially offset by the use of Conversion proceeds to purchase of MFC common shares totaling $1.1 million for the Market Financial Corporation Employee Stock Ownership Plan (the "ESOP").

                         COMPARISON OF OPERATING RESULTS
                 FOR THE YEARS ENDED SEPTEMBER 30, 1997 AND 1996

-------------------------------------------------------------------------------

GENERAL. Market's net earnings for fiscal 1997 totaled $502,000, an increase of $278,000, or 124.1%, over the $224,000 in net earnings recorded for fiscal 1996. The increase in earnings resulted primarily from a $321,000 increase in net interest income, an $84,000 decrease in general, administrative and other expense, due primarily to a one-time deposit insurance assessment during 1996 related to the recapitalization of the SAIF, and a $13,000 decrease in the provision for losses on loans, which were partially offset by a $139,000 increase in the provision for federal income taxes.

NET INTEREST INCOME. Total interest income amounted to $3.5 million for the year ended September 30, 1997, a $252,000, or 7.7%, increase over the comparable 1996 period. The increase in total interest income was attributable to an increase of $189,000, or 15.4%, in interest income on investment securities and interest-bearing deposits, due primarily to an increase of $3.2 million to $23.4 million of weighted-average balances outstanding during fiscal 1997, which was partially offset by a 13 basis point (100 basis points equals one percent) decrease in the weighted-average yield. Interest income on loans totaled $2.0 million in 1997, an increase of $107,000, or 5.7%, from 1996. The increase resulted primarily from an increase of $2.3 million in weighted-average balances outstanding, which was partially offset by a 32 basis point decrease in the weighted-average yield, from 8.24% in fiscal 1996 to 7.92% in fiscal 1997. Interest income on mortgage-backed securities decreased by $44,000, or 26.0%, during fiscal 1997, as compared to 1996, as a result of a decline of $471,000 in the weighted-average balance outstanding, coupled with a decrease of 10 basis points in the weighted-average yield, from 9.02% in fiscal 1996 to 8.92% in fiscal 1997.

Interest expense on deposits totaled $1.7 million for fiscal 1997, a decrease of $69,000, or 3.9%, from the comparable 1996 period. This decrease was due primarily to a $1.6 million decrease in the weighted-average balances outstanding, which can be primarily attributed to withdrawals by customers to fund purchases of MFC common stock in the Conversion.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $321,000, or 21.4%, for fiscal 1997, compared to fiscal 1996. The interest rate spread declined by 24 basis points, from 2.66% in fiscal 1996 to 2.42% in fiscal 1997, while the net interest margin increased by 31 basis points, from 3.36% in fiscal 1996 to 3.67% in fiscal 1997.

PROVISION FOR LOSSES ON LOANS. The provision for losses on loans decreased by $13,000 for fiscal 1997, compared to fiscal 1996. During fiscal 1996, management increased the allowance for losses on loans due to an increase in internally classified assets of $36,000 and an increase of $139,000 in loans delinquent more than 90 days. The $13,000 increase in the provision for losses on loans in the prior year equaled approximately 10% of the increase in the amount of loans delinquent more than 90 days, which were in the process of collection.

A provision for losses on loans is charged to earnings to bring the total allowance to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by Market, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to Market's market area, and other factors related to the collectibility of Market's loan portfolio. As a result of such analysis, management decided no additional provision for losses on loans was necessary during fiscal 1997. There can be no assurance, however, that the allowance for loan losses of Market will be adequate to cover losses on nonperforming assets in the future.

OTHER OPERATING INCOME. Other operating income, primarily service fees on money orders and travelers' checks, totaled $6,000 for fiscal 1997, a decrease of $1,000, or 14.3%, from the fiscal 1996 amount.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General administrative and other expense totaled $1.1 million for fiscal 1997, a decrease of $84,000, or 7.3%, from the 1996 fiscal year amount. The decrease resulted primarily from a $292,000, or 89.3%, decrease in federal deposit insurance premiums, a $3,000, or 2.6%, decrease in occupancy and equipment expense and a $3,000, or 3.0%, decline in franchise taxes, which were partially offset by a $197,000, or 42.6%, increase in employee compensation and benefits, and a $17,000, or 11.3%, increase in other operating expense. The decrease in federal deposit insurance premiums was primarily attributable to the absence of the one-time SAIF recapitalization assessment in fiscal 1996 of approximately $246,000, or 65.7 basis points of the deposit base at March 31, 1995. The increase in employee compensation and benefits resulted primarily from the hiring of a chief executive officer, a chief financial officer and a vice president of lending during fiscal 1996, coupled with expenses related to the ESOP and normal merit increases.

FEDERAL INCOME TAXES. The provision for federal income taxes totaled $259,000 for fiscal 1997, an increase of $139,000, or 115.8%, over the provision recorded in fiscal 1996. The increase resulted primarily from a $417,000, or 121.2%, increase in earnings before taxes. The effective tax rates were 34.0% and 34.9% for fiscal 1997 and 1996, respectively.


                         COMPARISON OF OPERATING RESULTS
                 FOR THE YEARS ENDED SEPTEMBER 30, 1996 AND 1995

------------------------------------------------------------------------------

GENERAL. Market's net earnings for fiscal 1996 were $224,000, a decline of $243,000, or 52.0%, from the $467,000 in net earnings recorded for fiscal 1995. The decline in earnings resulted primarily from a $292,000 increase in general, administrative and other expenses, due primarily to a one-time deposit insurance assessment, a $57,000 decrease in net interest income and a $13,000 increase in the provision for losses on loans, which were partially offset by a $120,000 decrease in the provision for income taxes.

NET INTEREST INCOME. Total interest income was $3.3 million for fiscal 1996, a $79,000, or 2.5%, increase over the comparable 1995 period. The increase in total interest income was attributable to an increase of $199,000, or 19.4%, in interest income on investment securities and interest-bearing deposits, due primarily to an increase of $1.8 million in the weighted-average balances outstanding to $20.2 million at September 30, 1996, coupled with a 154 basis point increase in the weighted-average yield. Interest income on loans totaled $1.9 million in fiscal 1996, a decrease of $93,000, or 4.7%, from fiscal 1995. The decrease resulted primarily from the decline of $566,000 in weighted-average balances outstanding, coupled with a 20 basis point decrease in the weighted-average yield, from 8.44% in fiscal 1995 to 8.24% in fiscal 1996. Interest income on mortgage-backed securities decreased by $27,000, or 13.8%, during fiscal 1996, as compared to 1995, as a result of a decline of $394,000 in the weighted-average balance outstanding, which was partially offset by an increase of 37 basis points in the weighted-average yield, from 8.65% in 1995 to 9.02% in 1996.

Interest expense on deposits totaled $1.8 million for fiscal 1996, an increase of $136,000, or 8.4%, over the comparable 1995 period. This increase was due primarily to a $299,000 increase in the weighted-average balances outstanding, coupled with a 32 basis point increase in the weighted-average cost of deposits, from 4.31% in the fiscal 1995 period to 4.63% in the fiscal 1996 period.

As a result of the foregoing changes in interest income and interest expense, net interest income declined by $57,000, or 3.7%, for fiscal 1996, compared to fiscal 1995. The interest rate spread declined by 27 basis points, from 2.93% in fiscal 1995 to 2.66% in fiscal 1996, while the net interest margin declined by 19 basis points, from 3.55% in fiscal 1995 to 3.36% in fiscal 1996.

PROVISION FOR LOSSES ON LOANS. The provision for losses on loans increased by $13,000 for fiscal 1996, compared to fiscal 1995. During fiscal 1996, management increased the allowance for losses on loans due to an increase in internally classified assets of $36,000 and an increase of $139,000 in loans delinquent more than 90 days. The $13,000 increase in the provision for losses on loans equaled approximately 10% of the increase in the amount of loans delinquent more than 90 days, which were in the process of collection.

OTHER OPERATING INCOME. Other operating income, primarily service fees on money orders and travelers' checks, totaled $7,000 for fiscal 1996, a decrease of $1,000, or 12.5%, from the fiscal 1995 amount.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense totaled $1.2 million for fiscal 1996, an increase of $292,000, or 33.9%, over the 1995 fiscal year amount. The increase resulted primarily from a $235,000, or 255.4%, increase in federal deposit insurance premiums and an $86,000, or 22.9%, increase in employee compensation and benefits, which was partially offset by a $20,000, or 11.8%, decrease in other operating expense, an $8,000, or 6.6%, decrease in occupancy and equipment expense and a $1,000, or 1.0%, decrease in franchise taxes. The increase in federal deposit insurance premiums was primarily attributable to the one-time SAIF recapitalization assessment of approximately $246,000, or 65.7 basis points of the deposit base at March 31, 1995. This increase was partially offset by the effect of a decrease in the deposit portfolio during fiscal 1996. In addition to normal merit increases, the increase in employee compensation and benefits resulted primarily from the hiring of a chief executive officer, a chief financial officer and a vice president of lending.

FEDERAL INCOME TAXES. The provision for federal income taxes was $120,000 for fiscal 1996, a decrease of $120,000, or 50.0%, from the provision recorded in fiscal 1995. The decrease resulted primarily from a $363,000, or 51.4%, decline in earnings before taxes. The effective tax rates were 34.9% and 33.9% for fiscal 1996 and 1995, respectively.

                  AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

------------------------------------------------------------------------------

The following table sets forth certain information relating to MFC's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from month-end balances, which include nonaccruing loans in the loan portfolio, net of the allowance for loan losses.

                                                                     Year Ended September 30,
                              --------------------------------------------------------------------------------------------------
                                         1997                              1996                            1995
                                         ------                            -----                           ----
                              Average     Interest   Average  Average    Interest    Average    Average    Interest    Average
                            outstanding    earned/    yield/  outstanding earned/     yield/   outstanding   earned/     yield/
                              Balance        Paid       Rate    Balance     Paid        Rate      Balance      Paid       Rate
                              -------        ----       ----    -------     ----        ----      -------      ----       ----
                                                                  (Dollars in thousands)
Interest-earning assets:
  Loans receivable             $24,921     $1,974      7.92%   $22,648     $1,867       8.24%    $23,214     $1,960      8.44%
  Mortgage-backed securities     1,402        125      8.92      1,873        169       9.02       2,267        196      8.65
  Investment securities         11,812        708      5.99      9,123        590       6.47       7,288        309      4.24
  Other interest-earning
   assets                       11,598        706      6.09     11,070        635       5.74      11,154        717      6.43
                               -------     ------      ----    -------     ------       ----     -------     ------      ----

    Total interest-earning
     assets                     49,733      3,513      7.06     44,714      3,261       7.29      43,923      3,182      7.24

Non-interest-earning assets      2,210                           1,485                             1,240
                               -------                        --------                         ---------

    Total assets               $51,943                         $46,199                           $45,163
                                ======                          ======                           =======

Interest-bearing
liabilities:
  Passbook and club accounts   $10,421        300      2.88    $11,159        324       2.90     $11,386        343      3.01
  Money market demand
  accounts                       2,872         81      2.82      3,621        104       2.87       4,728        119      2.52
  Certificate of deposits       23,069      1,308      5.67     23,183      1,330       5.74      21,550      1,160      5.38
                                ------      -----      ----    -------     ------    -------    --------      -----  --------

    Total interest-bearing
     liabilities                36,362      1,689      4.64     37,963      1,758       4.63      37,664      1,622      4.31
                                            -----      ----                ------    -------                  -----  --------

Non-interest-bearing
  liabilities                      909                             834                               586
                               -------                       ---------                         ---------
    Total liabilities           37,271                          38,797                            38,250

Shareholders' equity (1)        14,672                           7,402                             6,913
                                ------                        --------                          --------

    Total liabilities and
     shareholders' equity      $51,943                         $46,199                           $45,163
                                ======                          ======                            ======

  Net interest income and                  $1,824      2.42%               $1,503       2.66%                $1,560      2.93%
     spread                                ======      ====                ======       ====                 ======      ====


  Net interest margin (net
   interest income as a
   percent of average
   Interest-earning assets)                            3.67%                            3.36%                            3.55%
                                                       ====                             ====                             ====

Average interest-earning
  assets to interest-bearing
  liabilities                                        136.77%                          117.78%                          116.62%
                                                     ======                           ======                           ======

-------------------------------
(1)      Consists solely of retained earnings for fiscal 1996 and 1995.

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected Market's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by prior year rate), (ii) changes in rate (changes in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

                                                                 Year Ended September  30,
                                       ----------------------------------------------------------------
                                               1997 vs. 1996                       1996  vs. 1995
                                       ---------------------------       ----------------------------
                                                   Increase                           Increase
                                             (decrease) due to                 (decrease) due to
                                             -----------------                 -----------------
                                         Volume      Rate       Total       Volume      Rate        Total
                                         ------      ----       -----       ------      ----        -----
                                                                   (In thousands)
Interest income attributable to:
    Loans receivable                       $182      $(75)       $107        $(48)      $(45)       $(93)
    Mortgage-backed securities              (42)       (2)        (44)        (36)         9         (27)
    Investment securities                   164       (46)        118          92        189         281
    Interest-bearing deposits                31        40          71          (5)       (77)        (82)
                                          -----     -----       -----       -----      -----       -----
Total interest income                       335       (83)        252           3         76          79
Interest expense attributable to:
    Deposits                                (74)        5         (69)         13        123         136
                                          -----    ------      ------       -----      -----        ----
Total interest expense                      (74)        5         (69)         13        123         136
                                          -----    ------      ------       -----      -----        ----
   Increase (decrease) in net
    interest income                        $409      $(88)       $321        $(10)      $(47)       $(57)
                                           ====      ====        ====        ====       ====        ====


                         ASSET AND LIABILITY MANAGEMENT
-------------------------------------------------------------------------------

Market, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, Market uses the "net portfolio value" ("NPV") methodology adopted by the OTS as part of its capital regulations. Although Market is not currently subject to the NPV regulation because such regulation does not apply to institutions with less than $300 million in assets and risk-based capital in excess of 12%, the application of the NPV methodology illustrates certain aspects of Market's interest rate risk.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV which would result from a theoretical 200 basis point change in market interest rates. Both a 200 basis point increase in market interest rates and a 200 basis point decrease in market interest rates are considered. If the NPV would decrease more than 2% of the present value of the institution's assets with either an increase or a decrease in market rates, the institution must deduct 50% of the amount of the decrease in excess of such 2% in the calculation of the institution's risk-based capital. See "Liquidity and Capital Resources."

At September 30, 1997, 2% of the present value of Market's assets was approximately $1.2 million. Because the interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) was $1.8 million at September 30, 1997, Market would have been required to deduct approximately $300,000 (50% of the $600,000 difference) from its capital in determining whether Market met its risk-based capital requirement. Regardless of such restriction, however, Market's risk-based capital at September 30, 1997, would still have exceeded the regulatory requirement by $11.1 million.

Presented below, as of September 30, 1997, is an analysis of Market's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. The table also contains the policy limits set by the Board of Directors of Market as the maximum change in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and Market's strong capital position.

                                                             September 30, 1997
                                                    -----------------------------
  Change in interest rate      Board limit          $ change            % change
       (Basis Points)          % Change             In NPV              In NPV
  -----------------------     ------------         ---------          -----------
                                                        (Dollars in thousands)

          +400                   (70.0)%            $(3,843)           (25)%
          +300                   (50.0)              (2,858)           (18)
          +200                   (35.0)              (1,845)           (12)
          +100                   (20.0)                (848)            (5)
             0                      -                   -                -
          -100                   (20.0)                 561              4
          -200                   (35.0)               1,050              7
          -300                   (50.0)               1,603             10
          -400                   (70.0)               2,291             15


As illustrated in the table, NPV is more sensitive to rising rates than declining rates. Such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. Thus, in a rising interest rate environment, because Market has a significant amount of fixed-rate loans in its loan portfolio, the amount of interest Market would receive on its loans would increase relatively slowly as loans are slowly prepaid and new loans are made at higher rates. Moreover, the interest Market would pay on its deposits would increase rapidly because Market's deposits generally have shorter periods to repricing. The assumptions used in calculating the amounts in this table are OTS assumptions.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

In a rising interest rate environment, Market's net interest income could be expected to be negatively affected. Moreover, rising interest rates could negatively affect Market's earnings due to diminished loan demand.



                         LIQUIDITY AND CAPITAL RESOURCES

-------------------------------------------------------------------------------


Liquidity refers to the ability of Market to generate sufficient cash to fund current loan demand, meet deposit withdrawals and pay operating expenses. Liquidity is influenced by financial market conditions, fluctuations in interest rates, general economic conditions and regulatory requirements. Market's liquid assets, primarily represented by cash and cash equivalents and interest-bearing deposits in other financial institutions, are a result of its operating, investing and financing activities. These activities are summarized in the following table for the years ended September 30, 1997, 1996 and 1995:

                                                                 YEAR ENDED SEPTEMBER 30,
                                                 ----------------------------------------------
                                                   1997                 1996             1995
                                                 -------               -------          ------
                                                                 (In thousands)
Net cash from operating activities               $     517            $   153           $    497
Net cash from investing activities                 (12,041)               697             (2,240)
Net cash from financing activities                   9,690               (781)              (624)
                                                   -------            -------           --------
Net change in cash and cash equivalents
                                                    (1,834)                69             (2,367)
Cash and cash equivalents at the beginning
   of the year                                       4,082              4,013              6,380
                                                  --------            -------            -------
Cash and cash equivalents at the end of the
   year                                            $ 2,248             $4,082            $ 4,013
                                                   =======             ======            =======


Market's principal sources of funds are deposits, loan and mortgage-backed securities repayments, maturities of securities and other funds provided by operations. Market also has the ability to borrow from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan and mortgage-backed security prepayments are influenced to a greater degree by interest rates, general economic conditions and competition.

Market maintains investments in liquid assets based upon management's assessment of (i) the need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of Market's asset and liability management program.

At September 30, 1997, Market's certificates of deposit totaled approximately $22.8 million, or 64.5% of total deposits. Of such amount, approximately $18.4 million in certificates of deposit mature within one year. Based on past experience and Market's prevailing pricing strategies, management believes that a substantial percentage of such certificates will be renewed with Market at maturity. If Market is unable to renew the maturing certificates for any reason, however, borrowings of up to $7.8 million are available from the FHLB of Cincinnati.

OTS regulations presently require Market to maintain an average daily balance of liquid assets, which may include, but are not limited to, investments in U.S. Treasury and federal agency obligations and other investments having maturities of five years or less, in an amount equal to 5% of the sum of Market's average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which Market may rely if necessary to fund deposit withdrawals or other short-term funding needs. At September 30, 1997, Market's regulatory liquidity ratio was 60.9%. At such date, Market had commitments to originate loans totaling $873,000 and undisbursed loans in process totaling $156,000 and no commitments to purchase or sell loans. Market considers its liquidity and capital resources sufficient to meet its outstanding short-term and long-term needs. See Note H to the Consolidated Financial Statements.

Market is required by applicable law and regulations to meet certain minimum capital standards. Such capital standards include a tangible capital requirement, a core capital requirement or leverage ratio and a risk-based capital requirement. Market exceeded all of its regulatory capital requirements at September 30, 1997.

The tangible capital requirement requires a savings and loan association to maintain "tangible capital" of not less than 1.5% of the association's adjusted total assets. Tangible capital is defined in OTS regulations as core capital minus any intangible assets.

"Core capital" is comprised of common shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts, pledged deposits of mutual associations and intangible assets, primarily consisting of certain purchased mortgage servicing rights. OTS regulations require a savings and loan association to maintain core capital of at least 3% of the association's total assets. The OTS has proposed to increase such requirement to 4% and 5%, except for those associations with the highest examination rating and acceptable levels of risk.

OTS regulations require that a savings and loan association maintain "risk-based capital" in an amount not less than 8% of its risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of Market includes a general loan loss allowance of $50,000 at September 30, 1997.

The following table summarizes Market's regulatory capital requirements and actual capital at September 30, 1997:

                                                                           EXCESS OF ACTUAL
                                                           CURRENT        CAPITAL OVER CURRENT   APPLICABLE
                              ACTUAL CAPITAL           REQUIREMENT            REQUIREMENT        ASSET TOTAL
                           -------------------       ---------------     --------------------   -------------
SEPTEMBER 30, 1997         AMOUNT      PERCENT       AMOUNT   PERCENT    AMOUNT     PERCENT
------------------         ------      -------       ------   -------    ------     -------
                                             (Dollars in thousands)
Tangible capital           $12,885       23.4%       $  827      1.5%   $12,058       21.9%        $55,122
Core capital                12,885       23.4         1,654      3.0     11,231       20.4          55,122
Risk-based capital          12,935       68.2         1,518      8.0     11,417       60.2          18,980


At September 30, 1997, Market had no material commitments for capital expenditures.


                   EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

-------------------------------------------------------------------------------


In May 1995, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 122 "Accounting for Mortgage Servicing Rights," which requires that Market recognize as separate assets rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained would allocate some of the cost of the loans to the mortgage servicing rights. SFAS No. 122 requires that securitizations of mortgage loans be accounted for as sales of mortgage loans and acquisitions of mortgage-backed securities. Additionally, SFAS No. 122 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value. SFAS No. 122 was effective for fiscal years beginning after December 15, 1995 (October 1, 1996, as to Market), to transactions in which an entity acquires mortgage servicing rights and to impairment evaluations of all capitalized mortgage servicing rights and capitalized excess servicing receivables whenever acquired. Retroactive application is prohibited, and earlier adoption is encouraged. Management adopted SFAS No. 122 effective October 1, 1996, as required, without material effect on Market's financial position or results of operations.

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," establishing financial accounting and reporting standards for stock-based compensation plans. SFAS No. 123 encourages all entities to adopt a new method of accounting to measure the compensation cost of all stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net earnings and, if presented, earnings per share, as if SFAS No. 123 had been adopted. The accounting requirements of SFAS No. 123 are effective for transactions entered into during fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994. Management has determined that MFC will account for stock-based compensation pursuant to Accounting Principles Board Opinion No. 25, and therefore, the disclosure provisions of SFAS No. 123 will have no effect on its consolidated financial condition or results of operations.

In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers of Financial Assets, Servicing Rights and Extinguishment of Liabilities," that provides accounting guidance on transfers of financial assets, servicing of financial assets and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements and transfers of receivables with recourse.

An institution that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held to maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value.

SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligations for the liability or is legally released from being the primary obligor. SFAS No. 125 supersedes SFAS No. 122 and is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management does not believe that the adoption of SFAS No. 125 will have a material adverse effect on Market's consolidated financial position or results of operations.

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," which requires companies to present basic earnings per share and, if applicable, diluted earnings per share, instead of primary and fully diluted earnings per share, respectively. Basic earnings per share is computed without including potential common shares, i.e., no dilutive effect. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares, including options, warrants, convertible securities and contingent stock agreements. SFAS No. 128 is effective for periods ending after December 15, 1997. Early application is not permitted. The provisions of SFAS No. 128 are not applicable to MFC's fiscal years ended September 30, 1997 or 1996, as the Conversion was completed in March 1997. The disclosure provisions of SFAS No. 128 are not expected to have a material effect on MFC's consolidated financial statements.

In February 1997, the FASB issued SFAS No. 129, "Disclosures of Information about Capital Structure." SFAS No. 129 consolidated existing accounting guidance relating to disclosure about a company's capital structure. SFAS No. 129 is not expected to have a material adverse effect on MFC's consolidated financial statements.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in the financial statement.

SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial condition. SFAS No, 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods is required. SFAS No. 130 is not expected to have a material adverse effect on MFC's consolidated financial statements.

In June 1997, the FASB issued SFAS No. 131," Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing information. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. The disclosure provisions of SFAS No. 131 are not expected to have a material adverse effect on MFC's consolidated financial statements.

                     IMPACT OF INFLATION AND CHANGING PRICES

-------------------------------------------------------------------------------

The consolidated financial statements and notes thereto included herein have been prepared in accordance with generally accepted accounting principles, which require MFC to measure financial position and results of operations in terms of historical dollars with the exception of investment and mortgage-backed securities available-for-sale, which are carried at fair value. Changes in the relative value of money due to inflation or recession are generally not considered.

In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the rate of inflation. While interest rates are greatly influenced by changes in the rate of inflation, they do not change at the same rate or in the same magnitude as the rate of inflation. Rather interest rate volatility is based on changes in the expected rate of inflation, as well as changes in monetary and fiscal policies.

                         REPORT OF INDEPENDENT CERTIFIED
                             PUBLIC ACCOUNTANTS AND
                        CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------







                                                       Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS       22


CONSOLIDATED FINANCIAL STATEMENTS

  CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION         23

  CONSOLIDATED STATEMENTS OF EARNINGS                    24

  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY        25

  CONSOLIDATED STATEMENTS OF CASH FLOWS                  26

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS             28

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Market Financial Corporation


We have audited the accompanying consolidated statements of financial condition of Market Financial Corporation and Subsidiary as of September 30, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years ended September 30, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Market Financial Corporation and Subsidiary as of September 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for the years ended September 30, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.

/s/ Grant Thornton LLP
Grant Thornton LLP


Cincinnati, Ohio
November 19, 1997


                          MARKET FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  September 30,
                        (In thousands, except share data)

          ASSETS                                                         1997       1996
Cash and due from banks                                               $    550     $    512
Federal funds sold                                                       1,494        2,627
Interest-bearing deposits in other financial institutions                  204          943
                                                                      --------     --------
          Cash and cash equivalents                                      2,248        4,082

Certificates of deposit in other financial institutions                  6,690        7,040
Investment securities - at amortized cost, approximate market value of $17,316 and $9,071 at September 30,
  1997 and 1996                                                         17,257        9,062
Investment securities designated as available for sale - at market       1,029          712
Mortgage-backed securities - at cost, approximate
  market value of $1,338 and $1,612 at
  September 30, 1997 and 1996                                            1,268        1,549
Loans receivable - net                                                  26,502       21,996
Office premises and equipment - at depreciated cost                        147          168
Federal Home Loan Bank stock - at cost                                     390          364
Accrued interest receivable                                                520          339
Prepaid expenses and other assets                                           70          196
Prepaid federal income taxes                                                 -           39
                                                                      --------     --------

          Total assets                                                $ 56,121     $ 45,547
                                                                      ========     ========

     LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                              $ 35,303     $ 37,282
Advances by borrowers for taxes and insurance                               49           50
Accrued interest payable                                                    99          117
Other liabilities                                                          137          273
Accrued federal income taxes                                                48            -
Deferred federal income taxes                                              590          311
                                                                      --------     --------
          Total liabilities                                             36,226       38,033

Commitments                                                                  -            -

Shareholders' equity
  Preferred stock - 1,000,000 shares without par value authorized;
    no shares issued                                                         -            -
  Common stock - 4,000,000 shares without par value authorized;
    1,335,725 shares issued and outstanding at September 30, 1997            -            -
  Additional paid-in capital                                            12,832            -
  Retained earnings - substantially restricted                           7,472        7,063
  Shares acquired by Employee Stock Ownership Plan (ESOP)               (1,069)           -
  Unrealized gains on securities designated as available for sale,
    net of related tax effects                                             660          451
                                                                      --------     --------
          Total shareholders' equity                                    19,895        7,514
                                                                      --------     --------

          Total liabilities and shareholders' equity                  $ 56,121     $ 45,547
                                                                      ========     ========

The accompanying notes are an integral part of these statements.


                          MARKET FINANCIAL CORPORATION

                       CONSOLIDATED STATEMENTS OF EARNINGS

                            Year ended September 30,
                                 (In thousands)


                                                       1997      1996        1995
                                                       ----      ----        ----

Interest income
  Loans                                              $ 1,974    $ 1,867     $ 1,960
  Mortgage-backed securities                             125        169         196
  Investment securities                                  708        590         309
  Interest-bearing deposits and other                    706        635         717
                                                     -------    -------     -------
          Total interest income                        3,513      3,261       3,182

Interest expense
  Deposits                                             1,689      1,758       1,622
                                                     -------    -------     -------

          Net interest income                          1,824      1,503       1,560

Provision for losses on loans                              -         13           -
                                                     -------    -------     -------

          Net interest income after provision for
            losses on loans                            1,824      1,490       1,560

Other operating income                                     6          7           8

General, administrative and other expense
  Employee compensation and benefits                     659        462         376
  Occupancy and equipment                                111        114         122
  Federal deposit insurance premiums                      35        327          92
  Franchise taxes                                         97        100         101
  Other operating                                        167        150         170
                                                     -------    -------     -------
          Total general, administrative and
            other expense                              1,069      1,153         861
                                                     -------    -------     -------

          Earnings before income taxes                   761        344         707

Federal income taxes
  Current 88                                             187        210
  Deferred                                               171        (67)         30
                                                     -------    -------     -------
          Total federal income taxes                     259        120         240
                                                     -------    -------     -------

          NET EARNINGS                               $   502    $   224     $   467
                                                     =======    =======     =======





The accompanying notes are an integral part of these statements.

                          MARKET FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                  Years ended September 30, 1997, 1996 and 1995
                        (In thousands, except share data)

                                                                                    UNREALIZED GAINS
                                                                                       ON SECURITIES
                                                                    ADDITIONAL          DESIGNATED AS     SHARES
                                                            COMMON   PAID-IN   RETAINED    AVAILABLE     ACQUIRED
                                                            STOCK    CAPITAL    EARNINGS    FOR SALE      BY ESOP      TOTAL

Balance at October 1, 1994                                  $ -     $     -    $  6,372      $     -      $    -     $  6,372

Cumulative effect of change in method of accounting
  for securities designated as available for sale - net
  of related tax effects                                      -           -           -          238           -          238
Unrealized gains on securities designated as
  available for sale, net of related tax effects              -           -           -           76           -           76
Net earnings for the year ended September 30, 1995            -           -         467            -           -          467
                                                           ----    --------    --------     --------    --------     --------

Balance at September 30, 1995                                 -           -       6,839          314           -        7,153

Unrealized gains on securities designated as available
  for sale, net of related tax effects                        -           -           -          137           -          137
Net earnings for the year ended September 30, 1996            -           -         224            -           -          224
                                                           ----    --------    --------     --------    --------     --------

Balance at September 30, 1996                                 -           -       7,063          451           -        7,514

Net proceeds from issuance of common shares                   -      12,832           -            -           -       12,832
Disbursement of loan to ESOP                                  -           -           -            -      (1,069)      (1,069)
Cash dividends of $.07 per share                              -           -         (93)           -           -          (93)
Unrealized gains on securities designated as available
  for sale, net of related tax effects                        -           -           -          209           -          209
Net earnings for the year ended September 30, 1997            -           -         502            -           -          502
                                                           ----    --------    --------     --------    --------     --------

Balance at September 30, 1997                               $ -    $ 12,832    $  7,472     $    660    $ (1,069)    $ 19,895
                                                           ====    ========    ========     ========    ========     ========

The accompanying notes are an integral part of these statements.

                          MARKET FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                            Year ended September 30,
                                 (In thousands)

                                                                         1997         1996        1995

Cash flows from operating activities:
  Net earnings for the year                                           $    502     $    224     $    467
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of premiums and discounts on
      investments and mortgage-backed securities, net                      (36)         (54)           2
    Depreciation and amortization                                           31           31           25
    Amortization of deferred loan origination fees                          (3)         (29)         (20)
    Provision for losses on loans                                            -           13            -
    Federal Home Loan Bank stock dividends                                 (26)         (25)         (21)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                         (181)           2         (106)
      Accrued interest payable                                             (18)         (17)          31
      Prepaid expenses and other assets                                    126         (132)          36
      Other liabilities                                                   (136)         260            1
      Federal income taxes
        Current                                                             87          (53)          52
        Deferred                                                           171          (67)          30
                                                                      --------     --------     --------
         Net cash provided by operating activities                         517          153          497

Cash flows provided by (used in) investing activities:
  Principal repayments on mortgage-backed securities                       279          660          221
  Proceeds from maturity of investment securities                        5,900        4,300        1,500
  Loan disbursements                                                    (7,732)      (2,583)      (2,358)
  Principal repayments on loans                                          3,229        3,621        3,018
  Purchase of investment securities designated as held to maturity     (14,057)      (5,322)      (3,587)
  Purchase of office equipment                                             (10)         (78)         (34)
  (Increase) decrease in certificates of deposit in other
    financial institutions - net                                           350           99       (1,000)
                                                                      --------     --------     --------
         Net cash provided by (used in) investing activities           (12,041)         697       (2,240)

Cash flows provided by (used in) financing activities:
  Net decrease in deposits                                              (1,979)        (774)        (618)
  Advances by borrowers for taxes and insurance                             (1)          (7)          (6)
  Disbursement of loan to ESOP                                          (1,069)           -            -
  Proceeds from issuance of common shares                               12,832            -            -
  Dividends paid on common stock                                           (93)           -            -
                                                                      --------     --------     --------
         Net cash provided by (used in) financing activities             9,690         (781)        (624)
                                                                      --------     --------     --------

         Net increase (decrease) in cash and cash equivalents
           (balance carried forward)                                    (1,834)          69       (2,367)
                                                                      --------     --------     --------

                          MARKET FINANCIAL CORPORATION

                CONSOLDIATED STATEMENTS OF CASH FLOWS (CONTINUED)

                            Year ended September 30,
                                 (In thousands)

                                                                         1997       1996      1995

         Net increase (decrease) in cash and cash
           equivalents (balance brought forward)                      $(1,834)    $    69    $(2,367)

Cash and cash equivalents at beginning of year                          4,082       4,013      6,380
                                                                      -------     -------    -------

Cash and cash equivalents at end of year                              $ 2,248     $ 4,082    $ 4,013
                                                                      =======     =======    =======


Supplemental disclosure of cash flow information:
   Cash paid during the year for:
    Federal income taxes                                               $    -     $   159    $   155
                                                                      =======     =======    =======

    Interest on deposits                                              $ 1,707     $ 1,775    $ 1,591
                                                                      =======     =======    =======

Supplemental disclosure of noncash investing activities:

  Transfer of securities to an available for sale designation
    upon adoption of SFAS No. 115                                      $    -       $   -    $    29
                                                                      =======     =======    =======

  Unrealized gains on securities designated as available for sale,
    net of related tax effects                                        $   209     $   137    $   314
                                                                      =======     =======    =======





















The accompanying notes are an integral part of these statements.

                          MARKET FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES

    On April 16, 1996, the Board of Directors of The Market Building and Saving Company (the "Company") unanimously adopted a Plan of Conversion to convert the Company from a mutual savings and loan association under Ohio law to a stock savings and loan association under Ohio law with the concurrent formation of a newly chartered holding company, Market Financial Corporation (the "Corporation"). The conversion was accomplished through amendment of the Association's Articles of Incorporation and the sale of the Corporation's common shares in an amount equal to the pro forma market value of the Company after giving effect to the conversion. A subscription offering of the shares of the Corporation to the Company's members and to an employee stock benefit plan was conducted.

    The conversion was completed on March 27, 1997, and resulted in the issuance of 1,335,725 common shares of the Corporation which, after consideration of offering expenses totaling approximately $525,000 and shares purchased by the ESOP of approximately $1.1 million, resulted in net proceeds of $11.8 million.

    The Corporation is a savings and loan holding company whose activities are primarily limited to holding the stock of the Company. Future references to the Corporation or the Company are utilized herein as the context requires. The Company conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for consumer and residential purposes. The Company's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Company can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

    The consolidated financial information presented herein has been prepared in accordance with generally accepted accounting principles ("GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

    The following is a summary of significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

                          MARKET FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    1.  Principles Of Consolidation
        ---------------------------
    The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, the Company. All significant intercompany balances and transactions have been eliminated. The consolidated financial statements for fiscal years prior to March 27, 1997, contained herein, are those of the Company prior to the completion of its conversion to stock form.

    2.  Investment Securities And Mortgage-Backed Securities
        ----------------------------------------------------
    The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available-for-sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available-for-sale are carried at fair value with resulting unrealized gains or losses charged to operations or shareholders' equity, respectively.

    The Corporation's shareholders' equity reflected unrealized gains on securities designated as available for sale, net of applicable tax effects, totaling approximately $660,000 and $451,000 at September 30, 1997 and 1996, respectively.

    Realized gains and losses on the sale of investment and mortgage-backed securities are recognized using the specific identification method.

    3.  Loans Receivable
        ----------------
    Loans are stated at the principal amount outstanding, adjusted for deferred loan origination fees and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

    The Company accounts for loan origination fees in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to direct costs attributable to originating a loan, i.e., principally actual personnel costs.

                          MARKET FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    4.  Allowance For Losses On Loans
        -----------------------------

    It is the Company's policy to provide valuation allowances for estimated losses on loans based on past loss experience, current trends in the level of delinquent and specific problem loans, loan concentrations, changes in the composition of the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Company records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowances are increased by charges to earnings and decreased by charge-offs (net of recoveries).

    In May 1993, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This Statement, which was amended by SFAS No. 118 as to certain income recognition provisions and financial statement disclosure requirements, requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loans' effective interest rate or, as an alternative, at the loans' observable market price or fair value of the collateral. SFAS No. 114 was effective for years beginning after December 15, 1994 (October 1, 1995, as to the Company). The Company adopted SFAS No. 114 effective October 1, 1995, without material financial statement effect.

    A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Company considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Company's investment in nonresidential and multifamily residential real estate loans, and its evaluation of impairment thereof, such loans are generally collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value. Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

    At September 30, 1997 and 1996, the Company had no loans that would be defined as impaired under SFAS No. 114.

                          MARKET FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    5.  Office Premises And Equipment
        -----------------------------

    Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation is provided on the straight-line method over the useful service lives of the assets, estimated to be thirty to forty years for the buildings, thirty years for building improvements and five to ten years for furniture and equipment. An accelerated depreciation method is used for tax reporting purposes.

    6.  Real Estate Acquired Through Foreclosure
        ----------------------------------------

    Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. A loan loss provision is recorded for any write down in the loan's carrying value to fair value at the date of acquisition. A real estate loss provision is recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

    7.  Federal Income Taxes
        --------------------

    The Corporation accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Corporation's activities within the current and previous years. Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the expected statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

    The Corporation's principal temporary differences between pretax financial income and taxable income result primarily from the practice of preparing tax returns on the cash basis of accounting, while the consolidated financial statements are prepared on the accrual basis of accounting, and from different methods of accounting for deferred loan origination fees, Federal Home Loan Bank stock dividends and the Company's general loan loss allowance. A temporary difference is also recognized for depreciation utilizing accelerated methods for federal income tax purposes.

                          MARKET FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    8.  Benefit Plans
        -------------

    The Corporation has established an Employee Stock Ownership Plan ("ESOP") during fiscal 1997, which provides retirement benefits for substantially all employees who are age 21 or older and who have completed one year of service with the Corporation or its subsidiary. Expense of approximately $97,000 was accrued by the Corporation relative to the ESOP for fiscal 1997.

    The Company previously had a defined benefit pension plan which covered substantially all employees who had completed one year of service. This plan was terminated in fiscal 1997 upon receipt of all required regulatory approvals. The pension plan was funded with an annuity policy using the individual level premium method. It was the Company's policy to fund pension costs accrued up through the date of termination. Annual pension expense for the fiscal years ended September 30, 1997, 1996 and 1995, totaled approximately $3,000, $38,000 and $24,000, respectively. The required disclosure under SFAS No. 87, "Accounting for Pensions," has not been provided herein based on materiality.

    9.  Cash And Cash Equivalents
        -------------------------

    For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks, federal funds sold and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

    10.  Advertising
         -----------

    Advertising costs are expensed when incurred.

    11.  Earnings Per Share
         ------------------

   The provisions of Accounting Principles Board Opinion No. 15, "Earnings Per Share," are not applicable to the years ended September 30, 1997, 1996 and 1995, as the conversion from mutual to stock form was completed in March 1997.

    12.  Fair Value Of Financial Instruments
         -----------------------------------

    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

                          MARKET FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    12.  Fair Value Of Financial Instruments (continued)
         -----------------------------------
    The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Because of the judgment and subjective considerations required in determining appropriate and reasonable assumptions, the derived fair value estimates cannot be substantiated by comparison to independent markets. Further, the amounts which could be realized in immediate settlement of the instruments could vary significantly from the fair value estimate depending upon bulk versus individual settlements or sales as well as other factors. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate net fair value amounts presented do not represent the underlying value of the Company.

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at September 30, 1997 and 1996:

                  CASH AND CASH EQUIVALENTS: The carrying amounts presented in the statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

                  CERTIFICATES OF DEPOSIT IN OTHER FINANCIAL INSTITUTIONS: The carrying amounts presented in the statements of financial condition for certificates of deposit in other financial institutions are deemed to approximate fair value.

                  INVESTMENT AND MORTGAGE-BACKED SECURITIES: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

                  LOANS RECEIVABLE: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts, and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

                  FEDERAL HOME LOAN BANK STOCK: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value since a quoted market price is not available on Federal Home Loan Bank stock.

                  DEPOSITS: The fair value of passbook and club accounts, and money market demand accounts are deemed to approximate the amount payable on demand at September 30, 1997 and 1996, respectively. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

                          MARKET FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    12.  FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

                  COMMITMENTS TO EXTEND CREDIT: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at September 30, 1997 and 1996 was not material.

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Company's financial instruments at September 30, are as follows:

                                                                     1997                  1996
                                                            CARRYING      FAIR   CARRYING       FAIR
                                                               VALUE     VALUE      VALUE      VALUE
                                                                           (In thousands)
Financial assets:
  Cash and cash equivalents                                  $ 2,248    $ 2,248    $ 4,082    $ 4,082
  Certificates of deposit in other financial institutions      6,690      6,690      7,040      7,040
  Investment securities held to maturity                      17,257     17,316      9,062      9,071
  Investment securities designated as available for sale       1,029      1,029        712        712
  Mortgage-backed securities                                   1,268      1,338      1,549      1,612
  Loans receivable - net                                      26,502     27,281     21,996     21,844
  Federal Home Loan Bank stock                                   390        390        364        364
                                                             -------    -------    -------    -------

                                                             $55,384    $56,292    $44,805    $44,725
                                                             =======    =======    =======    =======

Financial liabilities:
  Deposits                                                   $35,303    $35,334    $37,282    $37,285
  Advances by borrowers for taxes and insurance                   49         49         50         50
                                                             -------    -------    -------    -------

                                                             $35,352    $35,383    $37,332    $37,335
                                                             =======    =======    =======    =======



    13.  RECLASSIFICATIONS

    Certain prior year amounts have been reclassified to conform to the fiscal 1997 consolidated financial statement presentation.

                          MARKET FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

    The amortized cost and approximate market values of investment securities at September 30 are summarized below. Certain securities with maturities of one to ten years are subject to call provisions and, therefore, may not be held to maturity.

                                               1997                  1996
                                      AMORTIZED    MARKET AMORTIZED       MARKET
                                           COST     VALUE      COST        VALUE
                                                     (In thousands)
HELD TO MATURITY:
  U.S. Government agency obligations
    Due within:
      One year                          $ 6,399    $ 6,413    $ 4,865    $ 4,881
      One to three years                  5,858      5,882      4,197      4,190
      Three to five years                 4,000      4,016          -          -
      Five to ten years                   1,000      1,005          -          -
                                        -------    -------    -------    -------

     Total investment securities
       held to maturity                  17,257     17,316      9,062      9,071

AVAILABLE FOR SALE:
  FHLMC stock                                29      1,029         29        712
                                        -------    -------    -------    -------

     Total investment securities        $17,286    $18,345    $ 9,091    $ 9,783
                                        =======    =======    =======    =======

    At September 30, 1997, the market value appreciation of the Company's held to maturity investment portfolio in excess of the cost carrying value totaled $59,000, consisting of gross unrealized gains of $63,000 and gross unrealized losses of $4,000.

    At September 30, 1996, the market value appreciation of the Company's held to maturity investment portfolio in excess of the cost carrying value totaled $9,000, consisting of gross unrealized gains of $20,000 and gross unrealized losses of $11,000.

    Mortgage-backed securities at September 30, 1997 and 1996, were comprised solely of Government National Mortgage Association participation certificates. At September 30, 1997 and 1996, the market value appreciation of the Company's mortgage-backed securities in excess of cost was approximately $70,000 and $63,000, respectively, comprised solely of gross unrealized gains. Maturities of mortgage-backed securities are due ratably over the next fifteen fiscal years based on the contractual repayment terms of the underlying loans.

                          MARKET FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at September 30 is as follows:

                                                            1997            1996
                                                                 (In thousands)
Real estate mortgage loans
  One- to four-family                                      $24,669       $20,404
  Multifamily                                                  573           407
  Nonresidential                                               811         1,168
  Construction                                                 527             -
Passbook loans                                                 134            96
                                                           -------       -------
                                                            26,714        22,075
Less:
  Undisbursed portion of loans in process                      156             -
  Deferred loan origination fees                                 4            27
  Allowance for loan losses                                     52            52
                                                           -------       -------

                                                           $26,502       $21,996
                                                           =======       =======

    As depicted above, the Company's lending efforts have historically focused on residential real estate loans, which comprised approximately $25.6 million, or 96%, of the total loan portfolio at September 30, 1997 and $20.7 million, or 94%, of the total loan portfolio at September 30, 1996. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Company with adequate collateral coverage in the event of default. Nevertheless, the Company, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management is of the belief that real estate values in the Company's primary lending area are presently stable.

    The Company, in the ordinary course of business, has granted loans to some of the directors, officers, employees and their related interests. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was approximately $740,000 and $211,000 at September 30, 1997 and 1996, respectively.

    Additionally, the Company has paid a retainer of $20,000 to a related party for legal services, principally related to the loan origination function, during each of the fiscal years ended September 30, 1997 and 1996. Management believes that the fees paid for such services are at, or below, the comparable cost of such services from unrelated parties.

                          MARKET FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE D - ALLOWANCE FOR LOSSES ON LOANS

    The activity in the allowance for losses on loans is summarized as follows for the years ended September 30:

                                                   1997           1996       1995
                                                             (In thousands)
Beginning balance                                  $52          $39          $39
Provision for loan losses                            -           13            -
                                                   ---          ---          ---

Ending balance                                     $52          $52          $39
                                                   ===          ===          ===

    At September 30, 1997, the Company's allowance for losses on loans was comprised primarily of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

    Nonperforming loans totaled approximately $191,000 and $139,000 at September 30, 1997 and 1996, respectively. There were no nonperforming loans at September 30, 1995.

    As of and for the year ended September 30, 1997, the Company had no loans which would be defined as impaired under SFAS No. 114. As a result, there was no interest income recognized or received on impaired loans for the year ended September 30, 1997.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at September 30 are comprised of the following:

                                                1997             1996
                                                    (In thousands)
Land                                            $ 34            $ 34
Buildings and improvements                       161             161
Furniture and equipment                          236             226
                                                ----            ----
                                                 431             421
  Less accumulated
    depreciation                                 284             253
                                                ----            ----

                                                $147            $168
                                                ====            ====

                          MARKET FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at September 30:

    DEPOSIT TYPE AND
    WEIGHTED-AVERAGE                                 1997                1996
    INTEREST RATE                            AMOUNT      %        AMOUNT      %
                                                    (Dollars in thousands)

Passbook accounts -
  2.83% in 1997 and 1996                    $10,094     28.6    $11,027     29.6
Club accounts - 5.07% in 1997 and
  5.08% in 1996                                  52       .2         51       .1
Money market demand accounts -
  2.83% in 1997 and 3.09% in 1996             2,374      6.7      3,380      9.1
                                            -------    -----    -------    -----
     Total demand accounts                   12,520     35.5     14,458     38.8

Certificates of deposit -
  5.97% in 1997 and 5.74% in 1996            22,783     64.5     22,824     61.2
                                            -------    -----    -------    -----

     Total deposit accounts                 $35,303    100.0    $37,282    100.0
                                            =======    =====    =======    =====


    At September 30, 1997 and 1996, the Company had deposit accounts with balances greater than $100,000 totaling $2.0 million and $2.4 million, respectively.

    Interest expense on deposits for the fiscal years ended September 30 is summarized as follows:

                                                1997             1996       1995
                                                          (In thousands)

Passbook and club accounts                    $  300        $  324        $  343
Money market accounts                             81           104           119
Certificates of deposit                        1,308         1,330         1,160
                                              ------        ------        ------

                                              $1,689        $1,758        $1,622
                                              ======        ======        ======

    Maturities of outstanding certificates of deposit are summarized as follows at September 30:

                                                         1997              1996
                                                            (In thousands)

Less than six months                                   $ 8,000           $ 6,295
Six months to one year                                  10,407            11,281
One year to three years                                  4,376             5,248
                                                       -------           -------

                                                       $22,783           $22,824
                                                       =======           =======

                          MARKET FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE G - FEDERAL INCOME TAXES

    The provision for federal income taxes on earnings differs from that computed at the statutory corporate tax rate for the years ended September 30 as follows:

                                                   1997         1996         1995
                                                       (Dollars in thousands)

Federal income taxes computed
  at the statutory rate                            $259        $117        $240
Increase in taxes resulting from:
Other                                                 -           3           -
                                                   ----        ----        ----
Federal income tax provision per
  consolidated financial statements                $259        $120        $240
                                                   ====        ====        ====

Effective tax rate                                 34.0%       34.9%       33.9%
                                                   ====        ====        ====

    The composition of the Corporation's net deferred tax liability at September 30 is as follows:

                                                                 1997      1996
    TAXES (PAYABLE) REFUNDABLE ON TEMPORARY
    DIFFERENCES AT ESTIMATED CORPORATE TAX RATE:                  (In thousands)

Deferred tax assets:
  Deferred loan origination fees                                  $ -     $   6
  General loan loss allowance                                      17        17
  SAIF recapitalization assessment                                  -        84
  Other                                                             1         5
                                                                -----     -----
     Total deferred tax assets                                     18       112

Deferred tax liabilities:
  Unrealized gains on securities designated as
    available for sale                                           (340)     (232)
  Difference between cash and accrual basis of accounting        (157)      (94)
  Federal Home Loan Bank stock dividends                          (69)      (60)
  Difference between book and tax depreciation                    (31)      (29)
  Percentage of earnings bad debt deduction                        (7)       (8)
  Deferred loan origination costs                                  (4)        -
                                                                -----     -----
     Total deferred tax liabilities                              (608)     (423)
                                                                -----     -----

     Net deferred tax liability                                 $(590)    $(311)
                                                                =====     =====

                          MARKET FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE G - FEDERAL INCOME TAXES (continued)

    The Company was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income, or the amount of qualifying and nonqualifying loans outstanding and subject to certain limitations based on aggregate loans and savings account balances at the end of the calendar year. The Company was subject to such limitations during the fiscal years ended September 30, 1996 and 1995 and, therefore, was precluded from utilizing the percentage of earnings bad debt deduction. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at September 30, 1997 includes approximately $1.3 million for which federal income taxes have not been provided. The amount of the unrecognized deferred tax liability relating to the cumulative percentage of earnings bad debt deduction totaled approximately $430,000 at September 30, 1997.
    See Note L for additional information regarding the Company's future percentage of earnings bad debt deductions.

NOTE H - COMMITMENTS

    The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Company's involvement in such financial instruments.

    The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

    At September 30, 1997 and 1996, the Company had outstanding commitments of approximately $873,000 and $149,000 to originate fixed-rate residential real estate loans at interest rates ranging from 7.25% to 8.00% and 7.88% to 8.38%, respectively. In the opinion of management, the loan commitments equaled or exceeded prevalent market interest rates as of those dates, and such commitments have been underwritten on the same basis as the existing loan portfolio. Management believes that all commitments will be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral on loans may vary but the preponderance of loans granted generally include a mortgage interest in real estate as security.

                          MARKET FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE I - REGULATORY CAPITAL

    The Company is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. An OTS proposal, if adopted in present form, would increase the core capital requirement to a range of 4.0% - 5.0% of adjusted total assets for substantially all savings associations. Management anticipates no material change to the Company's excess regulatory capital position as a result of this proposed change in the regulatory capital requirement. The risk-based capital requirement currently provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Company multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

    As of September 30, 1997, management believes that the Company met all capital adequacy requirements to which it is subject.


                                                 AS OF SEPTEMBER 30, 1997
                                                               FOR CAPITAL
                              ACTUAL                       ADEQUACY PURPOSES
                        ----------------   ----------------------------------------------------
                        AMOUNT     RATIO         AMOUNT                      RATIO
                                                          (Dollars in thousands)

    Tangible capital    $12,885    23.4%  Less than or equal  $   827   Less than or equal 1.5%

    Core capital        $12,885    23.4%  Less than or equal  $ 1,654   Less than or equal 3.0%

    Risk-based capital  $12,935    68.2%  Less than or equal  $ 1,518   Less than or equal 8.0%



                                                TO BE "WELL-
                                            CAPITALIZED" UNDER
                                             PROMPT CORRECTIVE
                                             ACTION PROVISIONS
                         ------------------------------------------------------
                                  AMOUNT                       RATIO


    Tangible capital     Less than or equal $2,756     Less than or equal  5.0%

    Core capital         Less than or equal $3,307     Less than or equal  6.0%

    Risk-based capital   Less than or equal $1,898     Less than or equal 10.0%


                          MARKET FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE I - REGULATORY CAPITAL (continued)

    The Company's management believes that, under the current regulatory capital regulations, the Company will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Company, such as increased interest rates or a downturn in the economy in the Company's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.


NOTE J - CORPORATE REORGANIZATION TO STOCK FORM

    In April 1996, the Company's Board of Directors adopted an overall plan of conversion and reorganization (the "Plan") whereby the Company would convert to the stock form of ownership, followed by the issuance of all the Company's outstanding stock to a newly formed holding company, Market Financial Corporation. Pursuant to the Plan, as amended, the Company offered for sale up to 1,335,725 common shares at $10.00 per share to its depositors, members of the community, and a newly formed ESOP. The offering was completed in March 1997, with the issuance of 1,335,725 common shares which, after consideration of expenses totaling approximately $525,000, resulted in net capital proceeds of $12.8 million.

    At the completion of the conversion to stock form, the Company established a liquidation account in the amount of retained earnings contained in the final offering circular. The liquidation account will be maintained for the benefit of eligible savings account holders who maintain deposit accounts in the Company after conversion.

    In the event of a complete liquidation (and only in such event), each eligible member will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to common stock. Except for the repurchase of stock and payment of dividends by the Company, the existence of the liquidation account will not restrict the use or application of such retained earnings.

    The Company may not declare, pay a cash dividend on, or repurchase any of its common stock, if the effect thereof would cause retained earnings to be reduced below either the amount required for the liquidation account or the regulatory capital requirements for SAIF insured institutions.

                          MARKET FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995

NOTE K - CONDENSED FINANCIAL STATEMENTS OF MARKET FINANCIAL CORPORATION

    The following condensed financial statements summarize the financial position of Market Financial Corporation as of September 30, 1997, and the results of its operations and its cash flows for the period ended September 30, 1997.

                          MARKET FINANCIAL CORPORATION
                        STATEMENT OF FINANCIAL CONDITION
                               September 30, 1997
                                 (In thousands)
    ASSETS

Interest-bearing deposits in The Market Building and Saving Co.           $  5,256
Interest-bearing deposits in other financial institutions                        1
Loan receivable from ESOP                                                    1,069
Investment in The Market Building and Saving Co.                            13,546
Accrued interest receivable                                                     38
                                                                          --------

      Total assets                                                        $ 19,910
                                                                          ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Other liabilities                                                         $      2
Accrued federal income taxes                                                    13
                                                                          --------
      Total liabilities                                                         15

Shareholders' equity
  Common stock and additional paid-in capital                               12,832
  Retained earnings                                                          7,472
  Shares acquired by stock benefit plans                                    (1,069)
  Unrealized gains on securities designated as available for sale, net         660
                                                                          --------
      Total shareholders' equity                                            19,895
                                                                          --------
      Total liabilities and shareholders' equity                          $ 19,910
                                                                          ========

                      MARKET FINANCIAL CORPORATION
                          STATEMENT OF EARNINGS
                     Period ended September 30, 1997
                             (In thousands)
Revenue
  Interest income                                                         $    113
  Equity in earnings of The Market Building and Saving Co.                     314
                                                                          --------
      Total revenue                                                            427

General and administrative expenses                                             74
                                                                          --------
Earnings before income taxes                                                   353

Federal income tax                                                              13
                                                                          --------
      NET EARNINGS                                                        $    340
                                                                          ========

                          MARKET FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE K - CONDENSED FINANCIAL STATEMENTS OF MARKET FINANCIAL
CORPORATION (continued)

                          MARKET FINANCIAL CORPORATION
                             STATEMENT OF CASH FLOWS
                         Period ended September 30, 1997
                                 (In thousands)

Cash provided by (used in) operating activities:
  Net earnings for the year                               $    340
  Adjustments to reconcile net earnings to net
  cash provided by (used in) operating activities
    Undistributed earnings of consolidated subsidiary         (314)
      Increase (decrease) in cash due to changes in:
      Accrued interest receivable                              (38)
      Other liabilities                                          2
      Federal income taxes - current                            13
                                                          --------
      Net cash provided by operating activities                  3

Cash flows used in investing activities:
  Investment in The Market Building and Saving Co.          (6,416)

Cash flows provided by (used in) financing activities:
  Disbursement of loan to ESOP                              (1,069)
  Net proceeds from issuance of common shares               12,832
  Payment of dividends on common stock                         (93)
                                                          --------
      Net cash provided by financing activities             11,670
                                                          --------

Net increase in cash and cash equivalents                    5,257

Cash and cash equivalents at beginning of period                 -
                                                          --------

Cash and cash equivalents at end of period                $  5,257
                                                          ========

    As a condition to regulatory approval of the stock conversion and reorganization to the holding company form of ownership, the Company agreed to limit the amount of dividends payable to the Corporation. Regulations of the Office of Thrift Supervision (OTS) impose limitations on the payment of dividends and other capital distributions by savings associations. Under such regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirement is generally permitted without OTS approval (but subsequent to 30 days prior notice to the OTS of the planned dividend) to make capital distributions during a calendar year in the amount of up to the greater of (i) 100% of its net earnings to date during the year plus an amount equal to one-half of the amount by which its total capital-to-assets ratio exceeded its fully phased-in capital-to-assets ratio at the beginning of the year or (ii) 75% of its net earnings for the most recent four quarters. Pursuant to such OTS dividend regulations, the Company had the ability to pay dividends of approximately $3.4 million to the Corporation at September 30, 1997.

                          MARKET FINANCIAL CORPORATION

                        September 30, 1997, 1996 and 1995


NOTE L - LEGISLATIVE DEVELOPMENTS

    The deposit accounts of the Company and of other savings associations are insured by the Federal Deposit Insurance Corporation ("FDIC") through the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund were used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC through the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In fiscal 1996 and 1997, no BIF assessments were required for healthy commercial banks except for a $2,000 minimum fee.

    Legislation was enacted to recapitalize the SAIF that provided for a special assessment totaling $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. The Company held $37.6 million in deposits at March 31, 1995, resulting in an assessment of approximately $246,000, or $162,000 after-tax, which was charged to operations in fiscal 1996.

    A component of the recapitalization plan provided for the merger of the SAIF and BIF on January 1, 1999. However, the SAIF recapitalization legislation currently provides for an elimination of the thrift charter or of the separate federal regulation of thrifts prior to the merger of the deposit insurance funds. As a result, the Company would be regulated as a bank under federal laws which would subject it to the more restrictive activity limits imposed on national banks. In the opinion of management, such activity limit restrictions would not have a material effect on the Corporation's financial position or results of operations.

    Under separate legislation related to the recapitalization plan, the Company is required to recapture as taxable income approximately $22,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Company has provided deferred taxes for this amount and will be permitted to amortize the recapture of the bad debt reserve in taxable income over a six year period commencing in fiscal 1997.

                          MARKET FINANCIAL CORPORATION
                                       AND
                     THE MARKET BUILDING AND SAVING COMPANY
                             DIRECTORS AND OFFICERS


                BOARD OF DIRECTORS OF                                           BOARD OF DIRECTORS OF
             MARKET FINANCIAL CORPORATION                               THE MARKET BUILDING AND SAVING COMPANY

                 Robert Gandenberger                                               John T. Larimer
                 Supervisor - Retired                                                 President
      Hamilton County of Ohio Recorder's Office                              Market Financial Corporation
                                                                        The Market Building and Saving Company
                   John T. Larimer
                      President                                                      Edgar H. May
             Market Financial Corporation                                         Partner - Retired
        The Market Building and Saving Company                                    Ed May Realty Co.

                 Rae Skirvin Larimer                                               R. C. Meyerenke
                       Attorney                                               Managing Officer - Retired
                                                                        The Market Building and Saving Company
                     Edgar H. May
                  Partner - Retired                                                L. Craig Martin
                  Ed May Realty Co.                                                   President
                                                                                Environmentrics, Inc.
                   R. C. Meyerenke
              Managing Officer - Retired                                          Una Schaeperklaus
        The Market Building and Saving Company                                        Secretary
                                                                        The Market Building and Saving Company
                   Wilbur H. Tisch
                 President - Retired                                                 OFFICERS OF
                 General Metal Works                                    THE MARKET BUILDING AND SAVING COMPANY

                  Kathleen A. White                                                John T. Larimer
              Real Estate Title Examiner                                    President and Managing Officer

                     OFFICERS OF                                                   R. C. Meyerenke
             MARKET FINANCIAL CORPORATION                                             Treasurer

                   John T. Larimer                                                Una Schaeperklaus
                      President                                                       Secretary

                    R.C. Meyerenke                                                 Julie M. Bertsch
                      Treasurer                                                Chief Financial Officer

                 Rae Skirvin Larimer                                               Thomas A. Gerdes
                      Secretary                                                 Vice President/Lending

                   Julie M. Bertsch
               Chief Financial Officer