Form 10KSB40, Exhibit 13
period 1998-09-30
MARKET FINANCIAL CORP
filed 1998-12-23
CIK 1013027

                                                                      Exhibit 13


                                     MARKET
                                    FINANCIAL
                                   CORPORATION




                                      1998
                                     ANNUAL
                                     REPORT
                                       TO
                                  SHAREHOLDERS

Dear Shareholder,

         On behalf of the directors, officers, and employees of Market Financial Corporation ("Market") and its wholly-owned subsidiary, The Market Building and Saving Company, I am pleased to present our second Annual Report to Shareholders for the fiscal year ended September 30, 1998.

         Market's net earnings for fiscal 1998 totaled a record $552,000, representing a solid 10% increase over the $502,000 in net earnings reported for fiscal 1997. Our fiscal 1998 operating performance was the product of both internally and externally focused strategic initiatives.

         From an internal perspective, we reduced our excess capital position through the payment of $3.78 per share in cash distributions. These distributions, all of which are presently deemed to be tax-free, should have a future beneficial effect on Market's return on equity. In fiscal 1999, we continued our commitment to a sound capital management strategy through the announcement of a share repurchase program in November.

         Externally, we considered growth in the loan and savings portfolios to be a critical operating objective. To this end, we are pleased to report that our loan portfolio increased by $6.3 million, or 23.8%, during fiscal 1998, while our savings deposits grew by $2.4 million, or 6.9%. These two favorable trends were integral factors in our $327,000, or 18%, increase in net interest income during fiscal 1998. Growth will continue to be an operating priority for your management in fiscal 1999.

         I would like to thank you, our shareholders, for the support you placed in us through your investment in Market Financial Corporation. The directors, officers, and employees are committed to increasing the value of your investment in the future.

                                        Very truly yours,

                                        MARKET FINANCIAL CORPORATION




                                        John T. Larimer
                                        President

                    BUSINESS OF MARKET FINANCIAL CORPORATION

================================================================================

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

Market is a stock savings and loan association principally engaged in the business of making permanent first mortgage loans secured by one- to four-family residential real estate located in Market's primary market area of Hamilton County, Ohio, and portions of the contiguous counties. Market also originates a limited number of loans for the construction of residential real estate and loans secured by multifamily real estate (over four units) and nonresidential real estate. In addition to real estate lending, Market originates a limited number of loans secured by deposits at Market. For liquidity and interest rate risk management purposes, Market invests in U.S. Government and agency obligations, interest-bearing deposits in other financial institutions and mortgage-backed securities. Funds for lending and investment activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"), and loan repayments. Market conducts business from its main office located at 7522 Hamilton Avenue, Cincinnati, Ohio, and its full-service branch office at 125 Miami Avenue, North Bend, Ohio.

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


                              MARKET PRICE OF MFC'S
                  COMMON SHARES AND RELATED SHAREHOLDER MATTERS
================================================================================

There were 1,335,725 common shares of MFC outstanding on December 10, 1998, held of record by approximately 670 shareholders. The number of shareholders does not reflect all of the persons or entities who may hold stock in nominee or "street" name through brokerage firms or others. Price information with respect to MFC's common shares is quoted on the Nasdaq Small-Cap Market ("Nasdaq") under the symbol "MRKF." The table below sets forth the high and low bid prices for the common shares of MFC, together with dividends declared per share, for each quarter of the 1998 fiscal year and the 1997 fiscal year ending after March 27, 1997, the date of completion of the Conversion. Price quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.



                                                                        Cash dividends
                                 High Ask              Low Bid        declared per share
                                 --------              -------        ------------------
 FISCAL 1998
    Quarter ended:
     December 31, 1997             $16.80              $14.75             $  .07
     March 31, 1998                 17.75               15.38                .07
     June 30, 1998                  20.81               12.75               3.57
     September 30, 1998             14.00               10.75                .07

FISCAL 1997
    Quarter ended:
March 31, 1997 (1)                 $13.00              $12.50             $   --
June 30, 1997                       13.00               12.50                 --
September 30, 1997                  14.75               14.00                .07

-------------------------

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

The income of MFC consists of dividends which may periodically be declared and paid by the Board of Directors of Market on the common shares of Market held by MFC and earnings on the monies retained by MFC from the sale of MFC's common shares in connection with the Conversion.

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

                              SELECTED CONSOLIDATED
                      FINANCIAL INFORMATION AND OTHER DATA
================================================================================

The following table sets forth certain information concerning the consolidated financial condition, earnings and other data regarding MFC at the dates and for the periods indicated.

                                                                          At September 30,
                                                        ----------------------------------------------------
SELECTED FINANCIAL CONDITION:                           1998        1997        1996        1995        1994
                                                        ----        ----        ----        ----        ----
                                                                          (In thousands)
Total amount of:
    Assets                                            $54,608     $56,121     $45,547     $45,734     $45,340
    Cash and cash equivalents                           5,381       2,248       4,082       4,013       6,380
    Certificates of deposit in other financial
     institutions                                       3,790       6,690       7,040       7,139       6,139
    Investment securities - at cost                     9,300      17,257       9,062       7,984       5,919
    Investment securities designated as available
     for sale - at market                               1,448       1,029         712         504          --
    Mortgage-backed securities - at cost                  859       1,268       1,549       2,211       2,441
    Loans receivable - net                             32,816      26,502      21,996      23,018      23,658
    Real estate acquired through foreclosure               --          --          --          --          --
    Deposits                                           37,745      35,303      37,282      38,056      38,674
    Unrealized gains on securities designated as
     available for sale - net (1)                         937         660         451         314          --
    Shareholders' equity-restricted (2) (3)            15,078      19,895       7,514       7,153       6,372


                                                                      Year ended September 30,
                                                       ------------------------------------------------------
SELECTED OPERATING DATA:                               1998        1997         1996        1995        1994
                                                       ----        ----         ----        ----        ----
                                                                           (In thousands)
Interest income                                        $3,885      $3,513      $3,261      $3,182      $2,908
Interest expense                                        1,734       1,689       1,758       1,622       1,478
                                                       ------      ------      ------      ------      ------
Net interest income                                     2,151       1,824       1,503       1,560       1,430
Provision for losses on loans                              --          --          13          --          --
                                                       ------      ------      ------      ------      ------
Net interest income after provision for losses on
  loans                                                 2,151       1,824       1,490       1,560       1,430
Other operating income                                      7           6           7           8          12
General, administrative and other expense               1,322       1,069       1,153         861         836
                                                       ------      ------      ------      ------      ------
Earnings before income taxes                              836         761         344         707         606
Federal income taxes                                      284         259         120         240         194
                                                       ------      ------      ------      ------      ------
Net earnings                                           $  552      $  502      $  224      $  467      $  412
                                                       ======      ======      ======      ======      ======

-------------------------

(1) Market adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on October 1, 1994. As of and subsequent to that date, Market carries securities designated as available for sale at fair value.

(2) See Notes H, J, L and M of the Notes to Consolidated Financial Statements regarding restrictions on equity.

(3)  Consists solely of retained earnings at September 30, 1996, 1995 and 1994.

                                                                At or for the year ended September 30,
                                                         ----------------------------------------------------
SELECTED FINANCIAL RATIOS AND OTHER DATA:                1998        1997        1996        1995        1994
                                                         ----        ----        ----        ----        ----
Performance ratios:
   Return on average assets (1)(2)(3)                    1.00%       0.99%       0.49%       1.03%       0.89%
   Return on average equity (2)(3)(4)                    3.16        3.66        3.05        6.91        6.68
   Interest rate spread (5)                              2.60        2.42        2.66        2.93        2.98
   Net interest margin (6)                               4.07        3.67        3.36        3.55        3.29
   Operating expenses to average assets (2) (3)          2.39        2.10        2.53        1.89        1.81
   Equity to assets (7)                                 27.61       35.45       16.50       15.64       14.05

Asset quality ratios:
   Nonperforming assets to total assets                  0.31        0.34        0.31          --          --
   Nonperforming loans to total loans                    0.52        0.72        0.63          --          --
   Allowance for losses on loans to total loans          0.16        0.20        0.24        0.17        0.16
   Allowance for losses on loans to
     nonperforming loans                                30.41       27.23       37.41       N/M(8)      N/M(8)
   Net charge-offs to average loans                        --          --          --          --          --
   Average interest-earning assets to average
     interest-bearing liabilities                      144.88      136.77      117.78      116.62      109.04

Other data:
   Number of full service offices                           2           2           2           2           2

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

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================

                                     GENERAL
--------------------------------------------------------------------------------

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

Without limiting the generality of the foregoing, some of the statements in the following referenced sections of this discussion and analysis are forward looking and are, therefore, subject to certain risks and uncertainties:

     1. Management's analysis of the interest rate risk of Market as set forth under "Asset and Liability Management;"

     2. Management's discussion of the liquidity of Market's assets and the regulatory capital of Market as set forth under "Liquidity and Capital Resources;"

     3. Management's determination of the amount and adequacy of the allowance for loan losses as set forth under "Changes in Financial Condition," "Comparison of Operating Results for the Years Ended September 30, 1998 and 1997," and "Comparison of Operating Results for the Years Ended September 30, 1997 and 1996;"

     4. Management's estimate as to the effects of recent accounting pronouncements as set forth under "Recent Accounting Pronouncements;" and

     5. Management's determination of the effect of the year 2000 on MFC's information technology systems as set forth under "Year 2000 Compliance Matters."

                         CHANGES IN FINANCIAL CONDITION
--------------------------------------------------------------------------------

         MFC's assets at September 30, 1998, totaled approximately $54.6 million, a $1.5 million, or 2.7%, decrease from the $56.1 million total at September 30, 1997. The decrease was primarily attributable to a special cash distribution to shareholders of $4.7 million paid on April 30, 1998, to shareholders of record on April 15, 1998, and quarterly cash dividends of $374,000, which were partially offset by a $2.4 million growth in deposits, a $725,000 increase in other borrowed money, net earnings for the year of $552,000 and a net increase in unrealized gains on securities designated as available for sale of $277,000.

         Liquid assets (cash and cash equivalents, certificates of deposit and investment securities) totaled $19.9 million at September 30, 1998, a decrease of $7.3 million, or 26.8%, from the total at September 30, 1997. This decrease resulted primarily from the use of proceeds from maturities of investment securities to fund the special cash distribution as well as loan portfolio growth during the fiscal year ended September 30, 1998. Repayments from mortgage-backed securities and an increase in deposits also provided funds for the growth in loans during the period.

         Loans receivable totaled $32.8 million at September 30, 1998, an increase of $6.3 million, or 23.8%, over September 30, 1997. This increase resulted primarily from loan originations of $12.5 million, which exceeded principal repayments of $6.2 million. Loan origination volume during fiscal 1998 exceeded that of fiscal 1997 by $4.8 million, or 61.6%. Growth in the loan portfolio consisted primarily of loans secured by one- to four-family properties, which increased by $4.6 million, or 18.5%. Loans secured by multifamily and nonresidential properties increased by $934,000, or 163.0% and $1.1 million, or 202.7%, respectively.

         MFC's allowance for loan losses totaled $52,000 at both September 30, 1998 and 1997. The allowance represented .16% and .20% of total loans at September 30, 1998 and 1997. Nonperforming loans totaled $171,000 and $191,000, or .52% and .72% of total loans, at September 30, 1998 and 1997, respectively. Although management believes that its allowance for loan losses at September 30, 1998, was adequate based upon the available facts and circumstances, there can be no assurances that additions to such allowance will not be necessary in future periods, which could adversely affect MFC's results of operations.

         Deposits totaled $37.7 million at September 30, 1998, an increase of $2.4 million, or 6.9%, over the total at September 30, 1997. Demand accounts decreased by approximately $781,000, while certificates of deposit increased by $3.2 million during the year ended September 30, 1998. At September 30, 1998, certificates of deposit that will mature within one year accounted for 53.0% of MFC's deposit liabilities.

         Other borrowed money totaled $725,000 at September 30, 1998, and consisted of a one-year, unsecured note from another financial institution.

         Shareholders' equity totaled $15.1 million at September 30, 1998, a $4.8 million, or 24.2%, decrease from the September 30, 1997 amount. The decrease was primarily attributable to the $4.7 million, or $3.50 per share, special cash distribution paid to shareholders in April 1998, coupled with regular quarterly dividends totaling $374,000, which were partially offset by net earnings of $552,000.


                         COMPARISON OF OPERATING RESULTS
                 FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997
--------------------------------------------------------------------------------

GENERAL. Net earnings totaled $552,000 for the year ended September 30, 1998, a $50,000, or 10.0%, increase over the $502,000 of net earnings recorded for the year ended September 30, 1997. The increase in earnings resulted primarily from a $327,000 increase in net interest income, which was partially offset by a $253,000 increase in general, administrative and other expense and a $25,000 increase in the provision for federal income taxes.

NET INTEREST INCOME. Total interest income amounted to $3.9 million for the year ended September 30, 1998, a $372,000, or 10.6% increase over the comparable 1997 period. The increase in total interest income was attributable to an increase of $437,000, or 22.1%, in interest income on loans, due primarily to an increase of $5.6 million, to $30.5 million, of weighted-average balances outstanding during fiscal 1998, which was partially offset by a 2 basis point (100 basis points equals one percent) decrease in the weighted-average yield. Interest income on investment securities and interest-bearing deposits totaled $1.4 million in fiscal 1998, a decrease of $41,000, or 2.9%, from fiscal 1997. The decrease resulted primarily from a decrease of $2.2 million in weighted-average balances outstanding, which was partially offset by a 44 basis point increase in the weighted-average yield, from 6.04% in fiscal 1997 to 6.48%, in fiscal 1998. Interest income on mortgage-backed securities decreased by $24,000, or 19.2%, during fiscal 1998, as compared to 1997, as a result of a decline of $255,000 in the weighted-average balance outstanding, coupled with a decrease of 11 basis points in the weighted-average yield, from 8.92% in fiscal 1997 to 8.81% in fiscal 1997.

Interest expense on deposits totaled $1.7 million for fiscal 1998, an increase of $36,000, or 2.1%, from the comparable 1997 period. This increase was due primarily to a 10 basis point increase in the average cost of deposits, from 4.64% in fiscal 1997 to 4.74% in fiscal 1998.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $327,000, or 17.9%, for fiscal 1998, compared to fiscal 1997. The interest rate spread increased by 18 basis points, from 2.42% in fiscal 1997 to 2.60% in fiscal 1998 and the net interest margin increased by 40 basis points, from 3.67% in fiscal 1997 to 4.07% in fiscal 1998.

PROVISION FOR LOSSES ON LOANS. A provision for losses on loans is charged to earnings to bring the total allowance to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by Market, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to Market's market area, and other factors related to the collectibility of Market's loan portfolio. As a result of such analysis, management decided no additional provision for losses on loans was necessary during the year ended September 30, 1998. There can be no assurance, however, that the allowance for loan losses of Market will be adequate to cover losses on nonperforming assets in the future.

OTHER OPERATING INCOME. Other operating income, primarily service fees on money orders and travelers' checks, totaled $7,000 and $6,000 for the years ended September 30, 1998 and 1997, respectively.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense increased by $253,000, or 23.7%, for the year ended September 30, 1998, compared to fiscal 1997. The increase resulted primarily from a $119,000, or 18.1%, increase in employee compensation and benefits, due to normal merit increases and expenses related to stock benefit plans, an $87,000, or 89.7%, increase in franchise taxes due to an increase in shareholders' equity as a result of the proceeds from the stock conversion in 1997, and a $43,000, or 25.7%, increase in other operating expenses primarily due to operating expenses of MFC in the 1998 period.

FEDERAL INCOME TAXES. The provision for federal income taxes totaled $284,000 for the year ended September 30, 1998, compared to $259,000 for the 1997 fiscal year. The $25,000, or 9.7%, increase resulted from a $75,000, or 9.9%, increase in earnings before taxes. The effective tax rate was 34.0% for each of the years ended September 30, 1998 and 1997.


                         COMPARISON OF OPERATING RESULTS
                 FOR THE YEARS ENDED SEPTEMBER 30, 1997 AND 1996
--------------------------------------------------------------------------------

GENERAL. MFC's net earnings for fiscal 1997 totaled $502,000, an increase of $278,000, or 124.1%, over the $224,000 in net earnings recorded for fiscal 1996. The increase in earnings resulted primarily from a $321,000 increase in net interest income, an $84,000 decrease in general, administrative and other expense, due primarily to a one-time deposit insurance assessment during 1996, and a $13,000 decrease in the provision for losses on loans, which were partially offset by a $139,000 increase in the provision for federal income taxes.

NET INTEREST INCOME. Total interest income amounted to $3.5 million for the year ended September 30, 1997, a $252,000, or 7.7%, increase over the comparable 1996 period. The increase in total interest income was attributable to an increase of $189,000, or 15.4%, in interest income on investment securities and interest-bearing deposits, due primarily to an increase of $3.2 million, to $23.4 million, of weighted-average balances outstanding during fiscal 1997, which was partially offset by a 3 basis point (100 basis points equals one percent) decrease in the weighted-average yield. Interest income on loans totaled $2.0 million in 1997, an increase of $107,000, or 5.7%, from 1996. The increase resulted primarily from an increase of $2.3 million in weighted-average balances outstanding, which was partially offset by a 32 basis point decrease in the weighted-average yield, from 8.24% in fiscal 1996 to 7.92% in fiscal 1997. Interest income on mortgage-backed securities decreased by $44,000, or 26.0%, during fiscal 1997, as compared to 1996, as a result of a decline of $471,000 in the weighted-average balance outstanding, coupled with a decrease of 10 basis points in the weighted-average yield, from 9.02% in fiscal 1996 to 8.92% in fiscal 1997.

Interest expense on deposits totaled $1.7 million for fiscal 1997, a decrease of $69,000, or 3.9%, from the comparable 1996 period. This decrease was due primarily to a $1.6 million decrease in the weighted-average balances outstanding, which can be primarily attributed to withdrawal by customers to fund purchases of MFC common stock in the Conversion.

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

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General administrative and other expense totaled $1.1 million for fiscal 1997, a decrease of $84,000, or 7.3%, from the 1996 fiscal year amount. The decrease resulted primarily from a $292,000, or 89.3%, decrease in federal deposit insurance premiums, a $3,000, or 2.6%, decline in occupancy and equipment expense and a $3,000, or 3.0%, decrease in franchise taxes, which were partially offset by a $197,000, or 42.6%, increase in employee compensation and benefits, and a $17,000, or 11.3%, increase in other operating expense. The decrease in federal deposit insurance premiums was primarily attributable to the absence of the one-time SAIF recapitalization assessment in fiscal 1996 of approximately $246,000, or 65.7 basis points of the deposit base at March 31, 1995. The increase in employee compensation and benefits resulted primarily from the hiring of a chief executive officer, a chief financial officer and a vice president of lending during fiscal 1996, coupled with expenses related to the ESOP and normal merit increases.

FEDERAL INCOME TAXES. The provision for federal income taxes totaled $259,000 for fiscal 1997, an increase of $139,000, or 115.8%, over the provision recorded in fiscal 1996. The increase resulted primarily from a $417,000, or 121.2%, increase in earnings before taxes. The effective tax rates were 34.0% and 34.9% for fiscal 1997 and 1996, respectively.

                  AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA
--------------------------------------------------------------------------------

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


                                                                   Year ended September 30,
                            ---------------------------------------------------------------------------------------------------

                                         1998                              1997                              1996
                            --------------------------------  ------------------------------  ---------------------------------

                              Average     Interest   Average    Average    Interest  Average     Average     Interest   Average
                            outstanding    earned/   yield/   outstanding  earned/   yield/    outstanding    earned/   yield/
                              balance       paid      rate      balance     paid      rate       balance       paid      rate
                              -------       ----      ----      -------     ----      ----       -------       ----      ----
                                                                  (Dollars in thousands)
Interest-earning assets:
  Loans receivable             $30,524     $2,411      7.90%    $24,921    $1,974      7.92%    $22,648      $1,867       8.24%
  Mortgage-backed securities     1,147        101      8.81       1,402       125      8.92       1,873         169       9.02
  Investment securities         13,249        890      6.72      11,812       708      5.99       9,123         590       6.47
  Other interest-earning
   assets                        7,954        483      6.07      11,598       706      6.09      11,070         635       5.74
                               -------     ------      ----     -------    ------      ----     -------      ------       ----
    Total interest-earning
     assets                     52,874      3,885      7.35      49,733     3,513      7.06      44,714       3,261       7.29
Non-interest-earning assets      2,559                            2,210                           1,485
                               -------                          -------                         -------
    Total assets               $55,433                          $51,943                         $46,199
                               =======                          =======                         =======
Interest-bearing
liabilities:
  Passbook and club accounts    $9,875        279      2.83     $10,421       300      2.88     $11,159         324       2.90
  Money market demand
  accounts                       2,254         64      2.84       2,872        81      2.82       3,621         104       2.87
  Certificate of deposits       24,246      1,382      5.70      23,069     1,308      5.67      23,183       1,330       5.74
  Borrowings                       121          9      7.44          --        --        --          --          --         --
                               -------     ------      ----     -------    ------      ----     -------      ------       ----
    Total interest-bearing
     liabilities                36,496      1,734      4.75      36,362     1,689      4.64      37,963       1,758       4.63
                                           ------      ----                 -----      ----                  ------       ----
Non-interest-bearing
  liabilities                    1,113                              909                             834
                               -------                          -------                         -------
    Total liabilities           37,609                           37,271                          38,797
Shareholders' equity (1)        17,824                           14,672                           7,402
                               -------                           ------                         -------
    Total liabilities and
     shareholders' equity      $55,433                          $51,943                         $46,199
                               =======                          =======                         =======
  Net interest income and
   spread                                  $2,151      2.60%               $1,824      2.42%                 $1,503       2.66%
                                           ======      ====                ======      ====                  ======       ====
  Net interest margin (net
   interest income as a
   percent of average
   interest-earning assets)                            4.07%                           3.67%                              3.36%
                                                       ====                            ====                               ====
Average interest-earning
  assets to
  interest-bearing
  liabilities                                        144.88%                         136.77%                            117.78%
                                                     ======                          ======                             ======

-------------------------------

(1)  Consists solely of retained earnings for fiscal 1996.

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


                                                         Year ended September 30,
                                       -----------------------------------------------------------
                                               1998 vs. 1997                  1997 vs. 1996
                                       --------------------------    -----------------------------
                                           Increase                       Increase
                                       (decrease) due to             (decrease) due to
                                       -----------------             -----------------
                                       Volume      Rate     Total     Volume      Rate       Total
                                       ------      ----     -----     ------      ----       -----
                                                              (In thousands)
Interest income attributable to:
    Loans receivable                   $ 442      $ (5)     $ 437      $ 182      $(75)     $ 107
    Mortgage-backed securities           (22)       (2)       (24)       (42)       (2)       (44)
    Investment securities                 96        86        182        164       (46)       118
    Interest-bearing deposits           (221)       (2)      (223)        31        40         71
                                       -----      ----      -----      -----      ----      -----
Total interest income                    295        77        372        335       (83)       252
Interest expense attributable to:
    Deposits                              33         3         36        (74)        5        (69)
    Borrowings                             9        --          9         --        --         --
                                       -----      ----      -----      -----      ----      -----
Total interest expense                    42         3         45        (74)        5        (69)
                                       -----      ----      -----      -----      ----      -----
   Increase in net interest income     $ 253      $ 74      $ 327      $ 409      $(88)     $ 321
                                       =====      ====      =====      =====      ====      =====




                         ASSET AND LIABILITY MANAGEMENT
--------------------------------------------------------------------------------

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

At September 30, 1998, 2% of the present value of Market's assets was approximately $1.1 million. Because the interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) was $2.1 million at September 30, 1998, Market would have been required to deduct approximately $500,000 (50% of the $1.0 million difference) from its capital in determining whether Market met its risk-based capital requirement. Regardless of such restriction, however, Market's risk-based capital at September 30, 1998, would still have exceeded the regulatory requirement by $11.3 million.

Presented below, as of September 30, 1998, is an analysis of Market's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. The table also contains the policy limits set by the Board of Directors of Market as the maximum change in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and Market's strong capital position.


                                                       September 30, 1998
                                                  -----------------------------
Change in interest rate      Board limit          $ change             % change
     (basis points)           % change            in NPV               in NPV
-----------------------      -----------          --------             ------
                                                      (Dollars in thousands)
          +400                 (70)%              $(4,681)               (28)%
          +300                 (50)                (3,439)               (21)
          +200                 (35)                (2,172)               (13)
          +100                 (20)                  (993)                (6)
             0                   -                      -                  -
          -100                  20                    730                  4
          -200                  35                  1,488                  9
          -300                  50                  2,358                 14
          -400                  70                  3,249                 20


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



                         LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

Liquidity refers to the ability of Market to generate sufficient cash to fund current loan demand, meet deposit withdrawals and pay operating expenses. Liquidity is influenced by financial market conditions, fluctuations in interest rates, general economic conditions and regulatory requirements. Market's liquid assets, primarily represented by cash and cash equivalents and interest-bearing deposits in other financial institutions, are a result of its operating, investing and financing activities.
These activities are summarized in the following table for the years ended September 30, 1998, 1997 and 1996:


                                                        Year ended September 30,
                                                 ------------------------------------
                                                     1998         1997         1996
                                                     ----         ----         ----
                                                             (In thousands)

Net cash from operating activities               $    798      $    517      $   153
Net cash from (used in) investing activities        4,938       (12,041)         697
Net cash from (used in) financing activities       (2,603)        9,690         (781)
                                                 --------      --------      -------
Net change in cash and cash equivalents             3,133        (1,834)          69
Cash and cash equivalents at the beginning
   of the year                                      2,248         4,082        4,013
                                                 --------      --------      -------
Cash and cash equivalents at the end of the
   year                                          $  5,381      $  2,248      $ 4,082
                                                 ========      ========      =======


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

At September 30, 1998, Market's certificates of deposit totaled approximately $26.0 million, or 68.9% of total deposits. Of such amount, approximately $20.0 million in certificates of deposit mature within one year. Based on past experience and Market's prevailing pricing strategies, management believes that a substantial percentage of such certificates will be renewed with Market at maturity. If Market is unable to renew the maturing certificates for any reason, however, borrowings of up to $8.4 million are available from the FHLB of Cincinnati.

OTS regulations presently require Market to maintain an average daily balance of liquid assets, which may include, but are not limited to, investments in U.S. Treasury and federal agency obligations and other investments having maturities of five years or less, in an amount equal to 4% of the sum of Market's average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which Market may rely if necessary to fund deposit withdrawals or other short-term funding needs. At September 30, 1998, Market's regulatory liquidity ratio was 41.72%. At such date, Market had commitments to originate loans totaling $967,000 and undisbursed loans in process of less than $1,000 and no commitments to purchase or sell loans. Market considers its liquidity and capital resources sufficient to meet its outstanding short-term and long-term needs. See Note I to the Consolidated Financial Statements.

Market is required by applicable law and regulations to meet certain minimum capital standards. Such capital standards include a tangible capital requirement, a core capital requirement or leverage ratio and a risk-based capital requirement. Market exceeded all of its regulatory capital requirements at September 30, 1998.

The tangible capital requirement requires a savings and loan association to maintain "tangible capital" of not less than 1.5% of the association's adjusted total assets. Tangible capital is defined in OTS regulations as core capital minus any intangible assets.

"Core capital" is comprised of common shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts, pledged deposits of mutual associations and intangible assets, primarily consisting of certain purchased mortgage servicing rights. OTS regulations require a savings and loan association to maintain core capital of at least 3% of the association's total assets. The OTS has proposed to increase such requirement to 4% - 5%, except for those associations with the highest examination rating and acceptable levels of risk.

OTS regulations require that a savings and loan association maintain "risk-based capital" in an amount not less than 8% of its risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of Market includes a general loan loss allowance of $50,000 at September 30, 1998.

The following table summarizes Market's regulatory capital requirements and actual capital at September 30, 1998:


                                                                               Excess of actual
                                                            Current          capital over current     Applicable
                                  Actual capital          requirement             requirement         asset total
                              --------------------        -----------        --------------------     -----------

September 30, 1998            Amount       Percent      Amount    Percent     Amount     Percent
------------------            ------       -------      ------    -------     ------     -------
                                                           (Dollars in thousands)
Tangible capital              $13,619        25.6%      $  797      1.5%      $12,822      24.1%         $53,160
Core capital                   13,619        25.6        1,595      3.0        12,024      22.6           53,160
Risk-based capital             13,669        59.6        1,835      8.0        11,834      51.6           22,942


At September 30, 1998, Market had entered into a commitment to purchase properties adjacent to the main office for approximately $325,000.


                   EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS
--------------------------------------------------------------------------------

In June 1996, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," that provides accounting guidance on transfers of financial assets, servicing of financial assets and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements and transfers of receivables with recourse.

An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held to maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value.

SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligations for the liability or is legally released from being the primary obligor.

SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management adopted SFAS No. 125 during fiscal 1998, as required, without material effect on MFC's consolidated financial position or results of operations.

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

SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial condition. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. SFAS No. 130 is not expected to have a material adverse effect on MFC's consolidated financial statements.

In June 1997, the FASB issued SFAS No. 131," Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing information. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 is not expected to have a material adverse effect on MFC's consolidated financial statements.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

The definition of a derivative financial instrument is complex, but in general, it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contracts, unless the underlying of the embedded derivative is clearly and closely related to the host contract.

SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. SFAS No. 133 is not expected to have a material impact on MFC's financial statements.


                          YEAR 2000 COMPLIANCE MATTERS
--------------------------------------------------------------------------------

As with most providers of financial services, Market's operations are heavily dependent on information technology systems. Market is addressing the potential problems associated with the possibility that the computers that control or operate Market's information technology system and infrastructure may not be programmed to read four-digit date codes and, upon arrival of the year 2000, may recognize the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data.

Market has appointed a Year 2000 Coordinator who, with support and oversight from management and the Boards of Directors of both Market and MFC, shall analyze the risk of potential problems that might arise from the failures of computers and microprocessors to recognize the Year 2000, and to develop a plan to mitigate such risks. The Year 2000 Coordinator submits monthly and quarterly progress reports to the Board of Directors. The impact upon MFC's results of operations, liquidity and capital resources will be immaterial; however, approximately $16,000 has been budgeted to ensure Year 2000 compliance. Through December 1998, Year 2000 expenditures have totaled approximately $3,200.

The Year 2000 Coordinator has determined that the greatest potential impact upon Market and MFC is the risk related to vendors used by Market, particularly its data processing service bureau. The service bureau has advised Market that it has changed to a fully Year 2000 compliant processing system that will be fully tested by January 1, 1999.

Management and the Board of Directors of Market and MFC have reviewed the reports regarding Year 2000 testing results to date and are in the process of the appropriate remedial measures without material cost. No assurance can be given, however, that significant expense will not be incurred in future periods. In the unlikely event that Market is ultimately required to purchase replacement computer systems, programs and equipment, or incur substantial expense to make Market's current systems, programs and equipment year 2000 compliant, MFC's net earnings and financial condition could be adversely affected.

The Year 2000 Coordinator has written a contingency plan to provide options for the Boards of Directors and management in order to ensure that Market's core business functions can continue to operate in the event of a Year 2000 problem.

In addition to possible expense related to its own systems, Market could incur losses if loan payments are delayed due to year 2000 problems affecting any major borrowers in Market's primary market area. Because Market's loan portfolio is highly diversified with regard to individual borrowers and types of businesses and Market's primary market area is not significantly dependent upon one employer or industry, Market does not expect any significant or prolonged difficulties that will affect net earnings or cash flow.

In addition, financial institutions may experience increases in problem loans and credit losses in the event that borrowers fail to prepare properly for Year 2000, and higher funding costs could result if consumers react to publicity about the issue by withdrawing deposits. MFC could also be materially adversely affected if other third parties, such as governmental agencies, clearing houses, telephone companies, utilities and other service providers fail to prepare properly. Market is therefore attempting to assess these risks and take action to minimize their effect.

                         REPORT OF INDEPENDENT CERTIFIED
                             PUBLIC ACCOUNTANTS AND
                        CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

                                                                         PAGE

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                        22

FINANCIAL STATEMENTS
     CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION                       23
     CONSOLIDATED STATEMENTS OF EARNINGS                                  24
     CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                      25
     CONSOLIDATED STATEMENTS OF CASH FLOWS                                26
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                           28

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Market Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Market Financial Corporation as of September 30, 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years ended September 30, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Market Financial Corporation as of September 30, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the years ended September 30, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.





Cincinnati, Ohio
December 4, 1998



                          MARKET FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  September 30,
                        (In thousands, except share data)

                                                                           1998          1997
          ASSETS
Cash and due from banks                                                $    615      $    550
Federal funds sold                                                        4,493         1,494
Interest-bearing deposits in other financial institutions                   273           204
                                                                       --------      --------
          Cash and cash equivalents                                       5,381         2,248

Certificates of deposit in other financial institutions                   3,790         6,690
Investment securities - at amortized cost, approximate market value of $9,394 and $17,316 at September 30,
  1998 and 1997                                                           9,300        17,257
Investment securities designated as available for sale - at market        1,448         1,029
Mortgage-backed securities - at cost, approximate
  market value of $902 and $1,338 at
  September 30, 1998 and 1997                                               859         1,268
Loans receivable - net                                                   32,816        26,502
Office premises and equipment - at depreciated cost                         127           147
Federal Home Loan Bank stock - at cost                                      419           390
Accrued interest receivable                                                 319           520
Prepaid expenses and other assets                                           149            70
                                                                       --------      --------

          Total assets                                                 $ 54,608      $ 56,121
                                                                       ========      ========

     LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                               $ 37,745      $ 35,303
Other borrowed money                                                        725            --
Advances by borrowers for taxes and insurance                                57            49
Accrued interest payable                                                     95            99
Other liabilities                                                           175           137
Accrued federal income taxes                                                 18            48
Deferred federal income taxes                                               715           590
                                                                       --------      --------
          Total liabilities                                              39,530        36,226

Commitments                                                                  --            --

Shareholders' equity
  Preferred stock - 1,000,000 shares without par value authorized;
    no shares issued                                                         --            --
  Common stock - 4,000,000 shares without par value authorized;
    1,335,725 shares issued and outstanding                                  --            --
  Additional paid-in capital                                              8,191        12,832
  Retained earnings - substantially restricted                            7,650         7,472
  Shares acquired by stock benefit plans                                 (1,700)       (1,069)
  Unrealized gains on securities designated as available for sale,
    net of related tax effects                                              937           660
                                                                       --------      --------
          Total shareholders' equity                                     15,078        19,895
                                                                       --------      --------

          Total liabilities and shareholders' equity                   $ 54,608      $ 56,121
                                                                       ========      ========



The accompanying notes are an integral part of these statements.

                          MARKET FINANCIAL CORPORATION

                       CONSOLIDATED STATEMENTS OF EARNINGS

                            Year ended September 30,
                      (In thousands, except per share data)


                                                         1998        1997        1996
Interest income
  Loans                                               $ 2,411      $1,974     $ 1,867
  Mortgage-backed securities                              101         125         169
  Investment securities                                   890         708         590
  Interest-bearing deposits and other                     483         706         635
                                                      -------      ------     -------
          Total interest income                         3,885       3,513       3,261

Interest expense
  Deposits                                              1,725       1,689       1,758
  Borrowings                                                9          --          --
                                                      -------      ------     -------
          Total interest expense                        1,734       1,689       1,758
                                                      -------      ------     -------

          Net interest income                           2,151       1,824       1,503

Provision for losses on loans                              --          --          13
                                                      -------      ------     -------

          Net interest income after provision for
            losses on loans                             2,151       1,824       1,490

Other operating income                                      7           6           7

General, administrative and other expense
  Employee compensation and benefits                      778         659         462
  Occupancy and equipment                                 122         111         114
  Federal deposit insurance premiums                       28          35         327
  Franchise taxes                                         184          97         100
  Other operating                                         210         167         150
                                                      -------      ------     -------
          Total general, administrative and
            other expense                               1,322       1,069       1,153
                                                      -------      ------     -------

          Earnings before income taxes                    836         761         344

Federal income taxes
  Current                                                 301          88         187
  Deferred                                                (17)        171         (67)
                                                      -------      ------     -------
          Total federal income taxes                      284         259         120
                                                      -------      ------     -------

          NET EARNINGS                                $   552      $  502     $   224
                                                      =======      ======     =======

          EARNINGS PER SHARE
            Basic                                     $   .45         N/A         N/A
                                                      =======      ======     =======

            Diluted                                   $   .45         N/A         N/A
                                                      =======      ======     =======



The accompanying notes are an integral part of these statements.

                          MARKET FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                  Years ended September 30, 1998, 1997 and 1996
                        (In thousands, except share data)


                                                                                          UNREALIZED GAINS      SHARES
                                                                                             ON SECURITIES    ACQUIRED
                                                                  ADDITIONAL                 DESIGNATED AS    BY STOCK
                                                         COMMON      PAID-IN     RETAINED        AVAILABLE     BENEFIT
                                                          STOCK      CAPITAL     EARNINGS         FOR SALE       PLANS        TOTAL

Balance at October 1, 1995                                 $ --     $     --      $ 6,839             $314     $    --     $  7,153

Unrealized gains on securities designated as available
  for sale, net of related tax effects                       --           --           --              137          --          137
Net earnings for the year ended September 30, 1996           --           --          224               --          --          224
                                                           ----     --------      -------             ----     -------     --------

Balance at September 30, 1996                                --           --        7,063              451          --        7,514

Net proceeds from issuance of common shares                  --       12,832           --               --          --       12,832
Disbursement of loan to ESOP                                 --           --           --               --      (1,069)      (1,069)
Cash dividends of $.07 per share                             --           --          (93)              --          --          (93)
Unrealized gains on securities designated as available
  for sale, net of related tax effects                       --           --           --              209          --          209
Net earnings for the year ended September 30, 1997           --           --          502               --          --          502
                                                           ----     --------      -------             ----     -------     --------

Balance at September 30, 1997                                --       12,832        7,472              660      (1,069)      19,895

Purchase of shares for stock benefit plans                   --           --           --               --        (729)        (729)
Amortization of expense related to stock benefit plans       --           34           --               --          98          132
Cash distributions of $3.78 per share                        --       (4,675)        (374)              --          --       (5,049)
Unrealized gains on securities designated as available
  for sale, net of related tax effects                       --           --           --              277          --          277
Net earnings for the year ended September 30, 1998           --           --          552               --          --          552
                                                           ----     --------      -------             ----     -------     --------

Balance at September 30, 1998                              $ --     $  8,191      $ 7,650             $937     $(1,700)    $ 15,078
                                                           ====     ========      =======             ====     =======     ========


The accompanying notes are an integral part of these statements.

                          MARKET FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                            Year ended September 30,
                                 (In thousands)

                                                                              1998          1997         1996
Cash flows from operating activities:
  Net earnings for the year                                               $    552      $    502      $   224
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of premiums and discounts on
      investments and mortgage-backed securities, net                            1           (36)         (54)
    Depreciation and amortization                                               36            31           31
    Amortization of deferred loan origination fees                              (3)           (3)         (29)
    Amortization of expense related to stock benefit plans                     132            --           --
    Provision for losses on loans                                               --            --           13
    Federal Home Loan Bank stock dividends                                     (29)          (26)         (25)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                              201          (181)           2
      Accrued interest payable                                                  (4)          (18)         (17)
      Prepaid expenses and other assets                                        (79)          126         (132)
      Other liabilities                                                         38          (136)         260
      Federal income taxes
        Current                                                                (30)           87          (53)
        Deferred                                                               (17)          171          (67)
                                                                          --------      --------      -------
         Net cash provided by operating activities                             798           517          153

Cash flows provided by (used in) investing activities:
  Purchase of investment securities designated as held to maturity          (6,600)      (14,057)      (5,322)
  Proceeds from maturity of investment securities                           14,560         5,900        4,300
  Principal repayments on mortgage-backed securities                           405           279          660
  Loan disbursements                                                       (12,494)       (7,732)      (2,583)
  Principal repayments on loans                                              6,183         3,229        3,621
  Purchase of office premises and equipment                                    (16)          (10)         (78)
  Decrease in certificates of deposit in other
    financial institutions - net                                             2,900           350           99
                                                                          --------      --------      -------
                  Net cash provided by (used in) investing activities        4,938       (12,041)         697

Cash flows provided by (used in) financing activities:
  Net increase (decrease) in deposits                                        2,442        (1,979)        (774)
  Advances by borrowers for taxes and insurance                                  8            (1)          (7)
  Disbursement of loan to ESOP                                                  --        (1,069)          --
  Shares acquired by stock benefit plans                                      (729)           --           --
  Proceeds from other borrowed money                                           725            --           --
  Net proceeds from issuance of common shares                                   --        12,832           --
  Capital distributions and dividends paid on common stock                  (5,049)          (93)          --
                                                                          --------      --------      -------
         Net cash provided by (used in) financing activities                (2,603)        9,690         (781)
                                                                          --------      --------      -------

         Net increase (decrease) in cash and cash equivalents
           (balance carried forward)                                         3,133        (1,834)          69
                                                                          --------      --------      -------

                          MARKET FINANCIAL CORPORATION

                            Year ended September 30,
                                 (In thousands)

                                                                                       1998        1997        1996
         Net increase (decrease) in cash and cash
           equivalents (balance brought forward)                                     $3,133     $(1,834)     $   69

Cash and cash equivalents at beginning of year                                        2,248       4,082       4,013
                                                                                     ------     -------      ------

Cash and cash equivalents at end of year                                             $5,381     $ 2,248      $4,082
                                                                                     ======     =======      ======


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                             $  340     $    --      $  159
                                                                                     ======     =======      ======

    Interest on deposits and borrowings                                              $1,738     $ 1,707      $1,775
                                                                                     ======     =======      ======


Supplemental disclosure of noncash investing activities:
  Unrealized gains on securities designated as available for sale,
    net of related tax effects                                                       $  277     $   209      $  137
                                                                                     ======     =======      ======








The accompanying notes are an integral part of these statements.

                          MARKET FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES

    On April 16, 1996, the Board of Directors of The Market Building and Saving Company (the "Company") unanimously adopted a Plan of Conversion to convert the Company from a mutual savings and loan association under Ohio law to a stock savings and loan association under Ohio law with the concurrent formation of a newly chartered holding company, Market Financial Corporation (the "Corporation"). The conversion was accomplished through amendment of the Company's Articles of Incorporation and the sale of the Corporation's common shares in an amount equal to the pro forma market value of the Company after giving effect to the conversion. A subscription offering of the shares of the Corporation to the Company's members and to an employee stock benefit plan was conducted.

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

                          MARKET FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    1.  Principles of Consolidation

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

    The Corporation's shareholders' equity reflected unrealized gains on securities designated as available for sale, net of applicable tax effects, totaling approximately $937,000 and $660,000 at September 30, 1998 and 1997, respectively.

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

                        September 30, 1998, 1997 and 1996


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

    The Company accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loans' effective interest rate or, as an alternative, at the loans' observable market price or fair value of the collateral.

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

    At September 30, 1998 and 1997, the Company had no loans that would be defined as impaired under SFAS No. 114.

                          MARKET FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


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

                          MARKET FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    8.  Benefit Plans

    The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense related to the ESOP totaled approximately $85,000 and $97,000 for the years ended September 30, 1998 and 1997, respectively.

    During fiscal 1998, the Corporation established a Recognition and Retention Plan ("RRP") which provides for the issuance of shares to members of the board of directors, management and employees. Upon shareholder approval, the RRP purchased 53,429 shares of the Corporation's common stock in the open market. At September 30, 1998, 45,415 shares had been awarded. Common stock awarded under the RRP vests ratably over a five year period, commencing with the date of the award. Expense recognized under the RRP totaled approximately $36,000 for the fiscal year ended September 30, 1998.

    The Company previously had a defined benefit pension plan which covered substantially all employees who had completed one year of service. This plan was terminated in fiscal 1997 upon receipt of all required regulatory approvals. The pension plan was funded with an annuity policy using the individual level premium method. It was the Company's policy to fund pension costs accrued up through the date of termination. Annual pension expense for the fiscal years ended September 30, 1997 and 1996, totaled approximately $3,000 and $38,000, respectively. The required disclosure under SFAS No. 87, "Accounting for Pensions," has not been provided herein based on materiality.

    9.  Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks, federal funds sold and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

    10.  Advertising

    Advertising costs are expensed when incurred.

                          MARKET FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    11.  Earnings Per Share and Dividends Per Share

    Basic earnings per share is computed based upon the weighted-average shares outstanding during the period, less shares in the Corporation's ESOP that are unallocated and not committed to be released. Weighted-average common shares outstanding, which gives effect to 95,863 unallocated ESOP shares, totaled 1,239,862 for the fiscal year ended September 30, 1998.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Options to purchase 113,526 shares of common stock with a weighted-average exercise price of $13.50 were outstanding at September 30, 1998, but were excluded from the computation of common stock equivalents because their exercise price was greater than the average market price of the common shares. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 1,239,862 for the fiscal year ended September 30, 1998.

    The provisions of SFAS No. 128, "Earnings Per Share," are not applicable to the years ended September 30, 1997 and 1996, as the conversion from mutual to stock form was completed in March 1997.

    During fiscal 1998, the Corporation declared dividends of $3.78 per common share. Of this amount, $3.50 per share was paid in April 1998 from funds retained by the Corporation in the conversion to stock form and was deemed by management to constitute a return of excess capital. Accordingly, the Corporation charged the return of capital distribution to additional paid-in-capital. Management estimates that all of the 1998 fiscal year distributions constitute a tax-free return of capital.

    12.  Fair Value of Financial Instruments

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

                          MARKET FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    12.  Fair Value of Financial Instruments (continued)

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at September 30, 1998 and 1997:

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

                  Deposits: The fair value of passbook and club accounts, and money market demand accounts are deemed to approximate the amount payable on demand at September 30, 1998 and 1997, respectively. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

                  Other Borrowed Money: The fair value of variable rate borrowings is deemed to approximate the carrying value at September 30, 1998.

                          MARKET FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    12.  Fair Value of Financial Instruments (continued)

                  Commitments to Extend Credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at September 30, 1998 and 1997 was not material.

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Company's financial instruments at September 30 are as follows:


                                                                      1998                    1997
                                                             CARRYING        FAIR    CARRYING        FAIR
                                                                VALUE       VALUE       VALUE       VALUE
                                                                                (In thousands)
Financial assets:
  Cash and cash equivalents                                   $ 5,381     $ 5,381     $ 2,248     $ 2,248
  Certificates of deposit in other financial institutions       3,790       3,790       6,690       6,690
  Investment securities held to maturity                        9,300       9,394      17,257      17,316
  Investment securities designated as available for sale        1,448       1,448       1,029       1,029
  Mortgage-backed securities                                      859         902       1,268       1,338
  Loans receivable - net                                       32,816      33,843      26,502      27,281
  Federal Home Loan Bank stock                                    419         419         390         390
                                                              -------     -------     -------     -------

                                                              $54,013     $55,177     $55,384     $56,292
                                                              =======     =======     =======     =======

Financial liabilities:
  Deposits                                                    $37,745     $37,873     $35,303     $35,334
  Other borrowed money                                            725         725          --          --
  Advances by borrowers for taxes and insurance                    57          57          49          49
                                                              -------     -------     -------     -------

                                                              $38,527     $38,655     $35,352     $35,383
                                                              =======     =======     =======     =======

    13.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the fiscal 1998 consolidated financial statement presentation.

                          MARKET FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

    The amortized cost and estimated fair values of investment securities at September 30 are summarized below. Certain securities with maturities of one to ten years are subject to call provisions and, therefore, may not be held to maturity.


                                                     1998                   1997
                                                      ESTIMATED                ESTIMATED
                                          AMORTIZED        FAIR   AMORTIZED         FAIR
                                               COST       VALUE        COST        VALUE
                                                         (In thousands)
    HELD TO MATURITY:
      U.S. Government agency obligations
        Due within:
          One year                           $4,000     $ 4,026     $ 6,399     $ 6,413
          One to three years                  1,800       1,832       5,858       5,882
          Three to five years                 1,500       1,525       4,000       4,016
          Five to ten years                   2,000       2,011       1,000       1,005
                                             ------     -------     -------     -------

         Total investment securities
           held to maturity                   9,300       9,394      17,257      17,316

    AVAILABLE FOR SALE:
      FHLMC stock                                29       1,448          29       1,029
                                             ------     -------     -------     -------

         Total investment securities         $9,329     $10,842     $17,286     $18,345
                                             ======     =======     =======     =======

    At September 30, 1998, the market value appreciation of the Company's held to maturity investment portfolio in excess of the cost carrying value totaled $94,000, consisting solely of gross unrealized gains.

    At September 30, 1997, the market value appreciation of the Company's held to maturity investment portfolio in excess of the cost carrying value totaled $59,000, consisting of gross unrealized gains of $63,000 and gross unrealized losses of $4,000.

    Mortgage-backed securities at September 30, 1998 and 1997, were comprised solely of Government National Mortgage Association participation certificates. At September 30, 1998 and 1997, the market value appreciation of the Company's mortgage-backed securities in excess of cost was approximately $43,000 and $70,000, respectively, comprised solely of gross unrealized gains. Maturities of mortgage-backed securities are due ratably over the next fifteen fiscal years based on the contractual repayment terms of the underlying loans.

                          MARKET FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at September 30 is as follows:


                                                  1998         1997
                                                   (In thousands)
Real estate mortgage loans
  One- to four-family                         $ 29,225      $24,669
  Multifamily                                    1,507          573
  Nonresidential                                 1,879          811
  Construction                                     150          527
Passbook loans                                     106          134
                                              --------      -------
                                                32,867       26,714
Less:
  Undisbursed portion of loans in process           --          156
  Deferred loan origination fees (costs)            (1)           4
  Allowance for loan losses                         52           52
                                              --------      -------

                                              $ 32,816      $26,502
                                              ========      =======

    As depicted above, the Company's lending efforts have historically focused on residential real estate loans, which comprised approximately $30.9 million, or 94%, of the total loan portfolio at September 30, 1998 and $25.6 million, or 97%, of the total loan portfolio at September 30, 1997. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Company with adequate collateral coverage in the event of default. Nevertheless, the Company, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management is of the belief that real estate values in the Company's primary lending area are presently stable.

    The Company, in the ordinary course of business, has granted loans to some of its directors, officers, employees and their related interests. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was approximately $705,000 and $740,000 at September 30, 1998 and 1997, respectively.

    Additionally, the Company has paid a retainer of $20,000 to a related party for legal services, principally related to the loan origination function, during each of the fiscal years ended September 30, 1998 and 1997. Management believes that the fees paid for such services are at, or below, the comparable cost of such services from unrelated parties.

                          MARKET FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE D - ALLOWANCE FOR LOSSES ON LOANS

    The activity in the allowance for losses on loans is summarized as follows for the years ended September 30:


                                 1998    1997    1996
                                    (In thousands)

    Beginning balance             $52     $52     $39
    Provision for loan losses      --      --      13
                                  ---     ---     ---

    Ending balance                $52     $52     $52
                                  ===     ===     ===

    At September 30, 1998 and 1997, the Company's allowance for losses on loans was comprised primarily of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

    Nonperforming loans totaled approximately $171,000 and $191,000 and $139,000 at September 30, 1998, 1997 and 1996, respectively.

    As of and for the year ended September 30, 1998, the Company had no loans which would be defined as impaired under SFAS No. 114. As a result, there was no interest income recognized or received on impaired loans for the year ended September 30, 1998.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at September 30 are comprised of the following:


                               1998     1997
                               (In thousands)

Land                           $ 40     $ 34
Buildings and improvements      161      161
Furniture and equipment         246      236
                               ----     ----
                                447      431
  Less accumulated
    depreciation                320      284
                               ----     ----

                               $127     $147
                               ====     ====

    At September 30, 1998, the Company had entered into a commitment to purchase properties adjacent to its main office for approximately $325,000.

                          MARKET FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at September 30:


    DEPOSIT TYPE AND
    WEIGHTED-AVERAGE                                 1998                   1997
    INTEREST RATE                           AMOUNT          %      AMOUNT          %
                                                    (Dollars in thousands)
Passbook accounts -
  2.83% in 1998 and 1997                   $ 9,510        25.2%   $10,094        28.6%
Club accounts - 5.07% in 1998 and 1997          51          .1         52          .2
Money market demand accounts -
  2.83% in 1998 and 1997                     2,178         5.8      2,374         6.7
                                           -------       -----    -------       -----
     Total demand accounts                  11,739        31.1     12,520        35.5

Certificates of deposit -
  5.89% in 1998 and 5.97% in 1997           26,006        68.9     22,783        64.5
                                           -------       -----    -------       -----

     Total deposits                        $37,745       100.0%   $35,303       100.0%
                                           =======       =====    =======       =====


    At September 30, 1998 and 1997, the Company had deposit accounts with balances greater than $100,000 totaling $2.7 million and $2.0 million, respectively.

    Interest expense on deposits for the fiscal years ended September 30 is summarized as follows:


                                     1998             1997              1996
                                                 (In thousands)

    Passbook and club accounts     $  279           $  300            $  324
    Money market accounts              64               81               104
    Certificates of deposit         1,382            1,308             1,330
                                   ------           ------            ------

                                   $1,725           $1,689            $1,758
                                   ======           ======            ======

    Maturities of outstanding certificates of deposit are summarized as follows at September 30:

                                       1998              1997
                                            (In thousands)

    Less than six months            $ 8,655           $ 8,000
    Six months to one year           11,364            10,407
    One year to three years           5,987             4,376
                                    -------           -------

                                    $26,006           $22,783
                                    =======           =======

                          MARKET FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE G - OTHER BORROWED MONEY

    Other borrowed money at September 30, 1998 consists of a one year, unsecured note from another financial institution bearing interest at the prime rate, or 8.50%, at September 30, 1998. The note matures in July 1999.


NOTE H - FEDERAL INCOME TAXES

    The provision for federal income taxes on earnings for the years ended September 30, 1998, 1997 and 1996, does not differ materially from that computed at the statutory corporate tax rate.

    The composition of the Corporation's net deferred tax liability at September 30 is as follows:


                                                               1998       1997
TAXES (PAYABLE) REFUNDABLE ON TEMPORARY
DIFFERENCES AT ESTIMATED CORPORATE TAX RATE:                   (In thousands)

Deferred tax assets:
  General loan loss allowance                                 $  17      $  17
  Other                                                          --          1
                                                              -----      -----
     Total deferred tax assets                                   17         18

Deferred tax liabilities:
  Unrealized gains on securities designated as
    available for sale                                         (482)      (340)
  Difference between cash and accrual basis of accounting      (116)      (157)
  Federal Home Loan Bank stock dividends                        (78)       (69)
  Difference between book and tax depreciation                  (33)       (31)
  Percentage of earnings bad debt deduction                      (5)        (7)
  Deferred loan origination costs                               (18)        (4)
                                                              -----      -----
     Total deferred tax liabilities                            (732)      (608)
                                                              -----      -----

     Net deferred tax liability                               $(715)     $(590)
                                                              =====      =====

    The Company was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income, or the amount of qualifying and nonqualifying loans outstanding and subject to certain limitations based on aggregate loans and savings account balances at the end of the calendar year. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at September 30, 1998 includes approximately $1.3 million for which federal income taxes have not been provided. The amount of the unrecognized deferred tax liability relating to the cumulative percentage of earnings bad debt deduction totaled approximately $430,000 at September 30, 1998. See Note N for additional information regarding the Company's future percentage of earnings bad debt deductions.

                          MARKET FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE I - COMMITMENTS

    The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Company's involvement in such financial instruments.

    The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

    At September 30, 1998 and 1997, the Company had outstanding commitments of approximately $967,000 and $873,000 to originate fixed-rate residential real estate loans at interest rates ranging from 7.00% to 8.25% and 7.25% to 8.00%, respectively. In the opinion of management, the loan commitments equaled or exceeded prevalent market interest rates as of those dates, and such commitments have been underwritten on the same basis as the existing loan portfolio. Management believes that all commitments will be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

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


NOTE J - REGULATORY CAPITAL

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

                          MARKET FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE J - REGULATORY CAPITAL (continued)

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

    As of September 30, 1998 and 1997, management believes that the Company met all capital adequacy requirements to which it is subject.


                                                   AS OF SEPTEMBER 30, 1998
                                                                                       TO BE "WELL-
                                                                                    CAPITALIZED" UNDER
                                                           FOR CAPITAL              PROMPT CORRECTIVE
                                   ACTUAL               ADEQUACY PURPOSES           ACTION PROVISIONS
                                   ------               -----------------           -----------------
                              AMOUNT    RATIO           AMOUNT     RATIO            AMOUNT       RATIO
                                                       (Dollars in thousands)

    Tangible capital         $13,619    25.6%         >$  797     >1.5%           >$2,658      > 5.0%

    Core capital             $13,619    25.6%         >$1,595     >3.0%           >$3,190      > 6.0%

    Risk-based capital       $13,669    59.6%         >$1,835     >8.0%           >$2,294      >10.0%



                                                   AS OF SEPTEMBER 30, 1997
                                                                                       TO BE "WELL-
                                                                                    CAPITALIZED" UNDER
                                                           FOR CAPITAL              PROMPT CORRECTIVE
                                   ACTUAL               ADEQUACY PURPOSES           ACTION PROVISIONS
                                   ------               -----------------           -----------------
                              AMOUNT    RATIO           AMOUNT     RATIO            AMOUNT       RATIO

    Tangible capital         $12,885    23.4%          >$  827     >1.5%           >$2,756      > 5.0%

    Core capital             $12,885    23.4%          >$1,654     >3.0%           >$3,307      > 6.0%

    Risk-based capital       $12,935    68.2%          >$1,518     >8.0%           >$1,898      >10.0%

                          MARKET FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE J - REGULATORY CAPITAL (continued)

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


NOTE K - STOCK OPTION PLAN

    During fiscal 1998 the Board of Directors adopted the Market Financial Corporation 1998 Stock Option and Incentive Plan (the "Plan") that provided for the issuance of 133,572 shares of authorized, but unissued shares of common stock at fair value at the date of grant. In June 1998, the Corporation granted options to purchase 113,526 shares at the fair value of $13.50 per share, all of which were fully exercisable at the grant date, with an expiration term of ten years.

    In 1998, the Corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

    The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:


                                                              1998
    Net earnings (In thousands)       As reported             $552

                                        Pro-forma             $321
    Earnings per share
      Basic                           As reported             $.45

                                        Pro-forma             $.26

      Diluted                         As reported             $.45

                                        Pro-forma             $.26

                          MARKET FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE K - STOCK OPTION PLAN (continued)

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 1998: dividend yield of 4.0%, expected volatility of 20.0%, a risk-free interest rate of 6.5% and expected lives of ten years.

    A summary of the status of the Corporation's stock option plan as of and for the fiscal year ended September 30, 1998, is presented below:


                                                                                             WEIGHTED-
                                                                                               AVERAGE
                                                                                              EXERCISE
                                                                                   SHARES        PRICE
    Outstanding at beginning of year                                                   --      $     --
    Granted                                                                       113,526         13.50
    Exercised                                                                          --            --
    Forfeited                                                                          --            --
                                                                                  -------      --------
    Outstanding at end of year                                                    113,526      $  13.50
                                                                                  =======      ========
    Options exercisable at year-end                                               113,526      $  13.50
                                                                                  =======      ========
    Weighted-average fair value of
      options granted during the year                                                          $   3.08
                                                                                               ========
    The following information applies to options outstanding at
    September 30, 1998:

    Number outstanding                                                                          113,526
    Range of exercise prices                                                                   $  13.50
    Weighted-average exercise price                                                            $  13.50
    Weighted-average remaining contractual life                                              9.75 years

                          MARKET FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE L - CORPORATE REORGANIZATION TO STOCK FORM

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

                          MARKET FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE M - CONDENSED FINANCIAL STATEMENTS OF MARKET FINANCIAL CORPORATION

    The following condensed financial statements summarize the financial position of Market Financial Corporation as of September 30, 1998 and 1997, and the results of its operations and its cash flows for the periods ended September 30, 1998 and 1997.

                          MARKET FINANCIAL CORPORATION
                        STATEMENTS OF FINANCIAL CONDITION
                                  September 30,
                                 (In thousands)

ASSETS                                                                         1998          1997

Interest-bearing deposits in The Market Building and Saving Co.            $    213      $  5,256
Interest-bearing deposits in other financial institutions                         1             1
Loan receivable from ESOP                                                       971         1,069
Investment in The Market Building and Saving Co.                             14,556        13,546
Accrued interest receivable                                                      51            38
Prepaid expenses and other assets                                                29            --
Prepaid federal income taxes                                                     34            --
                                                                           --------      --------

      Total assets                                                         $ 15,855      $ 19,910
                                                                           ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Other borrowed money                                                       $    725      $     --
Other liabilities                                                                40             2
Accrued federal income taxes                                                     --            13
Deferred federal income taxes                                                    12            --
                                                                           --------      --------
      Total liabilities                                                         777            15

Shareholders' equity
  Common stock and additional paid-in capital                                 8,191        12,832
  Retained earnings                                                           7,650         7,472
  Shares acquired by stock benefit plans                                     (1,700)       (1,069)
  Unrealized gains on securities designated as available for sale, net          937           660
                                                                           --------      --------
      Total shareholders' equity                                             15,078        19,895
                                                                           --------      --------

      Total liabilities and shareholders' equity                           $ 15,855      $ 19,910
                                                                           ========      ========

                          MARKET FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE M - CONDENSED FINANCIAL STATEMENTS OF MARKET FINANCIAL CORPORATION (continued)

                          MARKET FINANCIAL CORPORATION
                             STATEMENTS OF EARNINGS
                           Period ended September 30,
                                 (In thousands)

                                                                    1998      1997
    Revenue

      Interest income                                              $ 157      $113
      Equity in earnings of The Market Building and Saving Co.       600       314
                                                                   -----      ----
          Total revenue                                              757       427

    Interest expense                                                   9        --

    General and administrative expenses                              221        74
                                                                   -----      ----

    Earnings before income taxes (credits)                           527       353

    Federal income taxes (credits)                                   (25)       13
                                                                   -----      ----

          NET EARNINGS                                             $ 552      $340
                                                                   =====      ====

                          MARKET FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE M - CONDENSED FINANCIAL STATEMENTS OF MARKET FINANCIAL CORPORATION (continued)

                          MARKET FINANCIAL CORPORATION
                            STATEMENTS OF CASH FLOWS
                           Period ended September 30,
                                 (In thousands)

                                                                      1998          1997
    Cash provided by (used in) operating activities:
      Net earnings for the year                                    $   552      $    340
      Adjustments to reconcile net earnings to net
      cash provided by (used in) operating activities
        Undistributed earnings of consolidated subsidiary             (600)         (314)
        Increase (decrease) in cash due to changes in:
          Accrued interest receivable                                  (13)          (38)
          Prepaid expenses and other assets                            (30)           --
          Other liabilities                                             38             2
          Federal income taxes - current                               (47)           13
          Federal income taxes - deferred                               12            --
                                                                   -------      --------
            Net cash provided by (used in) operating activities        (88)            3

    Cash flows used in investing activities:
      Investment in The Market Building and Saving Co.                  --        (6,416)

    Cash flows provided by (used in) financing activities:
      Disbursement of loan to ESOP                                      --        (1,069)
      Repayment of loan to ESOP                                         98            --
      Shares acquired by stock benefit plans                          (729)           --
      Proceeds from other borrowed money                               725            --
      Net proceeds from issuance of common shares                       --        12,832
      Capital distributions and dividends paid on common stock      (5,049)          (93)
                                                                   -------      --------
            Net cash provided by (used in) financing activities     (4,955)       11,670
                                                                   -------      --------

    Net increase (decrease) in cash and cash equivalents            (5,043)        5,257

    Cash and cash equivalents at beginning of period                 5,257            --
                                                                   -------      --------

    Cash and cash equivalents at end of period                     $   214      $  5,257
                                                                   =======      ========

                          MARKET FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE M - CONDENSED FINANCIAL STATEMENTS OF MARKET FINANCIAL CORPORATION (continued)

    As a condition to regulatory approval of the stock conversion and reorganization to the holding company form of ownership, the Company agreed to limit the amount of dividends payable to the Corporation. Regulations of the Office of Thrift Supervision ("OTS") impose limitations on the payment of dividends and other capital distributions by savings associations. Under such regulations, a savings association that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its fully phased-in capital requirement is generally permitted without OTS approval (but subsequent to 30 days prior notice to the OTS of the planned dividend) to make capital distributions during a calendar year in the amount of up to the greater of (i) 100% of its net earnings to date during the year plus an amount equal to one-half of the amount by which its total capital-to-assets ratio exceeded its fully phased-in capital-to-assets ratio at the beginning of the year or (ii) 75% of its net earnings for the most recent four quarters. Pursuant to such OTS dividend regulations, the Company had the ability to pay dividends of approximately $6.3 million to the Corporation at September 30, 1998.

NOTE N - LEGISLATIVE DEVELOPMENTS

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

                          MARKET FINANCIAL CORPORATION

                        September 30, 1998, 1997 and 1996


NOTE N - LEGISLATIVE DEVELOPMENTS (continued)

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

    Under separate legislation related to the recapitalization plan, the Company is required to recapture as taxable income approximately $22,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Company has provided deferred taxes for this amount and is permitted to amortize the recapture of the bad debt reserve in taxable income over a six year period commencing in fiscal 1997.

                          MARKET FINANCIAL CORPORATION
                                       AND
                     THE MARKET BUILDING AND SAVING COMPANY
                             DIRECTORS AND OFFICERS
================================================================================

           BOARD OF DIRECTORS OF                                 BOARD OF DIRECTORS OF
        MARKET FINANCIAL CORPORATION                     THE MARKET BUILDING AND SAVING COMPANY

            Robert Gandenberger                                     John T. Larimer
            Supervisor - Retired                                       President
 Hamilton County of Ohio Recorder's Office                    Market Financial Corporation
                                                         The Market Building and Saving Company
              John T. Larimer
                 President                                          L. Craig Martin
        Market Financial Corporation                                   President
   The Market Building and Saving Company                        Environmentrics, Inc.

            Rae Skirvin Larimer                                       Edgar H. May
                  Attorney                                         Partner - Retired
                                                                   Ed May Realty Co.
                Edgar H. May
             Partner - Retired                                      R. C. Meyerenke
             Ed May Realty Co.                                 Managing Officer - Retired
                                                         The Market Building and Saving Company
              R. C. Meyerenke
         Managing Officer - Retired                                Una Schaeperklaus
   The Market Building and Saving Company                              Secretary
                                                         The Market Building and Saving Company
              Wilbur H. Tisch
            President - Retired
            General Metal Works                                       OFFICERS OF
                                                         THE MARKET BUILDING AND SAVING COMPANY
             Kathleen A. White
         Real Estate Title Examiner                                 John T. Larimer
                                                             President and Managing Officer
                OFFICERS OF
        MARKET FINANCIAL CORPORATION                                R. C. Meyerenke
                                                                       Treasurer
              John T. Larimer
                 President                                         Una Schaeperklaus
                                                                       Secretary
               R.C. Meyerenke
                 Treasurer                                          Julie M. Bertsch
                                                                Chief Financial Officer
            Rae Skirvin Larimer
                 Secretary

              Julie M. Bertsch
          Chief Financial Officer

                              SHAREHOLDER SERVICES
================================================================================

The Fifth Third Bank serves as transfer agent and dividend distributing agent for MFC's shares. Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

                              The Fifth Third Bank
                            Stock Transfer Department
                                Mail Drop 10AT66
                            38 Fountain Square Plaza
                             Cincinnati, Ohio 45263
                                 (513) 579-5320
                                 (800) 837-2755


                                 ANNUAL MEETING
================================================================================

The 1999 Annual Meeting of Shareholders of Market Financial Corporation will be held on January 26, 1999, at 10:00 a.m., Eastern Time, at Shuller's Wigwam Restaurant, 6210 Hamilton Avenue, Cincinnati, Ohio 45224. Shareholders are cordially invited to attend.


                          ANNUAL REPORT ON FORM 10-KSB
================================================================================

A copy of MFC's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

                          Market Financial Corporation
                              7522 Hamilton Avenue
                             Cincinnati, Ohio 45231
                              Attention: President

                                       52