Form 10KSB40, Exhibit 13
period 1999-09-30
MARKET FINANCIAL CORP
filed 1999-12-29
CIK 1013027

                                                                      Exhibit 13





                                     MARKET
                                    FINANCIAL
                                   CORPORATION




                                      1999
                                     ANNUAL
                                     REPORT
                                       TO
                                  SHAREHOLDERS

Dear Shareholder,

                  On behalf of the directors, officers, and employees of Market Financial Corporation ("Market") and its wholly-owned subsidiary, Market Bank, I am pleased to present our third Annual Report to Shareholders for the fiscal year ended September 30, 1999.

                  Market's net earnings for fiscal 1999 totaled a record $698,000, representing a 26% increase over the $552,000 in net earnings for fiscal 1998. The $146,000 increase in net earnings for the year ended September 30, 1999 was primarily attributable to an after-tax gain on sale of investments of approximately $306,000, which was partially offset by a decrease in net interest income of $221,000, or 10.3%. Market's decreased net interest income level was primarily the result of a $4.7 million decrease in interest-earning assets following the $3.50 per share cash distribution on April 30, 1998.

                  In fiscal 1999, we reduced our excess capital position through a share repurchase program, completing the first 5% stock repurchase of 66,786 shares and purchasing 9,500 shares of the second 5% repurchase, for a total of 76,286 shares. The repurchase of shares, totaling $838,000, should have a future beneficial effect on Market's return on equity.

                  We continue to consider growth in the loan and savings portfolios to be a critical operating objective. We are pleased to report that our loan portfolio increased by $2.4 million, or 7.3%, during fiscal 1999, while our savings deposits grew by $2.2 million, or 5.7%. We are looking forward to the opening of our main office addition in Mount Healthy, which includes an ATM and a drive-thru facility to be opened in early calendar year 2000. We are also opening an ATM in our North Bend branch office. Both additions should enhance the growth of our deposit portfolio and increase our ability to serve our customers.

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

                               Very truly yours,
                               Market Financial Corporation




                               John T. Larimer

                    BUSINESS OF MARKET FINANCIAL CORPORATION

================================================================================

Market Financial Corporation ("MFC"), a unitary savings and loan holding company incorporated under the laws of the State of Ohio, owns all of the issued and outstanding common stock of Market Bank ("Market"), a savings and loan association incorporated under the laws of the State of Ohio. In March 1997, MFC acquired all of the common stock issued by Market upon its conversion from a mutual savings association to a stock savings association (the "Conversion"). Since its formation, MFC's activities have been limited primarily to holding the common shares of Market.

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


                              MARKET PRICE OF MFC'S
                  COMMON SHARES AND RELATED SHAREHOLDER MATTERS
================================================================================

There were 1,259,439 common shares of MFC outstanding on December 10, 1999, held of record by approximately 525 shareholders. The number of shareholders does not reflect all of the persons or entities who may hold stock in nominee or "street" name through brokerage firms or others. Price information with respect to MFC's common shares is quoted on the Nasdaq Small-Cap Market ("Nasdaq") under the symbol "MRKF." The table below sets forth the high and low bid prices for the common shares of MFC, together with dividends declared per share, for each quarter of the 1999 and 1998 fiscal years. Price quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

                                                                                            Cash dividends DECLARED
                                          High Ask                      Low Bid                    Per Share
                                          --------                      -------                    ---------
FISCAL 1999
    Quarter ended:
     December 31, 1998                      $12.63                      $10.00                        $ .07
     March 31, 1999                          12.38                        8.38                          .07
     June 30, 1999                           10.38                        8.25                          .07
     September 30, 1999                      13.75                        9.00                          .07

FISCAL 1998
    Quarter ended:
     December 31, 1997                      $16.80                      $14.75                        $ .07
     March 31, 1998                          17.75                       15.38                          .07
     June 30, 1998                           20.81                       12.75                         3.57
     September 30, 1998                      14.00                       10.75                          .07

      The earnings of MFC consist primarily of dividends from Market. In addition to certain federal income tax considerations, regulations issued by the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. Under the regulations, a savings association that, immediately prior to, and on a pro-forma basis after giving effect to a proposed capital distribution, has total capital (as defined by OTS regulations) that is equal to or greater than the amount of its "well-capitalized" capital requirement, is generally permitted, without OTS approval (but subsequent to 30 days' prior notice of the planned dividend to the OTS) to make capital distributions during a calendar year in an amount not to exceed its net income for that year to date plus its retained income for the preceding two years. Savings associations which have total capital in excess of the "well-capitalized" capital requirement, and which have been notified by the OTS that they are in need of more than normal supervision will be subject to greater restrictions on dividends. In addition, a savings association that fails to meet current minimum capital requirements is prohibited from making any capital distributions without the prior approval of the OTS. Market currently meets the definition of a "well-capitalized" institution and, unless the OTS determines that Market is an institution requiring more than normal supervision, may pay dividends in accordance with the foregoing provisions of the OTS regulations.

                              SELECTED CONSOLIDATED
                      FINANCIAL INFORMATION AND OTHER DATA

================================================================================

The following table sets forth certain information concerning the consolidated financial condition, earnings and other data regarding MFC at the dates and for the periods indicated.

                                                                             At September 30,
                                                         ------------------------------------------------------------
SELECTED FINANCIAL CONDITION:                            1999           1998         1997         1996        1995
                                                         ----           ----         ----         ----        ----
                                                                              (In thousands)

Total amount of:
    Assets                                               $55,451      $54,608       $56,121     $45,547      $45,734
    Cash and cash equivalents                              2,291        5,381         2,248       4,082        4,013
    Certificates of deposit in other financial
     institutions                                            290        3,790         6,690       7,040        7,139
    Investment securities held to maturity - at           12,800        9,300        17,257       9,062        7,984
     cost
    Investment securities designated as available
     for sale - at market                                  1,116        1,448         1,029         712          504
    Mortgage-backed securities held to maturity  -
     at cost                                               2,047          859         1,268       1,549        2,211
    Loans receivable - net                                35,219       32,816        26,502      21,996       23,018
    Deposits                                              39,907       37,745        35,303      37,282       38,056
    Unrealized gains on securities designated as
     available for sale - net (1)                            722          937           660         451          314
    Shareholders' equity-restricted (2) (3)               14,575       15,078        19,895       7,514        7,153


                                                                            Year Ended September 30,
                                                      ----------------------------------------------------------------
SELECTED OPERATING DATA:                                 1999           1998         1997        1996         1995
                                                         ----           ----         ----        ----         ----
                                                                              (In thousands)

Interest income                                           $3,733      $ 3,885       $ 3,513     $ 3,261      $ 3,182
Interest expense                                           1,803        1,734         1,689       1,758        1,622
                                                          ------      -------       -------     -------      -------
Net interest income                                        1,930        2,151         1,824       1,503        1,560
Provision for losses on loans                                  -            -              -         13            -
                                                          ------      -------       -------     -------      -------
Net interest income after provision for losses on
  loans                                                    1,930        2,151         1,824       1,490        1,560
Gain on sale of investments                                  463            -             -           -            -
Other operating income                                        11            7             6           7            8
General, administrative and other expense                  1,346        1,322         1,069       1,153          861
                                                           -----      -------       -------     -------       ------
Earnings before income taxes                               1,058          836           761         344          707
Federal income taxes                                         360          284           259         120          240
                                                          ------      -------       -------     -------      -------
Net earnings                                              $  698      $   552       $   502     $   224      $   467
                                                          ======      =======       =======     =======      =======
---------------------------

(1) Market adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on October 1, 1994. As of and subsequent to that date, Market carries securities designated as available for sale at fair value.

(2) See Notes H, J, L and M of the Notes to Consolidated Financial Statements regarding restrictions on equity.

(3)      Consists solely of retained earnings at September 30, 1996 and 1995.

                                                            At or for the Year Ended September 30,
                                                   -----------------------------------------------------------
SELECTED FINANCIAL RATIOS AND OTHER DATA:           1999          1998         1997        1996        1995
                                                    ----          ----         ----        ----        ----
Performance ratios:
   Return on average assets (1)(2)(3)                1.27%        1.00%         0.99%       0.49%        1.03%
   Return on average equity (2)(3)(4)                4.71         3.16          3.66        3.05         6.91
   Interest rate spread (5)                          2.58         2.60          2.42        2.66         2.93
   Net interest margin (6)                           3.70         4.07          3.67        3.36         3.55
   Operating expenses to average assets (2) (3)      2.45         2.39          2.10        2.53         1.89
   Equity to assets (7)                             26.28        27.61         35.45       16.50        15.64

Asset quality ratios:
   Nonperforming assets to total assets              0.21         0.31          0.34        0.31           -
   Nonperforming loans to total loans                0.34         0.52          0.72        0.63           -
   Allowance for losses on loans to total loans      0.15         0.16          0.20        0.24         0.17
   Allowance for losses on loans to
     nonperforming loans                            43.70        30.41         27.23       37.41        N/M(8)
   Average interest-earning assets to average
     interest-bearing liabilities                  132.17       144.88        136.77      117.78       116.62

Other data:
   Number of full service offices                       2            2             2           2           2
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

(8) Not meaningful, as Market had no nonperforming loans at September 30, 1995.

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

         3. Management's determination of the amount and adequacy of the allowance for loan losses as set forth under "Changes in Financial Condition," and "Comparison of Operating Results for the Years Ended September 30, 1999 and 1998;"

         4. Management's estimate as to the effects of recent accounting pronouncements as set forth under "Recent Accounting Pronouncements;"

         5. Management's determination of the effect of the Gramm-Leach-Bliley Act on the business of MFC and Market as set forth under "Potential Impact Of Current Legislation on Future Results of Operation;" and

         6. Management's determination of the effect of the year 2000 on MFC's information technology systems as set forth under "Year 2000 Compliance Matters."

                         CHANGES IN FINANCIAL CONDITION

--------------------------------------------------------------------------------

         MFC's assets at September 30, 1999, totaled approximately $55.5 million, an $843,000, or 1.5%, increase over the $54.6 million total at September 30, 1998. The increase was funded through growth in deposits and net earnings for the year including gains on sale of securities designated as available for sale.

         Liquid assets (cash and cash equivalents, certificates of deposit and investment securities) totaled $16.5 million at September 30, 1999, a decrease of $3.4 million from the total at September 30, 1998. Net proceeds from the decline in liquid assets were primarily used to fund net loan originations of $2.4 million and purchase mortgage-backed securities of $1.5 million.

         Loans receivable totaled $35.2 million at September 30, 1999, an increase of $2.4 million, or 7.3%, over September 30, 1998. This increase resulted primarily from loan originations of $11.6 million, which exceeded principal repayments of $9.2 million. Market's allowance for loan losses totaled $52,000 at September 30, 1999 and 1998. The allowance represented .15% and .16% of total loans at September 30, 1999 and 1998, respectively. Nonperforming loans totaled $119,000 and $171,000, or .34% and .52% of total loans at September 30, 1999 and 1998, respectively.

         Although management believes that its allowance for loan losses at September 30, 1999, was adequate based upon the available facts and circumstances, there can be no assurances that additions to such allowance will not be necessary in future periods, which could adversely affect Market's results of operations.

         Deposits totaled $39.9 million at September 30, 1999, an increase of $2.2 million, or 5.7%, over the total at September 30, 1998. Demand accounts increased by approximately $601,000, and certificates of deposit increased by $1.6 million during the year ended September 30, 1999. At September 30, 1999, certificates of deposit that will mature within one year accounted for 54.4% of Market's deposit liabilities. Proceeds from the increase in deposits were used to fund loan originations, purchase office premises and repay other borrowed money.

         Shareholders' equity totaled $14.6 million at September 30, 1999, a decrease of $503,000, or 3.3%, from September 30, 1998. The decrease was due primarily to a purchase of 76,286 treasury shares totaling $838,000, coupled with dividends paid of $364,000, which were partially offset by net earnings of $698,000.

         Market is required to meet each of three minimum capital standards promulgated by the Office of Thrift Supervision (the "OTS"), hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for the maintenance of shareholders' equity less all intangible assets equal to 1.5% of adjusted total assets. The core capital requirement provides for the maintenance of tangible capital plus certain forms of supervisory goodwill equal to 3% of adjusted total assets, while the risk-based capital requirement mandates maintenance of core capital plus general loan loss allowances equal to 8% of risk-weighted assets as defined by OTS regulations. As of September 30, 1999, Market's tangible and core capital totaled $12.4 million, or 22.8% of adjusted total assets, which exceeded the minimum requirements of $815,000 and $1.6 million, by $11.6 million and $10.7 million, respectively. As of September 30, 1999, Market's risk-based capital was $12.4 million, or 45.4% of risk-weighted assets, exceeding the minimum requirement by $10.2 million.


                         COMPARISON OF OPERATING RESULTS
                 FOR THE YEARS ENDED SEPTEMBER 30, 1999 AND 1998

--------------------------------------------------------------------------------

GENERAL. Net earnings totaled $698,000 for the year ended September 30, 1999, a $146,000, or 26.4%, increase over the $552,000 of net earnings recorded for the year ended September 30, 1998. The increase in earnings resulted primarily from a $467,000 increase in other income, which was partially offset by a $221,000 decrease in net interest income and a $76,000 increase in the provision for federal income taxes.

NET INTEREST INCOME. Total interest income amounted to $3.7 million for the year ended September 30, 1999, a $152,000, or 3.9%, decrease from the comparable 1998 period. The decrease resulted primarily from a decrease in the investment securities portfolio due to a $4.7 million special cash distribution to shareholders paid in April 1998. Interest income on investment securities decreased due primarily to a decrease of $1.8 million, to $11.5 million, of weighted average balances outstanding during fiscal 1999, which was coupled with a 57 basis point (100 basis points equals one percent) decrease in the weighted-average yield. Interest income on interest-bearing deposits totaled $343,000 in fiscal 1999, a decrease of $140,000, or 29.0%, from fiscal 1998. The decrease resulted primarily from a decrease of $2.1 million in weighted-average balances outstanding, coupled with a 20 basis point decrease in the weighted-average yield, from 6.07% in fiscal 1998 to 5.87% in fiscal 1999. Interest income on mortgage-backed securities decreased by $6,000, or 5.9%, during fiscal 1999, compared to 1998, as a result of a decline of 105 basis points in the weighted-average yield, from 8.81% in fiscal 1998 to 7.76% in fiscal 1999. Interest income on loans increased $179,000, or 7.4%, primarily due to a $3.1 million increase in weighted average balances outstanding during fiscal 1999, which was partially offset by a decline of 20 basis points in the weighted-average yield, from 7.90% in fiscal 1998 to 7.70% in fiscal 1999.

Interest expense on deposits totaled $1.8 million for fiscal 1999, an increase of $57,000, or 3.3%, over the comparable 1998 period. This increase was due primarily to an increase of $2.8 million in the weighted average balance outstanding, which was partially offset by a 20 basis point decrease in the average cost of deposits from 4.74% in fiscal 1998 to 4.54% in fiscal 1999. Interest expense on other borrowings increased by $12,000, or 133.3%, primarily due to the increase in the weighted average balance outstanding of $126,000, coupled with a 106 basis point increase in the weighted average cost, from 7.44% in fiscal 1998 to 8.50% in fiscal 1999.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $221,000, or 10.3%, for fiscal 1999, compared to fiscal 1998. The interest rate spread decreased by two basis points, from 2.60% in fiscal 1998 to 2.58% in fiscal 1999 and the net interest margin decreased by 37 basis points, from 4.07% in fiscal 1998 to 3.70% in fiscal 1999.

PROVISION FOR LOSSES ON LOANS. A provision for losses on loans is charged to earnings to bring the total allowance to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by Market, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to Market's market area, and other factors related to the collectibility of Market's loan portfolio. As a result of such analysis, management decided no additional provision for losses on loans was necessary during the year ended September 30, 1999. There can be no assurance, however, that the allowance for loan losses of Market will be adequate to cover losses on nonperforming assets in the future.

OTHER INCOME. Other operating income, primarily service fees on money orders and travelers' checks, totaled $11,000 and $7,000 for the years ended September 30, 1999 and 1998, respectively. Gains on sale of securities during fiscal 1999 reflected a $463,000 increase over fiscal 1998. The sale of investment securities during fiscal 1999 reflected management's decision to redeploy price appreciation on securities to higher yielding earning assets.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense increased by $24,000, or 1.8%, for the year ended September 30, 1999, compared to fiscal 1998. The increase resulted primarily from a $28,000, or 3.6%, increase in employee compensation and benefits, due to normal merit increases and expenses related to stock benefit plans.

FEDERAL INCOME TAXES. The provision for federal income taxes totaled $360,000 for the year ended September 30, 1999, compared to $284,000 for the 1998 fiscal year. The $76,000, or 26.8%, increase resulted from a $222,000, or 26.6%, increase in earnings before taxes. The effective tax rate was 34.0% for each of the years ended September 30, 1999 and 1998.


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

NET INTEREST INCOME. Total interest income amounted to $3.9 million for the year ended September 30, 1998, a $372,000, or 10.6%, increase over the comparable 1997 period. The increase in total interest income was attributable to an increase of $437,000, or 22.1%, in interest income on loans, due primarily to an increase of $5.6 million, to $30.5 million, of weighted-average balances outstanding during fiscal 1998, which was partially offset by a 2 basis point decrease in the weighted-average yield. Interest income on investment securities and interest-bearing deposits totaled $1.4 million in fiscal 1998, a decrease of $41,000, or 2.9%, from fiscal 1997. The decrease resulted primarily from a decrease of $2.2 million in weighted-average balances outstanding, which was partially offset by a 44 basis point increase in the weighted-average yield, from 6.04% in fiscal 1997 to 6.48% in fiscal 1998. Interest income on mortgage-backed securities decreased by $24,000, or 19.2%, during fiscal 1998, as compared to 1997, as a result of a decline of $255,000 in the weighted-average balances outstanding, coupled with a decrease of 11 basis points in the weighted-average yield, from 8.92% in fiscal 1997 to 8.81% in fiscal 1998.

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

PROVISION FOR LOSSES ON LOANS. Based on an analysis of historical experience, the volume and type of lending conducted by Market, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to Market's market area, and other factors related to the collectibility of Market's loan portfolio, management decided no additional provision for losses on loans was necessary during the year ended September 30, 1998.

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

                                                                Year Ended September 30,
                            ----------------------------------------------------------------------------------------------------
                                         1999                              1998                            1997
                            ------------------------------- --------------------------------- ----------------------------------
                              Average    Interest   Average   Average    Interest    Average    Average     Interest   Average
                            outstanding   earned/    yield/ outstanding   earned/     yield/  outstanding   earned/     yield/
                              balance      paid       rate     balance     paid        rate      balance      paid       rate
                            -----------  --------   ------- -----------  --------    -------  -----------   --------   --------
                                                                  (Dollars in thousands)
Interest-earning assets:
  Loans receivable            $33,643      $2,590      7.70%   $30,524     $2,411      7.90%     $24,921     $1,974      7.92%
  Mortgage-backed securities    1,224          95      7.76      1,147        101      8.81        1,402        125      8.92
  Investment securities        11,456         705      6.15     13,249        890      6.72       11,812        708      5.99
  Other interest-earning        5,845         343      5.87      7,954        483      6.07       11,598        706      6.09
   assets                     -------      ------      ----    -------     ------      ----       ------     ------      ----

    Total interest-earning     52,168       3,733      7.15     52,874      3,885      7.35       49,733      3,513      7.06
     assets

Non-interest-earning assets     3,481                            2,559                             2,210
                              -------                          -------                           -------

    Total assets              $55,649                          $55,433                           $51,943
                              =======                          =======                           =======

Interest-bearing
liabilities:
  Passbook and club accounts  $10,136         277      2.73     $9,875        279      2.83      $10,421        300      2.88
  Money market demand           2,039          55      2.70      2,254         64      2.84        2,872         81      2.82
  accounts
  Certificates of deposit      27,048       1,450      5.36     24,246      1,382      5.70       23,069      1,308      5.67
  Borrowings                      247          21      8.50        121          9      7.44            -          -         -
                              --------   --------      ----    --------    ------      ----      -------     ------      ----
    Total interest-bearing
     liabilities               39,470       1,803      4.57     36,496      1,734      4.75       36,362      1,689      4.64
                                            -----      ----                ------      ----                  ------      ----

Non-interest-bearing            1,300                            1,113                               909
  liabilities                 -------                          -------                           -------

    Total liabilities          40,770                           37,609                            37,271

Shareholders' equity           14,879                           17,824                            14,672
                              -------                          -------                            ------

    Total liabilities and
     shareholders' equity     $55,649                          $55,433                           $51,943
                              =======                          =======                           =======

  Net interest income and
   spread                                  $1,930      2.58%               $2,151      2.60%                 $1,824      2.42%
                                           ======      ====                ======      ====                  ======      ====

  Net interest margin (net
   interest income as a
   percent of average
   interest-earning assets)                            3.70%                           4.07%                             3.67%
                                                       ====                            ====                              ====

Average interest-earning
  assets to
  interest-bearing liabilities                       132.17%                         144.88%                           136.77%
                                                     ======                          ======                            ======

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

                                                                Year ended September 30,
                                                   --------------------------------------------------
                                                   1999 vs. 1998                        1998 vs. 1997
                                          ------------------------------    --------------------------------
                                               Increase                          Increase
                                           (decrease) due to                 (decrease) due to
                                           -----------------                 -----------------
                                           Volume      Rate       Total       Volume      Rate       Total
                                           ------      ----       -----       ------      ----       -----
                                                                    (In thousands)
Interest income attributable to:
    Loans receivable                       $  240      $(61)      $ 179       $ 442      $  (5)     $ 437
    Mortgage-backed securities                  6       (12)         (6)        (22)        (2)       (24)
    Investment securities                    (109)      (76)       (185)         96         86        182
    Interest-bearing deposits                (124)      (16)       (140)       (221)        (2)      (223)
                                           ------     -----     -------     -------      -----      -----
Total interest income                          13      (165)       (152)        295         77        372
Interest expense attributable to:
    Deposits                                  152       (95)         57          33          3         36
    Borrowings                                 11         1          12           9          -          9
                                           ------     -----     -------     -------      -----      -----
Total interest expense                        163       (94)         69          42          3         45
                                           ------     -----     -------     -------      -----      -----
   Increase (decrease) in net interest
    income                                  $(150)     $(71)      $(221)      $ 253        $74      $ 327
                                            =====      ====       ======      =====        ===      =====


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

At September 30, 1999, 2% of the present value of Market's assets was approximately $1.1 million. Because the interest rate risk of a 200 basis point increase in market interest rates (which was greater than the interest rate risk of a 200 basis point decrease) was $3.0 million at September 30, 1999, Market would have been required to deduct approximately $950,000 (50% of the $1.9 million difference) from its capital in determining whether Market met its risk-based capital requirement. Regardless of such restriction, however, Market's risk-based capital at September 30, 1999, would still have exceeded the regulatory requirement by $9.3 million.

Presented below, as of September 30, 1999, and September 30, 1998, is an analysis of Market's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. During both of these periods, Market has operated within the policy limits set by the Board of Directors of Market as the maximum change in NPV that the Board of Directors deems advisable in the event of various changes in interest rates.

                                          September 30, 1999
                                  ---------------------------------
    Change in interest rate         $ change             % change
           (Basis Points)            in NPV               in NPV
    ------------------------      -----------          ------------
                             (Dollars in thousands)

              +300                  $(4,478)               (33)%
              +200                   (2,959)               (22)
              +100                   (1,417)               (10)
                 0                        -                  -
              -100                    1,026                  7
              -200                    1,736                 13
              -300                    2,405                 18


                                          September 30, 1999
                                  ---------------------------------
    Change in interest rate         $ change             % change
           (Basis Points)            in NPV               in NPV
    ------------------------      -----------          ------------
                             (Dollars in thousands)
              +300                   (3,439)               (21)
              +200                   (2,172)               (13)
              +100                     (993)                (6)
                 0                        -                  -
              -100                      730                  4
              -200                    1,488                  9
              -300                    2,358                 14

As illustrated in the tables, NPV is more sensitive to rising rates than declining rates. Such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. Thus, in a rising interest rate environment, because Market has a significant amount of fixed-rate loans in its loan portfolio, the amount of interest Market would receive on its loans would increase relatively slowly as loans are slowly prepaid and new loans are made at higher rates. Moreover, the interest Market would pay on its deposits would increase rapidly because Market's deposits generally have shorter periods to repricing. The assumptions used in calculating the amounts in this table are OTS assumptions.

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

                         LIQUIDITY AND CAPITAL RESOURCES

--------------------------------------------------------------------------------

Liquidity refers to the ability of Market to generate sufficient cash to fund current loan demand, meet deposit withdrawals and pay operating expenses. Liquidity is influenced by financial market conditions, fluctuations in interest rates, general economic conditions and regulatory requirements. Market's liquid assets, primarily represented by cash and cash equivalents and interest-bearing deposits in other financial institutions, are a result of its operating, investing and financing activities. These activities are summarized in the following table for the years ended September 30, 1999, 1998 and 1997:

                                                              Year ended September 30,
                                                   1999               1998               1997
                                                   ----               ----               ----
                                                                 (In thousands)

Net cash from operating activities                  $  514             $  798            $   517
Net cash from (used in) investing activities        (3,841)             4,938            (12,041)
Net cash from (used in) financing activities           237             (2,603)             9,690
                                                    ------             ------            -------
Net change in cash and cash equivalents             (3,090)             3,133             (1,834)
Cash and cash equivalents at the beginning           5,381              2,248              4,082
   of the year                                      ------             ------            -------

Cash and cash equivalents at the end of the         $2,291             $5,381            $ 2,248
   year                                             ======             ======            =======


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

At September 30, 1999, Market's certificates of deposit totaled approximately $27.6 million, or 69.1% of total deposits. Of such amount, approximately $21.7 million in certificates of deposit mature within one year. Based on past experience and Market's prevailing pricing strategies, management believes that a substantial percentage of such certificates will be renewed with Market at maturity. If Market is unable to renew the maturing certificates for any reason, however, borrowings of up to $9.0 million are available from the FHLB of Cincinnati.

OTS regulations presently require Market to maintain an average daily balance of liquid assets, which may include, but are not limited to, investments in U.S. Treasury and federal agency obligations and other investments in an amount equal to 4% of the sum of Market's average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which Market may rely if necessary to fund deposit withdrawals or other short-term funding needs. At September 30, 1999, Market's regulatory liquidity ratio was 39.7%. At such date, Market had commitments to originate loans totaling $88,000 and undisbursed loans in process of $17,000 and no commitments to purchase or sell loans. Market considers its liquidity and capital resources sufficient to meet its outstanding short-term and long-term needs. See Note I to the Consolidated Financial Statements.

Market is required by applicable law and regulations to meet certain minimum capital standards. Such capital standards include a tangible capital requirement, a core capital requirement or leverage ratio and a risk-based capital requirement. Market exceeded all of its regulatory capital requirements at September 30, 1999.

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

OTS regulations require that a savings and loan association maintain "risk-based capital" in an amount not less than 8% of its risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of Market includes a general loan loss allowance of $52,000 at September 30, 1999.

The following table summarizes Market's regulatory capital requirements and actual capital at September 30, 1999:

                                                            Current            Excess of actual
                                                            -------           capital over current     Applicable
                                  Actual capital          requirement              requirement         asset total
                                  --------------          -----------              -----------         -----------
September 30, 1999            Amount       Percent      Amount    Percent     Amount     Percent
------------------            ------       -------      ------    -------     ------     -------
                                                           (Dollars in thousands)

Tangible capital              $12,379        22.8%      $  815      1.5%      $11,564      21.3%         $54,357
Core capital                   12,379        22.8        1,631      3.0        10,748      19.8           54,357
Risk-based capital             12,431        45.4        2,190      8.0        10,241      37.4           27,381

At September 30, 1999, Market had entered into a commitment to make improvements to its main office and to construct a building addition on the properties adjacent to the main office for approximately $566,000.


     POTENTIAL IMPACT OF CURRENT LEGISLATION ON FUTURE RESULTS OF OPERATION

--------------------------------------------------------------------------------

         On November 12, 1999, the Gramm-Leach-Bliley Act (the "GLB Act") was enacted into law. The GLB Act makes sweeping changes in the financial services in which various types of financial institutions may engage. The Glass-Steagall Act, which had generally prevented banks from affiliating with securities and insurance firms, was repealed. A new "financial holding company," which owns only well capitalized and well managed depository institutions, will be permitted to engage in a variety of financial activities, including insurance and securities underwriting and agency activities.

         The GLB Act permits unitary savings and loan holding companies in existence on May 4, 1999, including MFC, to continue to engage in all activities that they were permitted to engage in prior to the enactment of the Act. Such activities are essentially unlimited, provided that the thrift subsidiary remains a qualified thrift lender. Any thrift holding company formed after May 4, 1999, will be subject to the same restrictions as a multiple thrift holding company. In addition, a unitary thrift holding company in existence on May 4, 1999, may be sold only to a financial holding company engaged in activities permissible for multiple savings and loan holding companies.

   The GLB Act is not expected to have a material effect on the activities in which the MFC and Market currently engage, except to the extent that competition with other types of financial institutions may increase as they engage in activities not permitted prior to enactment of the GLB Act.


                   EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

--------------------------------------------------------------------------------

         In June 1996, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 established standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in the financial statement.

         SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods is required. Management adopted SFAS No. 130 effective October 1, 1998, as required, without material effect on MFC's consolidated financial statements.

         In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing information. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Management adopted SFAS No. 131 effective October 1, 1998, as required, without material effect on MFC's consolidated financial statements.

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

         The definition of a derivative financial instrument is complex, but in general it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contracts, unless the underlying of the embedded derivative is clearly and closely related to the host contract.

         SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. SFAS No. 133 is not expected to have a material impact on MFC's financial statements.

                          YEAR 2000 COMPLIANCE MATTERS

--------------------------------------------------------------------------------

         As with most providers of financial services, Market's operations are heavily dependent on information technology systems. Market has addressed the potential problems associated with the possibility that the computers that control or operate Market's information technology and infrastructure may not be programmed to read four-digit date codes and, upon arrival of the year 2000, may recognize the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data.

         Market has appointed a Year 2000 Coordinator who, with support and oversight from management and the Boards of Directors of both Market and MFC, has analyzed the risk of potential problems that might arise from the failures of computers and microprocessors to recognize the Year 2000, and developed a plan to mitigate such risks. The Year 2000 Coordinator submits monthly and quarterly progress reports to the Boards of Directors. The impact upon MFC's results of operation, liquidity and capital resources will be immaterial; however, approximately $16,000 has been budgeted to ensure Year 2000 compliance. Through September 1999, Year 2000 expenditures have totaled approximately $5,000.

         The Year 2000 Coordinator has determined that the greatest potential impact upon Market and MFC is the risk related to vendors used by Market, particularly its data processing service bureau. STARCOM is the system used by the service bureau (NCR) to process account data and generate necessary reports. NCR has stated in its October 31, 1998 Quarterly Update Letter (a "Year 2000 Readiness Disclosure") that the STARCOM system is Year 2000 qualified per their Year 2000 Qualification Requirements Definition document.

         Management and the Boards of Directors of Market and MFC have reviewed the reports regarding Year 2000 testing results to date and have taken appropriate remedial measures without material cost. No assurance can be given, however, that significant expense will not be incurred in future periods. In the unlikely event that Market is ultimately required to purchase replacement computer systems, programs and equipment, or incur substantial expense to make Market's current systems, programs and equipment year 2000 compliant, Market's net earnings and financial condition could be adversely affected.

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

                         REPORT OF INDEPENDENT CERTIFIED
                             PUBLIC ACCOUNTANTS AND
                        CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

                                                                                                          PAGE

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                                                          21

FINANCIAL STATEMENTS
     CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION                                                         22
     CONSOLIDATED STATEMENTS OF EARNINGS                                                                    23
     CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME                                                        24
     CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                                                        25
     CONSOLIDATED STATEMENTS OF CASH FLOWS                                                                  26
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                                             27

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Market Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Market Financial Corporation as of September 30, 1999 and 1998, and the related consolidated statements of earnings, comprehensive income, shareholders' equity, and cash flows for each of the years ended September 30, 1999, 1998 and 1997. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Market Financial Corporation as of September 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the years ended September 30, 1999, 1998 and 1997, in conformity with generally accepted accounting principles.


/s/ Grant Thornton LLP


Cincinnati, Ohio
November 22, 1999

                          MARKET FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  September 30,
                        (In thousands, except share data)

          ASSETS                                                                                 1999              1998

Cash and due from banks                                                                       $   644           $   615
Federal funds sold                                                                              1,392             4,493
Interest-bearing deposits in other financial institutions                                         255               273
                                                                                               ------            ------
          Cash and cash equivalents                                                             2,291             5,381

Certificates of deposit in other financial institutions                                           290             3,790
Investment securities held to maturity - at amortized cost, approximate market
  value of $12,529 and $9,394 at September 30, 1999 and 1998                                   12,800             9,300
Investment securities designated as available for sale - at market                              1,116             1,448
Mortgage-backed securities held to maturity - at cost, approximate market
  value of $2,067 and $902 at September 30, 1999 and 1998                                       2,047               859
Loans receivable - net                                                                         35,219            32,816
Office premises and equipment - at depreciated cost                                               819               127
Federal Home Loan Bank stock - at cost                                                            449               419
Accrued interest receivable                                                                       320               319
Prepaid expenses and other assets                                                                 100               149
                                                                                               ------            ------

          Total assets                                                                        $55,451           $54,608
                                                                                               ======            ======

     LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                                      $39,907           $37,745
Other borrowed money                                                                               -                725
Advances by borrowers for taxes and insurance                                                      59                57
Accrued interest payable                                                                           98                95
Other liabilities                                                                                 160               175
Accrued federal income taxes                                                                       45                18
Deferred federal income taxes                                                                     607               715
                                                                                               ------            ------
          Total liabilities                                                                    40,876            39,530

Commitments                                                                                        -                 -

Shareholders' equity
  Preferred stock - 1,000,000 shares without par value authorized;
    no shares issued                                                                               -                 -
  Common stock - 4,000,000 shares without par value authorized;
    1,335,725 shares issued                                                                        -                 -
  Additional paid-in capital                                                                    8,187             8,191
  Retained earnings - substantially restricted                                                  7,984             7,650
  Shares acquired by stock benefit plans                                                       (1,480)           (1,700)
  Less 76,286 shares of treasury stock - at cost                                                 (838)               -
  Accumulated comprehensive income, unrealized gains on securities
    designated as available for sale, net of related tax effects                                  722               937
                                                                                               ------            ------
          Total shareholders' equity                                                           14,575            15,078
                                                                                               ------            ------

          Total liabilities and shareholders' equity                                          $55,451           $54,608
                                                                                               ======            ======


The accompanying notes are an integral part of these statements.

                          MARKET FINANCIAL CORPORATION

                       CONSOLIDATED STATEMENTS OF EARNINGS

                            Year ended September 30,
                      (In thousands, except per share data)


                                                   1999        1998         1997
Interest income
  Loans                                        $  2,590    $  2,411     $  1,974
  Mortgage-backed securities                         95         101          125
  Investment securities                             705         890          708
  Interest-bearing deposits and other               343         483          706
                                               --------    --------     --------
          Total interest income                   3,733       3,885        3,513

Interest expense
  Deposits                                        1,782       1,725        1,689
  Borrowings                                         21           9         --
                                               --------    --------     --------
          Total interest expense                  1,803       1,734        1,689
                                               --------    --------     --------

          Net interest income                     1,930       2,151        1,824

Other income
  Gain on sale of investments                       463        --           --
  Other operating                                    11           7            6
                                               --------    --------     --------
          Total other income                        474           7            6

General, administrative and other expense
  Employee compensation and benefits                806         778          659
  Occupancy and equipment                           121         122          111
  Federal deposit insurance premiums                 23          28           35
  Franchise taxes                                   191         184           97
  Other operating                                   205         210          167
                                               --------    --------     --------
          Total general, administrative and
            other expense                         1,346       1,322        1,069
                                               --------    --------     --------

          Earnings before income taxes            1,058         836          761

Federal income taxes
  Current                                           359         301           88
  Deferred                                            1         (17)         171
                                               --------    --------     --------
          Total federal income taxes                360         284          259
                                               --------    --------     --------

          NET EARNINGS                         $    698    $    552     $    502
                                               ========    ========     ========

          EARNINGS PER SHARE
            Basic                              $    .58    $    .45          N/A
                                               ========    ========     ========

            Diluted                            $    .57    $    .45          N/A
                                               ========    ========     ========


The accompanying notes are an integral part of these statements.

                          MARKET FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                            Year ended September 30,
                                 (In thousands)


                                                        1999       1998      1997

Net earnings                                          $  698     $  552    $  502

Other comprehensive income, net of tax:
  Unrealized holding gains on securities during
    the period, net of tax of $47, $143 and
    $108 in 1999, 1998 and 1997, respectively             91        277       209

Reclassification adjustment for realized gains
  included in earnings, net of tax of $157 in 1999      (306)      --        --
                                                      ------     ------    ------

Comprehensive income                                  $  483     $  829    $  711
                                                      ======     ======    ======

Accumulated comprehensive income                      $  722     $  937    $  660
                                                      ======     ======    ======



The accompanying notes are an integral part of these statements.

                          MARKET FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                  Years ended September 30, 1999, 1998 and 1997
                        (In thousands, except share data)

                                                                                                   UNREALIZED GAINS          SHARES
                                                                                                      ON SECURITIES        ACQUIRED
                                                                       ADDITIONAL                     DESIGNATED AS        BY STOCK
                                                            COMMON        PAID-IN      RETAINED           AVAILABLE         BENEFIT
                                                             STOCK        CAPITAL      EARNINGS            FOR SALE           PLANS

Balance at October 1, 1996                                    $ -        $     -         $7,063                $451         $    -

Net proceeds from issuance of common shares                     -          12,832            -                   -               -
Disbursement of loan to ESOP                                    -              -             -                   -           (1,069)
Cash dividends of $.07 per share                                -              -            (93)                 -               -
Unrealized gains on securities designated as available
  for sale, net of related tax effects                          -              -             -                  209              -
Net earnings for the year ended September 30, 1997              -              -            502                  -               -
                                                               ---        -------        ------                  --          ------

Balance at September 30, 1997                                   -          12,832         7,472                 660          (1,069)

Purchase of shares for stock benefit plans                      -              -             -                   -             (729)
Amortization of expense related to stock benefit plans          -              34            -                   -               98
Cash distributions of $3.78 per share                           -          (4,675)         (374)                 -               -
Unrealized gains on securities designated as available
  for sale, net of related tax effects                          -              -             -                  277              -
Net earnings for the year ended September 30, 1998              -              -            552                  -               -
                                                               ---        -------        ------                  --          ------

Balance at September 30, 1998                                   -           8,191         7,650                 937          (1,700)

Purchase of treasury stock                                      -              -             -                   -               -
Amortization of expense related to stock benefit plans          -              (4)           -                   -              220
Cash dividends of $.28 per share                                -              -           (364)                 -               -
Realized gains on securities designated as available for
  sale, net of related tax effects                              -              -             -                 (306)             -
Unrealized gains on securities designated as available
  for sale, net of related tax effects                          -              -             -                   91              -
Net earnings for the year ended September 30, 1999              -              -            698                  -               -
                                                               ---        -------        ------                  --          ------

Balance at September 30, 1999                                 $ -        $  8,187        $7,984                $722         $(1,480)
                                                               ===        =======         =====                 ===          ======

                                                                       TREASURY
                                                                          STOCK        TOTAL

Balance at October 1, 1996                                                $  -      $  7,514

Net proceeds from issuance of common shares                                  -        12,832
Disbursement of loan to ESOP                                                 -        (1,069)
Cash dividends of $.07 per share                                             -           (93)
Unrealized gains on securities designated as available
  for sale, net of related tax effects                                       -           209
Net earnings for the year ended September 30, 1997                           -           502
                                                                            ---     --------

Balance at September 30, 1997                                                -        19,895

Purchase of shares for stock benefit plans                                   -          (729)
Amortization of expense related to stock benefit plans                       -           132
Cash distributions of $3.78 per share                                        -        (5,049)
Unrealized gains on securities designated as available
  for sale, net of related tax effects                                       -           277
Net earnings for the year ended September 30, 1998                           -           552
                                                                            ---     --------

Balance at September 30, 1998                                                -        15,078

Purchase of treasury stock                                                 (838)        (838)
Amortization of expense related to stock benefit plans                       -           216
Cash dividends of $.28 per share                                             -          (364)
Realized gains on securities designated as available for
  sale, net of related tax effects                                           -          (306)
Unrealized gains on securities designated as available
  for sale, net of related tax effects                                       -            91
Net earnings for the year ended September 30, 1999                           -           698
                                                                            ---     --------

Balance at September 30, 1999                                             $(838)    $ 14,575
                                                                           ====      =======



The accompanying notes are an integral part of these statements.

                          MARKET FINANCIAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                            Year ended September 30,
                                 (In thousands)

                                                                               1999         1998         1997

Cash flows from operating activities:
  Net earnings for the year                                                $    698     $    552     $    502
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of premiums and discounts on
      investments and mortgage-backed securities, net                             2            1          (36)
    Depreciation and amortization                                                30           36           31
    Amortization of deferred loan origination fees                               (3)          (3)          (3)
    Amortization of expense related to stock benefit plans                      216          132         --
    Gain on sale of investment securities designated as available
      for sale                                                                 (463)        --           --
    Federal Home Loan Bank stock dividends                                      (30)         (29)         (26)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                                (1)         201         (181)
      Accrued interest payable                                                    3           (4)         (18)
      Prepaid expenses and other assets                                          49          (79)         126
      Other liabilities                                                         (15)          38         (136)
      Federal income taxes
        Current                                                                  27          (30)          87
        Deferred                                                                  1          (17)         171
                                                                           --------     --------     --------
         Net cash provided by operating activities                              514          798          517

Cash flows provided by (used in) investing activities:
  Purchase of investment securities designated as held to maturity          (11,000)      (6,600)     (14,057)
  Proceeds from maturity of investment securities                             7,500       14,560        5,900
  Proceeds from sale of investment securities designated as
    available for sale                                                          471         --           --
  Purchase of mortgage-backed securities designated as held to maturity      (1,486)        --           --
  Principal repayments on mortgage-backed securities                            296          405          279
  Loan disbursements                                                        (11,582)     (12,494)      (7,732)
  Principal repayments on loans                                               9,182        6,183        3,229
  Purchase of office premises and equipment                                    (722)         (16)         (10)
  Decrease in certificates of deposit in other
    financial institutions - net                                              3,500        2,900          350
                                                                           --------     --------     --------
         Net cash provided by (used in) investing activities                 (3,841)       4,938      (12,041)

Cash flows provided by (used in) financing activities:
  Net increase (decrease) in deposits                                         2,162        2,442       (1,979)
  Proceeds from other borrowed money                                            180          725         --
  Repayment of other borrowed money                                            (905)        --           --
  Advances by borrowers for taxes and insurance                                   2            8           (1)
  Shares acquired for stock benefit plans                                      --           (729)        --
  Purchase of treasury stock                                                   (838)        --           --
  Net proceeds from issuance of common shares                                  --           --         12,832
  Disbursement of loan to ESOP                                                 --           --         (1,069)
  Capital distributions and dividends paid on common stock                     (364)      (5,049)         (93)
                                                                           --------     --------     --------
         Net cash provided by (used in) financing activities                    237       (2,603)       9,690
                                                                           --------     --------     --------

         Net increase (decrease) in cash and cash equivalents
           (balance carried forward)                                         (3,090)       3,133       (1,834)
                                                                           --------     --------     --------

                          MARKET FINANCIAL CORPORATION

                            Year ended September 30,
                                 (In thousands)

                                                                          1999         1998        1997

         Net increase (decrease) in cash and cash
           equivalents (balance brought forward)                      $ (3,090)    $  3,133    $ (1,834)

Cash and cash equivalents at beginning of year                           5,381        2,248       4,082
                                                                      --------     --------    --------

Cash and cash equivalents at end of year                              $  2,291     $  5,381    $  2,248
                                                                      ========     ========    ========


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                              $    264     $    340    $   --
                                                                      ========     ========    ========

    Interest on deposits and borrowings                               $  1,800     $  1,738    $  1,707
                                                                      ========     ========    ========


Supplemental disclosure of noncash investing activities:
  Unrealized gains on securities designated as available for sale,
    net of related tax effects                                        $     91     $    277    $    209
                                                                      ========     ========    ========


The accompanying notes are an integral part of these statements.

                          MARKET FINANCIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF ACCOUNTING POLICIES

    On April 16, 1996, the Board of Directors of Market Bank, formerly known as The Market Building and Saving Company (the "Company"), unanimously adopted a Plan of Conversion to convert the Company from a mutual savings and loan association under Ohio law to a stock savings and loan association under Ohio law with the concurrent formation of a newly chartered holding company, Market Financial Corporation (the "Corporation"). The conversion was accomplished through amendment of the Company's Articles of Incorporation and the sale of the Corporation's common shares in an amount equal to the pro forma market value of the Company after giving effect to the conversion. A subscription offering of the shares of the Corporation to the Company's members and to an employee stock benefit plan was conducted.

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

                        September 30, 1999, 1998 and 1997


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

    The Corporation's shareholders' equity reflected unrealized gains on securities designated as available for sale, net of applicable tax effects, totaling approximately $722,000 and $937,000 at September 30, 1999 and 1998, respectively.

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

                          MARKET FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    4.  ALLOWANCE FOR LOAN LOSSES

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

    At September 30, 1999 and 1998, the Company had no loans that would be defined as impaired under SFAS No. 114.

                          MARKET FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


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

                        September 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    8.  BENEFIT PLANS

    The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense related to the ESOP totaled approximately $101,000, $139,000 and $97,000 for the fiscal years ended September 30, 1999, 1998 and 1997, respectively.

    During fiscal 1998, the Corporation established a Recognition and Retention Plan ("RRP") which provides for the issuance of shares to members of the board of directors, management and employees. Upon shareholder approval, the RRP purchased 53,429 shares of the Corporation's common stock in the open market. At September 30, 1999, 53,429 shares had been awarded and 9,088 shares were vested. Common stock awarded under the RRP vests ratably over a five year period, commencing with the date of the award. Expense recognized under the RRP totaled approximately $124,000 and $36,000 for the fiscal years ended September 30, 1999 and 1998, respectively.

    The Company previously had a defined benefit pension plan which covered substantially all employees who had completed one year of service. This plan was terminated in fiscal 1997 upon receipt of all required regulatory approvals. The pension plan was funded with an annuity policy using the individual level premium method. It was the Company's policy to fund pension costs accrued up through the date of termination. Annual pension expense for the fiscal year ended September 30, 1997, totaled approximately $3,000. The required disclosure under SFAS No. 87, "Accounting for Pensions," has not been provided herein based on materiality.

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

                        September 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    11.  EARNINGS PER SHARE AND DIVIDENDS PER SHARE

    Basic earnings per share is computed based upon the weighted-average shares outstanding during the period, less shares in the Corporation's ESOP that are unallocated and not committed to be released. Weighted-average common shares outstanding, which gives effect to 84,096 and 95,863 unallocated ESOP shares, totaled 1,208,530 and 1,239,862 for the fiscal years ended September 30, 1999 and 1998, respectively.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares at deemed outstanding for purposes of computing diluted earnings per share totaled 1,215,305 and 1,239,862 for the fiscal years ended September 30, 1999 and 1998, respectively. Incremental shares related to the assumed exercise of stock options included in the calculation of diluted earnings per share totaled 6,775 for the fiscal year ended September 30, 1999. Options to purchase 113,526 shares of common stock with a weighted-average exercise price of $13.50 were outstanding at September 30, 1998, but were excluded from the computation of common stock equivalents because their exercise price was higher than the average market price of the common shares.

    The provisions of SFAS No. 128, "Earnings Per Share," are not applicable to the year ended September 30, 1997, as the conversion from mutual to stock form was completed in March 1997.

    During fiscal 1998, the Corporation declared dividends of $3.78 per common share. Of this amount, $3.50 per share was paid in April 1998 from funds retained by the Corporation in the conversion to stock form and was deemed by management to constitute a return of excess capital. Accordingly, the Corporation charged the return of capital distribution to additional paid-in-capital. All of the 1998 fiscal year distributions constituted a tax-free return of capital.

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

                        September 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    12.  FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at September 30, 1999 and 1998:

                  CASH AND CASH EQUIVALENTS: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

                  CERTIFICATES OF DEPOSIT IN OTHER FINANCIAL INSTITUTIONS: The carrying amounts presented in the consolidated statements of financial condition for certificates of deposit in other financial institutions are deemed to approximate fair value.

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

                  DEPOSITS: The fair value of passbook and club accounts, and money market demand accounts are deemed to approximate the amount payable on demand at September 30, 1999 and 1998, respectively. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

                  OTHER BORROWED MONEY: The fair value of variable rate borrowings is deemed to approximate the carrying value at September 30, 1998.

                          MARKET FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    12.  FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

                  COMMITMENTS TO EXTEND CREDIT: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at September 30, 1999 and 1998 was not material.

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Company's financial instruments at September 30 are as follows:

                                                                              1999                         1998
                                                                   CARRYING         FAIR          CARRYING         FAIR
                                                                      VALUE        VALUE             VALUE        VALUE
                                                                                      (In thousands)
    Financial assets:
      Cash and cash equivalents                                    $  2,291     $  2,291          $  5,381     $  5,381
      Certificates of deposit in other financial institutions           290          290             3,790        3,790
      Investment securities held to maturity                         12,800       12,529             9,300        9,394
      Investment securities designated as available for sale          1,116        1,116             1,448        1,448
      Mortgage-backed securities                                      2,047        2,067               859          902
      Loans receivable - net                                         35,219       33,824            32,816       33,843
      Federal Home Loan Bank stock                                      449          449               419          419
                                                                     ------       ------            ------       ------

                                                                    $54,212      $52,566           $54,013      $55,177
                                                                     ======       ======            ======       ======

    Financial liabilities:
      Deposits                                                      $39,907       39,958           $37,745      $37,873
      Other borrowed money                                               -            -                725          725
      Advances by borrowers for taxes and insurance                      59           59                57           57
                                                                     ------       ------            ------       ------

                                                                    $39,966      $40,017           $38,527      $38,655
                                                                     ======       ======            ======       ======

13.  RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the fiscal 1999 consolidated financial statement presentation.

                          MARKET FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

    The amortized cost and estimated fair values of investment securities at September 30 are summarized below. Certain securities with maturities of one to ten years are subject to call provisions and, therefore, may not be held to maturity.

                                                                            1999                           1998
                                                                               ESTIMATED                      ESTIMATED
                                                                AMORTIZED           FAIR         AMORTIZED         FAIR
                                                                     COST          VALUE              COST        VALUE
                                                                                       (In thousands)

    HELD TO MATURITY:
      U.S. Government agency obligations
        Due within:
          One year                                               $  1,800       $  1,805            $4,000     $  4,026
          One to three years                                           -              -              1,800        1,832
          Three to five years                                       8,500          8,269             1,500        1,525
          Five to ten years                                         2,500          2,455             2,000        2,011
                                                                  -------        -------             -----      -------

         Total investment securities
           held to maturity                                        12,800         12,529             9,300        9,394

    AVAILABLE FOR SALE:
      FHLMC stock                                                      21          1,116                29        1,448
                                                                ---------        -------           -------      -------

         Total investment securities                              $12,821        $13,645            $9,329      $10,842
                                                                   ======         ======             =====       ======

    At September 30, 1999, the cost carrying value of the Company's held to maturity investment portfolio exceeded the estimated fair value by $271,000, consisting of gross unrealized losses totaling $279,000 and gross unrealized gains of $8,000.

    At September 30, 1998, the market value appreciation of the Company's held to maturity investment portfolio in excess of the cost carrying value totaled $94,000, consisting solely of gross unrealized gains.

    Mortgage-backed securities at September 30, 1999, were comprised of Government National Mortgage Association ("GNMA") and Federal Home Loan Mortgage Corporation Gold program participation certificates. Mortgage-backed securities at September 30, 1998, were comprised solely of GNMA participation certificates. At September 30, 1999, the market value appreciation of the Company's mortgage-backed securities in excess of cost was approximately $20,000, comprised of gross unrealized gains of $29,000 and gross unrealized losses of $9,000. At September 30, 1998, the market value appreciation of the Company's mortgage-backed securities in excess of cost was approximately $43,000, comprised of gross unrealized gains. Maturities of mortgage-backed securities are due ratably over the next twenty fiscal years based on the contractual repayment terms of the underlying loans.

                          MARKET FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at September 30 is as follows:

                                                                                      1999                1998
                                                                                             (In thousands)

    Real estate mortgage loans
      One- to four-family                                                             $30,959          $29,225
      Multifamily                                                                       2,049            1,507
      Nonresidential                                                                    1,737            1,879
      Land                                                                                138               -
      Construction                                                                        346              150
    Passbook loans                                                                         26              106
    Deferred loan origination costs                                                        33                1
                                                                                       ------           ------
                                                                                       35,288           32,868
    Less:
      Undisbursed portion of loans in process                                              17               -
      Allowance for loan losses                                                            52               52
                                                                                       ------           ------

                                                                                      $35,219          $32,816
                                                                                       ======           ======

    As depicted above, the Company's lending efforts have historically focused on residential real estate loans, which comprised approximately $33.3 million, or 95%, of the total loan portfolio at September 30, 1999 and $30.9 million, or 94%, of the total loan portfolio at September 30, 1998. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Company with adequate collateral coverage in the event of default. Nevertheless, the Company, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management is of the belief that real estate values in the Company's primary lending area are presently stable.

    The Company, in the ordinary course of business, has granted loans to some of its directors, officers, employees and their related interests. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was approximately $531,000 and $705,000 at September 30, 1999 and 1998, respectively.

    Additionally, the Company has paid a retainer of $20,000 to a related party for legal services, principally related to the loan origination function, during each of the fiscal years ended September 30, 1999 and 1998. Management believes that the fees paid for such services are at, or below, the comparable cost of such services from unrelated parties.

                          MARKET FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                                                            1999           1998           1997
                                                                                   (In thousands)

    Beginning balance                                                      $  52          $  52          $  52
    Provision for loan losses                                                 -              -              -
                                                                              --             --             --

    Ending balance                                                         $  52          $  52          $  52
                                                                            ====           ====           ====

    At September 30, 1999 and 1998, the Company's allowance for losses on loans was comprised primarily of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

    Nonperforming loans totaled approximately $119,000, $171,000 and $191,000 at September 30, 1999, 1998 and 1997, respectively.

    As of and for the year ended September 30, 1999, the Company had no loans which would be defined as impaired under SFAS No. 114. As a result, there was no interest income recognized or received on impaired loans for the year ended September 30, 1999.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment at September 30 are comprised of the following:

                                                                                      1999                1998
                                                                                             (In thousands)

    Land                                                                           $   607               $  40
    Buildings and improvements                                                         264                 161
    Furniture and equipment                                                            299                 246
                                                                                    ------                 ---
                                                                                     1,170                 447
      Less accumulated depreciation                                                    351                 320
                                                                                    ------                 ---

                                                                                   $   819                $127
                                                                                    ======                 ===

    At September 30, 1999, the Company had entered into a commitment to make improvements to its main office and to construct a building addition on the properties adjacent to its main office for approximately $566,000.

                          MARKET FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at September 30:

    DEPOSIT TYPE AND
    WEIGHTED-AVERAGE                                  1999                         1998
    INTEREST RATE                             AMOUNT          %           AMOUNT            %
                                                          (Dollars in thousands)
Passbook accounts - 2.67% in 1999
  and 2.83% in 1998                         $ 10,453          26.2%      $  9,510          25.2%
Club accounts - 5.07% in 1999 and 1998            58            .1             51            .1
Money market demand accounts -
  2.67% in 1999 and 2.83% in 1998              1,829           4.6          2,178           5.8
                                            --------      --------       --------      --------
     Total demand accounts                    12,340          30.9         11,739          31.1

Certificates of deposit -
  5.40% in 1999 and 5.89% in 1998             27,567          69.1         26,006          68.9
                                            --------      --------       --------      --------

     Total deposits                         $ 39,907         100.0%      $ 37,745         100.0%
                                            ========      ========       ========      ========


    At September 30, 1999 and 1998, the Company had deposit accounts with balances greater than $100,000 totaling $3.3 million and $2.7 million, respectively.

    Interest expense on deposits for the fiscal years ended September 30 is summarized as follows:

                                                                                1999             1998              1997
                                                                                            (In thousands)

    Passbook and club accounts                                               $   277          $   279           $   300
    Money market accounts                                                         55               64                81
    Certificates of deposit                                                    1,450            1,382             1,308
                                                                               -----            -----             -----

                                                                              $1,782           $1,725            $1,689
                                                                               =====            =====             =====

    Maturities of outstanding certificates of deposit are summarized as follows at September 30:

                                                                                                 1999              1998
                                                                                                      (In thousands)

    Less than six months                                                                     $  9,691          $  8,655
    Six months to one year                                                                     12,029            11,364
    One year to three years                                                                     5,847             5,987
                                                                                              -------           -------

                                                                                              $27,567           $26,006
                                                                                               ======            ======

                          MARKET FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE G - OTHER BORROWED MONEY

    Other borrowed money at September 30, 1998 consisted of a one year, unsecured note from another financial institution bearing interest at the prime rate, or 8.50%, at September 30, 1998. The note matured in July 1999.


NOTE H - FEDERAL INCOME TAXES

    The provision for federal income taxes on earnings for the years ended September 30, 1999, 1998 and 1997, does not differ materially from that computed at the statutory corporate tax rate.

    The composition of the Corporation's net deferred tax liability at September 30 is as follows:

                                                                                           1999           1998
    TAXES (PAYABLE) REFUNDABLE ON TEMPORARY
    DIFFERENCES AT ESTIMATED CORPORATE TAX RATE:                                             (In thousands)

    Deferred tax assets:
      General loan loss allowance                                                        $   18         $   17

    Deferred tax liabilities:
      Unrealized gains on securities designated as
        available for sale                                                                 (373)          (482)
      Difference between cash and accrual basis of accounting                               (97)          (116)
      Federal Home Loan Bank stock dividends                                                (89)           (78)
      Difference between book and tax depreciation                                          (29)           (33)
      Percentage of earnings bad debt deduction                                              (4)            (5)
      Deferred loan origination costs                                                       (33)           (18)
                                                                                            ---            ---
         Total deferred tax liabilities                                                    (625)          (732)
                                                                                            ---            ---

         Net deferred tax liability                                                       $(607)         $(715)
                                                                                           ====           ====

    The Company was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income, or the amount of qualifying and nonqualifying loans outstanding and subject to certain limitations based on aggregate loans and savings account balances at the end of the calendar year. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at September 30, 1999 includes approximately $1.3 million for which federal income taxes have not been provided. The amount of the unrecognized deferred tax liability relating to the cumulative percentage of earnings bad debt deduction totaled approximately $430,000 at September 30, 1999. The Company is required to recapture as taxable income approximately $22,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Company has provided deferred taxes for this amount and began to amortize the recapture of the bad debt reserve into taxable income over a six year period, commencing in fiscal 1997.

                          MARKET FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


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

    At September 30, 1999 and 1998, the Company had outstanding commitments of approximately $88,000 and $967,000 to originate fixed-rate residential real estate loans at interest rates ranging from 7.00% to 8.25%. In the opinion of management, the loan commitments equaled or exceeded prevalent market interest rates as of those dates, and such commitments have been underwritten on the same basis as the existing loan portfolio. Management believes that all commitments will be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

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

                        September 30, 1999, 1998 and 1997


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

    As of September 30, 1999 and 1998, management believes that the Company met all capital adequacy requirements to which it was subject.

                                                AS OF SEPTEMBER 30, 1999


                                                                FOR CAPITAL
                         ACTUAL                              ADEQUACY PURPOSES
                     AMOUNT    RATIO                AMOUNT                            RATIO
                                                       (Dollars in thousands)
Tangible capital    $12,379    22.8%   greater than or equal to $  815   greater than or equal to 1.5%

Core capital        $12,379    22.8%   greater than or equal to $1,631   greater than or equal to 3.0%

Risk-based capital  $12,431    45.4%   greater than or equal to $2,190   greater than or equal to 8.0%

                                          AS OF SEPTEMBER 30, 1999
                                               TO BE "WELL-
                                            CAPITALIZED" UNDER
                                            PROMPT CORRECTIVE
                                            ACTION PROVISIONS
                                 AMOUNT                           RATIO
                                         (Dollars in thousands)
Tangible capital     greater than or equal to $2,718     greater than or equal to  5.0%

Core capital         greater than or equal to $3,261     greater than or equal to  6.0%

Risk-based capital   greater than or equal to $2,738     greater than or equal to 10.0%

                                                AS OF SEPTEMBER 30, 1998


                                                                FOR CAPITAL
                          ACTUAL                             ADEQUACY PURPOSES
                      AMOUNT    RATIO           AMOUNT                                RATIO
                                                          (Dollars in thousands)

Tangible capital     $13,619    25.6%    greater than or equal to $  797    greater than or equal to 1.5%

Core capital         $13,619    25.6%    greater than or equal to $1,595    greater than or equal to 3.0%

Risk-based capital   $13,669    59.6%    greater than or equal to $1,835    greater than or equal to 8.0%


                                          AS OF SEPTEMBER 30, 1998
                                                TO BE "WELL-
                                             CAPITALIZED" UNDER
                                             PROMPT CORRECTIVE
                                             ACTION PROVISIONS
                                 AMOUNT                           RATIO
                                           (Dollars in thousands)

Tangible capital     greater than or equal to $2,658     greater than or equal to  5.0%

Core capital         greater than or equal to $3,190     greater than or equal to  6.0%

Risk-based capital   greater than or equal to $2,294     greater than or equal to 10.0%

                          MARKET FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


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


NOTE K - STOCK OPTION PLAN

    During fiscal 1998 the Board of Directors adopted the Market Financial Corporation 1998 Stock Option and Incentive Plan (the "Plan") that provided for the issuance of 133,572 shares of authorized, but unissued shares of common stock at fair value at the date of grant. In June 1998, the Corporation granted options to purchase 113,526 shares at the fair value of $13.50 per share, all of which were fully exercisable at the grant date, with an expiration term of ten years. During fiscal 1999, the Corporation cancelled these options and granted 125,668 shares at the stock's fair value of $9.69 per share. The issuance of new options was effected to reflect the Company's $3.50 cash distribution in fiscal 1998 and essentially placed the optionees in equivalent economic position after the distribution.

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

                                                                                        1999           1998

    Net earnings (In thousands)                           As reported                   $698           $552
                                                                                         ===            ===

                                                            Pro-forma                   $463           $321
                                                                                         ===            ===
    Earnings per share
      Basic                                               As reported                   $.58           $.45
                                                                                         ===            ===

                                                            Pro-forma                   $.38           $.26
                                                                                         ===            ===

      Diluted                                             As reported                   $.57           $.45
                                                                                         ===            ===

                                                            Pro-forma                   $.38           $.26
                                                                                         ===            ===

                          MARKET FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE K - STOCK OPTION PLAN (continued)

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 1999 and 1998: dividend yield of 4.0%, expected volatility of 20.0%, a risk-free interest rate of 6.5% and expected lives of ten years.

    A summary of the status of the Corporation's stock option plan as of and for the fiscal years ended September 30, 1999 and 1998, are presented below:

                                                                   1999                               1998
                                                                         WEIGHTED-                            WEIGHTED-
                                                                           AVERAGE                              AVERAGE
                                                                          EXERCISE                             EXERCISE
                                                          SHARES             PRICE             SHARES             PRICE

    Outstanding at beginning of year                     113,526          $13.5000                 -             $   -
    Granted                                              125,558            9.6875            113,526             13.50
    Exercised                                                 -                 -                  -                 -
    Cancelled                                            113,526           13.5000                 -                 -
                                                         -------           -------            -------             -----

    Outstanding at end of year                           125,558          $ 9.6875            113,526            $13.50
                                                         =======           =======            =======             =====

    Options exercisable at year-end                      125,558          $ 9.6875            113,526            $13.50
                                                         =======           =======            =======             =====

    Weighted-average fair value of options
      granted during the year                                             $ 2.8300                               $ 3.08
                                                                           =======                                =====


    The following information applies to options outstanding at September 30, 1999:

    Number outstanding                                                                                          125,558
    Range of exercise prices                                                                                    $9.6875
    Weighted-average exercise price                                                                             $9.6875
    Weighted-average remaining contractual life                                                              8.75 years

                          MARKET FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


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

                        September 30, 1999, 1998 and 1997


NOTE M - CONDENSED FINANCIAL STATEMENTS OF MARKET FINANCIAL CORPORATION

    The following condensed financial statements summarize the financial position of Market Financial Corporation as of September 30, 1999 and 1998, and the results of its operations and its cash flows for the periods ended September 30, 1999, 1998 and 1997.

                          MARKET FINANCIAL CORPORATION
                        STATEMENTS OF FINANCIAL CONDITION
                                  September 30,
                                 (In thousands)

    ASSETS                                                                                       1999              1998

    Interest-bearing deposits in Market Bank                                                  $   512           $   213
    Interest-bearing deposits in other financial institutions                                       1                 1
    Loan receivable from ESOP                                                                     874               971
    Investment in Market Bank                                                                  13,101            14,556
    Accrued interest receivable                                                                    46                51
    Prepaid expenses and other assets                                                               1                29
    Prepaid federal income taxes                                                                   82                34
                                                                                               ------            ------

          Total assets                                                                        $14,617           $15,855
                                                                                               ======            ======

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Other borrowed money                                                                      $    -            $   725
    Other liabilities                                                                              39                40
    Deferred federal income taxes                                                                   3                12
                                                                                               ------            ------
          Total liabilities                                                                        42               777

    Shareholders' equity
      Common stock and additional paid-in capital                                               8,187             8,191
      Retained earnings                                                                         7,984             7,650
      Shares acquired by stock benefit plans                                                   (1,480)           (1,700)
      Less 76,286 shares of treasury stock - at cost                                             (838)               -
      Unrealized gains on securities designated as available for sale, net                        722               937
                                                                                               ------            ------
          Total shareholders' equity                                                           14,575            15,078
                                                                                               ------            ------

          Total liabilities and shareholders' equity                                          $14,617           $15,855
                                                                                               ======            ======

                          MARKET FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE M - CONDENSED FINANCIAL STATEMENTS OF MARKET FINANCIAL CORPORATION (continued)

                          MARKET FINANCIAL CORPORATION
                             STATEMENTS OF EARNINGS
                           Period ended September 30,
                                 (In thousands)

                                                                                         1999         1998         1997
    Revenue
      Interest income                                                                   $  68         $157         $113
      Equity in earnings of Market Bank                                                   855          600          314
                                                                                          ---          ---          ---
          Total revenue                                                                   923          757          427

    Interest expense                                                                       22            9           -

    General and administrative expenses                                                   284          221           74
                                                                                          ---          ---         ----

    Earnings before income taxes (credits)                                                617          527          353

    Federal income taxes (credits)                                                        (81)         (25)          13
                                                                                         ----         ----         ----

          NET EARNINGS                                                                   $698         $552         $340
                                                                                          ===          ===          ===

                          MARKET FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE M - CONDENSED FINANCIAL STATEMENTS OF MARKET FINANCIAL CORPORATION (continued)

                          MARKET FINANCIAL CORPORATION
                            STATEMENTS OF CASH FLOWS
                           Period ended September 30,
                                 (In thousands)

                                                                    1999           1998           1997
Cash provided by (used in) operating activities:
  Net earnings for the year                                     $    698       $    552       $    340
  Adjustments to reconcile net earnings to net
  cash provided by (used in) operating activities
    Undistributed earnings of consolidated subsidiary               (855)          (600)          (314)
    Dividend received from subsidiary                              2,200           --             --
    Amortization of expense related to stock benefit plans           111           --             --
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                      5            (13)           (38)
      Prepaid expenses and other assets                               28            (30)          --
      Other liabilities                                               (1)            38              2
      Prepaid federal income taxes                                   (48)           (47)            13
      Deferred federal income taxes                                   (9)            12           --
                                                                --------       --------       --------
      Net cash provided by (used in) operating activities          2,129            (88)             3

Cash flows provided by (used in) investing activities:
  Investment in Market Bank                                         --             --           (6,416)
  Disbursement of loan to ESOP                                      --             --           (1,069)
  Repayment of loan to ESOP                                           97             98           --
                                                                --------       --------       --------
      Net cash provided by (used in) investing activities             97             98         (7,485)

Cash flows provided by (used in) financing activities:
  Proceeds from other borrowed money                                 180            725           --
  Repayment of other borrowed money                                 (905)          --             --
  Shares acquired for stock benefit plans                           --             (729)          --
  Net proceeds from issuance of common shares                       --             --           12,832
  Purchase of treasury stock                                        (838)          --             --
  Capital distributions and dividends paid on common stock          (364)        (5,049)           (93)
                                                                --------       --------       --------
      Net cash provided by (used in) financing activities         (1,927)        (5,053)        12,739
                                                                --------       --------       --------

Net increase (decrease) in cash and cash equivalents                 299         (5,043)         5,257

Cash and cash equivalents at beginning of period                     214          5,257           --
                                                                --------       --------       --------

Cash and cash equivalents at end of period                      $    513       $    214       $  5,257
                                                                ========       ========       ========

                          MARKET FINANCIAL CORPORATION

                        September 30, 1999, 1998 and 1997


NOTE M - CONDENSED FINANCIAL STATEMENTS OF MARKET FINANCIAL CORPORATION (continued)

    The Company is subject to regulations imposed by the OTS regarding the amount of capital distributions payable by the Company to the Corporation. Generally, the Company's payment of dividends is limited, without prior OTS approval, to net income for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. During fiscal 1999, the Company received OTS approval to make up to $2.2 million in capital distributions during fiscal 2000.

                          MARKET FINANCIAL CORPORATION
                                       AND
                                   MARKET BANK
                             DIRECTORS AND OFFICERS


================================================================================
                  BOARD OF DIRECTORS OF
               MARKET FINANCIAL CORPORATION

                   Robert Gandenberger
                   Supervisor - Retired
        Hamilton County of Ohio Recorder's Office

                     John T. Larimer
                        President
               Market Financial Corporation
                       Market Bank

                   Rae Skirvin Larimer
                         Attorney

                       Edgar H. May
                    Partner - Retired
                    Ed May Realty Co.

                     R. C. Meyerenke
                Managing Officer - Retired
                       Market Bank

                     Wilbur H. Tisch
                   President - Retired
                   General Metal Works

                    Kathleen A. White
                Real Estate Title Examiner

                       OFFICERS OF
               MARKET FINANCIAL CORPORATION

                     John T. Larimer
                        President

                      R.C. Meyerenke
                        Treasurer

                   Rae Skirvin Larimer
                        Secretary

                     Julie M. Bertsch
                 Chief Financial Officer



                  BOARD OF DIRECTORS OF
                       MARKET BANK

                     John T. Larimer
                        President
               Market Financial Corporation
                       Market Bank

                     L. Craig Martin
                        President
                  Environmentrics, Inc.

                       Edgar H. May
                    Partner - Retired
                    Ed May Realty Co.

                     R. C. Meyerenke
                Managing Officer - Retired
                       Market Bank

                    Una Schaeperklaus
                        Secretary
                       Market Bank







                       OFFICERS OF
                       MARKET BANK

                     John T. Larimer
              President and Managing Officer

                     R. C. Meyerenke
                        Treasurer

                    Una Schaeperklaus
                        Secretary

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

                              The Fifth Third Bank
                            Stock Transfer Department
                                Mail Drop 10AT66
                            38 Fountain Square Plaza
                             Cincinnati, Ohio 45263
                                 (513) 579-5320
                                 (800) 837-2755


                                 ANNUAL MEETING

================================================================================

The 2000 Annual Meeting of Shareholders of Market Financial Corporation will be held on January 25, 2000, at 10:00 a.m., Eastern Time, at Shuller's Wigwam Restaurant, 6210 Hamilton Avenue, Cincinnati, Ohio 45224. Shareholders are cordially invited to attend.


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